As filed with the Securities and Exchange Commission on August 21, 2007
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADNEXUS THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	04-3714189
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Beaver Street
Waltham, Massachusetts 02453
(781) 891-3745
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John D. Mendlein, Ph.D.
President and Chief Executive Officer
Adnexus Therapeutics, Inc.
100 Beaver Street
Waltham, Massachusetts 02453
(781) 891-3754
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Steven D. Singer, Esq. Philip P. Rossetti, Esq. Susan L. Mazur, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Mitchell S. Bloom, Esq. Kingsley L. Taft, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Amount of
Title of Each Class of	Proposed Maximum	Registration
Securities to be Registered	Aggregate Offering Price(1)	Fee(2)
Common Stock, $0.001 par value per share	$86,250,000	$2,650

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 21, 2007

PROSPECTUS

          Shares

Common Stock

We are offering           shares of our common stock in this offering. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “ADNX.”

Investing in our common stock involves risks. See “Risk Factors” on page 9.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to us before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional           shares from us on the same terms and conditions as set forth above if the underwriters sell more than           shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on          , 2007.

LEHMAN BROTHERS	UBS INVESTMENT BANK

COWEN AND COMPANY	LAZARD CAPITAL MARKETS

The date of this prospectus is          , 2007

Summary	1
Risk Factors	9
Special Note Regarding Forward-Looking Statements	30
Use of Proceeds	31
Dividend Policy	32
Capitalization	33
Dilution	35
Selected Financial Data	37
Management’s Discussion and Analysis of Financial Condition and Results of Operations	39
Business	52
Management	81
Certain Relationships and Related Party Transactions	109
Principal Stockholders	114
Description of Capital Stock	117
Shares Eligible for Future Sale	121
Underwriting	124
Industry and Market Data	129
Legal Matters	129
Experts	129
Where You Can Find More Information	129
Index to Financial Statements	F-1
Ex-3.1 Certificate of Incorporation of the Registrant, as amended
Ex-3.2 By-Laws of the Registrant
Ex-10.1 Strategic Alliance and Collaboration Agreement, dated February 14, 2007
Ex-10.2 License Agreement, dated July 1, 1999
Ex-10.3 Amended and Restated License Agreement, dated July 27, 1998
Ex-10.4 License, Manufacturing and Supply Agreement, dated August 5, 2005
Ex-10.5 Mutual Patent License Agreement, dated December 10, 2004
Ex-10.6 License Agreement, dated March 27, 2000
Ex-10.7 Lease Agreement, dated November 14, 2006
Ex-10.8 Master Security Agreement, dated February 14, 2002
Ex-10.9 Warrant to Purchase Common Stock
Ex-10.10 Loan and Security Agreement, dated December 15, 2003
Ex-10.11 Warrant to Purchase Series A Preferred Stock, Issued to Comerica Bank, December 15, 2003
Ex-10.12 Warrant to Purchase Series A Preferred Stock, Issued to Comerica Bank, July 8, 2005
Ex-10.13 2002 Stock Incentive Plan, as amended
Ex-10.14 Form of Restricted Stock Agreement under the 2002 Stock Incentive Plan
Ex-10.15 Form of Incentive Stock Option Agreement under the 2002 Stock Incentive Plan
Ex-10.16 Form of Nonstatutory Stock Option Agreement under the 2002 Stock Incentive Plan
Ex-10.22 Second Amended and Restated Investor Rights Agreement, dated July 11, 2007
Ex-10.23 Employment Letter, dated April 24, 2005, between Dr. John Mendlein and the Registrant
Ex-10.24 Severance and Change of Control Agreement, dated August 15, 2007 (Edwards)
Ex-10.25 Severance and Change of Control Agreement, dated August 16, 2007 (Lanciani)
Ex-10.26 Severance and Change of Control Agreement, dated August 15, 2007 (Furfine)
Ex-10.27 Severance and Change of Control Agreement, dated August 16, 2007 (Bosley)
Ex-10.28 Severance and Change of Control Agreement, dated August 16, 2007 (Freed)
Ex-23.1 Consent of Ernst & Young LLP
Ex-23.3 Consent of Orchard Partners

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Until          , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

Adnexus Therapeutics, Inc.

Overview

We aim to build a leading biotechnology business that discovers, develops and commercializes our novel, proprietary drug class that we call Adnectins. We believe Adnectins possess competitive therapeutic, manufacturing and commercial advantages over traditional targeted therapeutic classes, such as antibodies and small molecules. We generate Adnectins from human fibronectin by applying our proprietary protein engineering system, PROfusion. Our scientists engineer trillions of protein variations at a time in order to find the optimal Adnectin drug using this system. With our novel Adnectin class and PROfusion system, our patent estate and experienced team, we believe we are positioned to lead a new era in targeted biologics.

We intend to deploy Adnectins and PROfusion to create best-in-class drugs in multiple therapeutic areas, including those areas covered by existing antibody patents. We believe Adnectins avoid patents covering antibody-based products due to differences in composition. However, Adnectin-based products can benefit from the experience of antibody-based products because Adnectins have a therapeutic shape that resembles the targeting domain of antibodies. We believe we can create superior products compared to antibodies based on advantages conferred by the simpler protein structure of Adnectins. Our first Adnectin, Angiocept, is an antagonist of the VEGFR-2 pathway and is in clinical development in the United States.

Our development strategy for Angiocept is to establish, under our sole control, the preclinical and clinical foundation for our Adnectin class, as well as to build value and demonstrate significant commercial potential of our first product. Angiocept has the potential to be a best-in-class product in the growing, multi-billion dollar anti-angiogenic market. Unlike Avastin, Sutent and Nexavar, the three approved agents in this market, Angiocept is designed to be both a potent and highly specific VEGFR-2 pathway antagonist. We are conducting our phase 1 clinical trial of Angiocept in the United States in oncology patients. We believe our phase 1 clinical trial has generated sufficient patient data to enable us to advance to phase 2 clinical trials. We are planning multiple phase 2 clinical trials in oncology to establish the potentially broad applicability of Angiocept. We expect to commence our first phase 2 clinical trial in the first quarter of 2008.

We intend to pursue a diversified commercialization strategy by participating in the commercialization of our products and accelerating our growth through selective strategic alliances. Our growing pipeline and intellectual property position in the field of Adnectins and PROfusion provide us with the opportunity to enter into alliances with other pharmaceutical companies to expand our commercial and therapeutic reach. Our first Adnectin-PROfusion alliance is with Bristol-Myers Squibb, or BMS, and includes up to 6 programs based on 4 targets in oncology. For products resulting from this alliance, we are eligible to receive development milestones from BMS of $211.5 million for the first product directed to a certain target of the first program and $141.0 million per program for each of 5 other potential programs, plus a sales milestone of $131.0 million per program, in addition to escalating double-digit royalties on product sales.

Advantages of Adnectins

As a distinct, novel class, we believe that our Adnectins offer superior therapeutic and commercial promise across multiple therapeutic applications currently dominated by first-generation targeted biologic approaches. We designed Adnectins based on a targeting domain whose shape has precedence in antibody-based therapeutics but which we believe also offers significant discovery, development and commercialization advantages over traditional targeted biologics, such as antibodies. We believe that our phase 1 clinical trial results to date for Angiocept in regards to safety, tolerability and immunogenicity have helped to establish the initial clinical foundation for our Adnectin class.

Adnectin advantages are based on its simple amino acid sequence and precedented therapeutic shape. An Adnectin consists of a backbone of the natural amino acid sequence of a certain domain of human fibronectin, which has a shape that resembles the targeting domain of an antibody. In addition, each Adnectin domain has one to three targeting loops engineered using our PROfusion system. A single Adnectin domain contains about 90 to 100 amino acids, in contrast to a typically much larger full-length human antibody that contains approximately 1,500 amino acids.

Adnectin-based products offer the following potential advantages:

•	Potent, specific therapeutics: high affinity, specific binding to a therapeutic target with only a single Adnectin domain;

•	Enhanced efficacy: greater potential to specifically modulate multiple therapeutic targets for multiple therapeutic effects in a single drug molecule;

•	Opportunity to pursue patent protected, first generation targeted biologics markets: potential avoidance of antibody patents enables pursuit of antibody-validated products and pathways prior to patent expiration;

•	Broad therapeutic applications: creating Adnectins to many target types, including targets that are hard to drug by antibodies or small molecules;

•	Potential for more convenient dosing: using Adnectins designed with different systemic half-lives in humans (for example, as long as a month or as short as hours) or with properties for administration of long-lasting, concentrated doses;

•	Faster and lower risk manufacturing: manufacturing in E. coli, permitted by the relatively simple Adnectin amino acid sequence compared to an antibody, may result in higher probability of success and greater speed to the clinic and market;

•	Potential for improved tissue penetration: an Adnectin domain is about 15 times smaller than a full-length antibody; and

•	Reduced immunogenicity potential: the Adnectin backbone is designed from a naturally occurring human fibronectin protein that has evolved to be tolerated by the human immune system.

Proprietary PROfusion Discovery Engine

Our drug discovery technology, PROfusion, capitalizes on the inherent advantages of the Adnectin class through the rapid and efficient engineering, evaluation and optimization of product candidates. Our scientists utilize our proprietary PROfusion system to simultaneously engineer trillions of Adnectin amino acid sequences to determine which Adnectins are best suited as product candidates. This has the potential of increasing pipeline productivity by reducing the time and cost of identifying high quality product candidates. PROfusion enables us to generate Adnectins using cell-free production methods, avoiding the time-and resource-consuming cloning, cell production and testing often used in other traditional drug discovery methods.

The power of PROfusion is based on its ability to engineer protein variants from DNA to RNA to protein without using cells, while also directly attaching a unique tag to each protein variant made. In biology, DNA makes RNA and RNA makes protein. The tag that PROfusion attaches to each protein variant is the unique mRNA that was used to synthesize that specific protein variant. This means that each protein variant is directly tagged with the mRNA sequence that encodes the protein variant to which it is attached. These tags help our scientists track Adnectins with the most desirable properties for product candidates.

We believe PROfusion provides us with significant competitive advantages, including the ability to:

•	make and test up to 200 trillion protein variations in a single process, leading to rapid engineering of new drug variations;

•	engineer large numbers of protein variations, enabling us to “see” variations that may not emerge from other protein discovery technologies;

•	identify proteins with high affinity for the therapeutic target, typically in the picomolar range with a single Adnectin domain;

•	use a broader range of test conditions to find molecules with favorable physical properties;

•	“tune” the specificity of Adnectins across related targets;

•	be applied to all types of therapeutic protein classes; and

•	be applied to all types of protein targets.

Angiocept

Angiocept is a highly potent, specific and complete VEGFR-2 pathway antagonist. It is designed to inhibit tumor angiogenesis, the formation of new blood vessels in tumors, which is vital to the progression of tumor growth. Anti-angiogenic drugs that block the formation of these new blood vessels have emerged as an important new drug category in the treatment of cancer. Cancer cells secrete a variety of protein activators or growth factors that bind to receptors and promote angiogenesis. We believe that the most important pathway in this process is the VEGFR-2 pathway. We believe that Angiocept is the only pure antagonist of all protein activators in the VEGFR-2 pathway and is specific for the VEGFR-2 receptor, thus potentially avoiding off-target side effects. It is also the smallest anti-angiogenic biologic, which may potentially improve tissue distribution. Therefore, we believe Angiocept has a number of properties that may create the opportunity for a best-in-class anti-angiogenic treatment.

Our phase 1 clinical trial results to date are consistent with the mechanism that Angiocept is acting as an antagonist to its intended target, human VEGFR-2. We are planning multiple phase 2 trials in oncology to establish the potentially broad applicability of Angiocept. Our phase 1 clinical trial also allowed us to identify a well-tolerated and pharmacologically active dose of Angiocept, which we plan to use in our first phase 2 clinical trial.

We are initially developing an intravenous formulation of Angiocept for the treatment of glioblastoma multiforme, or GBM. GBM is highly malignant and the fastest growing type of brain tumor, and there is a significant need for improved treatments. Recurrent GBM phase 2 clinical studies of other anti-angiogenic drugs have provided encouraging data for non-specific VEGFR-2 pathway inhibitors with significant improvements in response rate, progression-free survival and overall survival compared with the historical standard of care data. However, no drug in the anti-angiogenic category is currently approved to treat GBM. We believe that our strategy to initiate a phase 2 clinical trial with Angiocept in GBM as its first indication will lead to a relatively rapid assessment of efficacy and potentially accelerate the regulatory approval process.

Adnectin Pipeline

In addition to Angiocept, which is in clinical development, we and our partner, BMS, are also pursuing several other research programs in a variety of therapeutic areas.

Program	Therapeutic Area	Stage of Development	Partner

Angiocept (VEGFR-2 pathway antagonist)	Oncology	Phase 2 clinical trial expected to commence in Q1 2008	Solely-owned
BMS-ATI 1 (antagonist) (formerly ATI-002)	Oncology	Product optimization	Bristol-Myers Squibb*
ATI-003 (interleukin-12 antagonist)	Autoimmune diseases	Product optimization	Solely-owned
BMS-ATI 2 (bispecific antagonist)	Oncology	PROfusion lead discovery	Bristol-Myers Squibb*
BMS-ATI 3 (agonist)	Oncology	PROfusion lead discovery	Bristol-Myers Squibb*
ATI-004	Musculo-skeletal disease	PROfusion lead discovery	Solely-owned
ATI-005	Neurodegenerative disease	PROfusion lead discovery	Solely-owned

*	Adnexus retains a co-promotion right in the United States to the first product from the BMS collaboration for which a drug approval application is filed in the United States by BMS.

Our Business Strategy

Our objective is to create best-in-class therapeutics for compelling commercial opportunities utilizing Adnectins and PROfusion. The critical components of our business strategy are to:

•	discover, develop and commercialize a pipeline of best-in-class products with Adnectins for patent-protected, antibody-validated therapeutic pathways;

•	develop and commercialize our clinical product candidate, Angiocept;

•	expand the preclinical, clinical and manufacturing validation of the Adnectin product class;

•	aggressively prosecute and expand our Adnectin and PROfusion intellectual property;

•	accelerate our growth through selective strategic alliances;

•	pursue a diversified commercialization strategy; and

•	build an industry-leading business by executing with excellence, rigor and prudent speed to benefit patients, partners, shareholders, employees and our community.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. We have a limited operating history and have not yet commercialized any products. We have incurred substantial operating losses in each year since inception. Our net loss was $16.1 million in 2005 and $14.3 million in 2006. As of June 30, 2007, our accumulated deficit was $59.5 million. We expect to incur significant and increasing net losses for at least the next several years. It is uncertain whether any of our product candidates under development will become effective treatments. All of our product candidates are undergoing clinical trials or are in earlier stages of development, and failure is common and can occur at any stage of development. None of our drug candidates has received regulatory approval for commercialization, and we do not expect that any drugs resulting from our or our collaborators’ research and development efforts will be commercially available for a number of years, if at all. We may never receive any product sales revenues or achieve profitability.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on September 16, 2002. Our principal executive offices are located at 100 Beaver Street, Waltham, Massachusetts 02453, and our telephone number is (781) 891-3745. Our website address is www.adnexustx.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context otherwise requires, we use the terms “Adnexus,” “our company,” “we,” “us” and “our” in this prospectus to refer to Adnexus Therapeutics, Inc.

“Adnexus,” “Adnectin,” “Angiocept,” “PROfusion” and other trademarks or service marks of Adnexus appearing in this prospectus are the property of Adnexus. This prospectus contains additional trade names, trademarks and service marks of other companies.

The Offering

Issuer	Adnexus Therapeutics, Inc.

Common stock offered	Shares

Common stock to be outstanding after this offering	Shares

Over-allotment option	Shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect to use most of the net proceeds from this offering to fund the clinical development activities for Angiocept and to support research and development of our other product candidates, with the balance to be used for working capital and other general corporate purposes. See “Use of Proceeds” on page 31 for a more complete description of our intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“ADNX”

The number of shares of our common stock to be outstanding after this offering is based on 8,453,620 shares of common stock outstanding as of August 13, 2007 and an additional 583,092,794 shares of common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering. The number of shares of our common stock to be outstanding after this offering excludes:

•	81,564,370 shares of common stock issuable upon exercise of stock options outstanding as of August 13, 2007 at a weighted average exercise price of $0.074 per share;

•	1,138,717 shares of common stock issuable upon the exercise of warrants outstanding as of August 13, 2007 at a weighted average exercise price of $0.20 per share; and

•	an aggregate of shares of common stock reserved for future issuance under our 2007 stock incentive plan and an aggregate of shares of common stock reserved for future purchases under our 2007 employee stock purchase plan, in each case as of the closing of this offering. See “Management — Stock Option and Other Compensation Plans” on page 104 of this prospectus for a more detailed description of our equity compensation plans.

Unless otherwise indicated, all information in this prospectus:

•	gives effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 583,092,794 shares of common stock upon the closing of this offering;

•	reflects a -for- reverse stock split of our outstanding shares of common stock upon the closing of this offering; and

•	assumes no exercise of the underwriters’ overallotment option.

Summary Financial Data

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the summary statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited financial statements included in this prospectus. We have derived the data for the six months ending June 30, 2006 and 2007 from our unaudited financial statements included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

The summary balance sheet data is presented on (a) an actual basis, (b) a pro forma basis to reflect the issuance of an aggregate of 79,550,830 shares of Series C Convertible Preferred Stock in closings held on July 11 and August 13, 2007 and (c) a pro forma as adjusted basis to further reflect the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 583,092,794 shares of common stock upon the closing of this offering and our issuance and sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except for per share data)

Summary Statements of Operations Data:
Revenue from strategic alliances	$75	$262	$250	$125	$2,826
Operating expenses:
Research and development	7,331	12,962	9,977	3,616	10,374
General and administrative	2,402	3,061	4,333	1,595	2,514

Total operating expense	9,733	16,023	14,310	5,211	12,888

Loss from operations	(9,658)	(15,761)	(14,060)	(5,086)	(10,062)
Other income (expense), net	(269)	12	(65)	5	1
Interest income	17	93	217	39	463
Interest expense	(371)	(397)	(411)	(207)	(195)

Net loss	(10,281)	(16,053)	(14,319)	(5,249)	(9,793)
Accretion of mandatorily redeemable convertible preferred stock	(1,116)	(2,312)	(2,033)	(172)	(2,099)

Net loss attributable to common stockholders	$(11,397)	$(18,365)	$(16,352)	$(5,421)	$(11,892)

Basic and diluted net loss per common share:
Historical	$(2.64)	$(3.58)	$(2.61)	$(0.95)	$(1.67)

Pro forma (unaudited)			$(0.07)		$(0.03)

Weighted average number of shares used to compute basic and diluted net loss per common share:
Historical	4,319	5,127	6,271	5,732	7,140

Pro forma (unaudited)			240,717		470,692

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(Unaudited)
	(In thousands)

Summary Balance Sheet Data:
Cash, cash equivalents and short-term investments	$22,681	38,591
Working capital	12,376	28,286
Total assets	28,460	44,370
Long-term portion of deferred revenue	14,822	14,822
Preferred stock warrant liability	40	40
Long-term portion of loans payable	2,311	2,311
Accumulated Deficit	(59,550)	(59,550)
Redeemable preferred stock	59,787	75,697
Total stockholders’ (deficit) equity	(59,107)	(59,107)

RISK FACTORS

You should carefully consider the risks described below before making an investment decision in our company. These risks, we believe, are the material risks of our business and this offering. Our business could be substantially harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to Our Business

We depend heavily on the successful development of products based on Adnectins, our novel, proprietary drug class that is clinically unproven, may not advance in clinical development and may never lead to marketable products.

We have concentrated our research and development efforts on Adnectins, our novel, proprietary drug class, and our future success depends on the successful development of product candidates and marketable products based on this class. We have not received regulatory approval to market Adnectins. To date, we have advanced only one product candidate, Angiocept, from this class into human clinical trials. Clinical trials of Adnectins may fail to demonstrate in patients favorable therapeutic, immunological and pharmacological properties, and Adnectins may interact with human biological systems in undesirable or ineffective ways. As a result, we may never succeed in achieving clinical success with product candidates or in developing a marketable Adnectin or other drug. If we do not successfully develop and commercialize drugs based upon Adnectins, we will not become profitable and the value of our common stock will decline. If we do not successfully develop a drug from this class, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

Adnectins are a novel class of proteins that may cause clinically significant immune reactions, patient hospital stays or patient deaths or otherwise be associated with generally unattractive properties for a drug.

Like any new protein therapeutic or biologic, such as an antibody or an siRNA, Adnectin-based products could induce clinically significant immune reactions, patient hospital stays, patient deaths or other adverse side effects. Clinical risks that could be associated with the development of Adnectins include the following:

•	immune reactions, including immediate immune reactions, injection site reactions after a single or repeated dose and/or a clinically significant immune response following repeated injections;

•	drug exposure risks, including insufficient drug levels over time after a single injection, decreasing drug levels following repeated injections and inter-patient, intra-patient or inter-dose variability;

•	pharmacology risks, including no biological activity after a single dose or repeated doses and/or unanticipated activity that is undesirable; and

•	toxicology risks, including inherent toxicity associated with peak drug levels post injection or with repeated drug doses and/or accumulation associated toxicity.

Patients in our phase 1 clinical trial for Angiocept had some detectable levels of antibodies in laboratory tests for which we did not observe any clinical effect. We cannot be certain that clinically significant immune reactions will not occur in our current clinical trials or in our future clinical trials.

Our preclinical animal studies indicated that rodents and primates developed some type of antibody to polyethylene glycol, or PEG, or the other non-natural portions of Angiocept that can be detected in laboratory tests. Some of these antibodies may block the binding of Angiocept to its intended target in animals and cause the drug to be ineffective or rapidly cleared. Preclinical animal results of human or humanized proteins are not necessarily indicative of results that may be obtained in clinical studies in humans.

The appearance of a clinically significant immune reaction in patients or healthy volunteers from an Adnectin-based product candidate would reduce the value of that particular Adnectin-based product candidate and could potentially make the entire Adnectin class commercially less attractive. In addition, any Adnectin-based product candidate that induces a clinically significant immune reaction could result in regulatory delays or non-approval of the product candidate and other Adnectin product candidates by the U.S. Food and Drug Administration, or FDA, or equivalent foreign regulatory agencies. If an Adnectin-based product candidate does not receive regulatory approval or is not successfully commercialized, we will not be able to generate revenue, become profitable or continue our operations.

We depend heavily on the success of our first Adnectin-based product candidate, Angiocept, which is still in early-stage development.

To date, we have invested a significant portion of our efforts and financial resources on the research and development of our only product candidate, Angiocept. Our ability to finance our company and to generate partnerships and revenues will depend heavily on the successful development and commercialization of this product candidate. All of our other potential product candidates are in the preclinical research stage. The clinical and commercial success of Angiocept will depend on several factors, including the following:

•	enrollment in our clinical trials, which may be slower than we currently anticipate, potentially resulting in significant delays;

•	our ability to demonstrate to the satisfaction of the FDA or equivalent foreign regulatory agencies Angiocept’s safety and efficacy through preclinical studies as well as current and future clinical trials;

•	the prevalence and severity of adverse side effects;

•	the availability, relative cost and relative efficacy of alternative and competing treatments, such as Avastin;

•	the effectiveness of our own or our partners’ marketing, sales and distribution strategy and operations;

•	our ability to manufacture clinical trial supplies and to develop and validate a commercially viable and cGMP-compliant manufacturing process;

•	receipt of marketing approvals from the FDA and similar foreign regulatory authorities;

•	launching commercial sales of the drug, whether alone or in collaboration with others;

•	our ability to avoid any potentially applicable patents of others;

•	publicity concerning our products or competing products or treatments; and

•	acceptance of the drug in the medical community and by third-party payors.

We have completed the dose escalation portion of a phase 1 clinical trial for Angiocept and expect to commence phase 2 clinical trials in the first quarter of 2008. These and other clinical trials may not be successful, and the results of our phase 2 clinical trials, even if positive, may not be indicative of the results we may obtain in other subsequent clinical trials that will be required for regulatory approval of this product candidate. We do not know, and are unable to predict, what type and how many clinical trials the FDA, or equivalent foreign regulatory agencies, will require us to conduct before gaining approval to market Angiocept. The FDA and equivalent foreign regulatory agencies have substantial discretion in the approval process and may decide that our data are insufficient to support a marketing application and require additional preclinical, clinical or other studies. If we are not successful in commercializing Angiocept, or are significantly delayed in doing so, our business will be materially harmed.

We are a biotechnology business with a limited operating history and have incurred a cumulative loss since inception. If we do not generate significant revenues, we will never be profitable.

We have incurred significant losses since our inception in September 2002. Since inception, we have been engaged in research and development activities primarily in connection with our Adnectin class and PROfusion system to discover and develop product candidates. As of June 30, 2007, our accumulated deficit was approximately $59.5 million. Since inception, we have incurred $44.3 million of research and development expenses. We have never generated any revenue from product sales. We expect that our annual operating losses will increase substantially over the next several years as we expand our research, development and commercialization efforts, including:

•	initiating the phase 2 clinical trial of Angiocept and, if supported by favorable data from phase 2, moving into a larger phase 3 clinical trial;

•	continuing to advance our other research and development programs in oncology and identifying other potential product candidates across multiple therapeutic indications;

•	advancing the clinical development of any other product candidates we identify;

•	seeking to launch manufacturing and commercializing any product candidates for which we receive regulatory approval, including building our own commercial organization and sales force; and

•	licensing or acquiring additional product candidates.

To become profitable, we must successfully develop and obtain regulatory approval for our product candidates and effectively manufacture, market and sell any product candidates we develop. Accordingly, we may never generate significant revenues and, even if we do generate significant revenues, we may never achieve profitability.

We will need substantial additional capital to fund our operations, including product candidate development, manufacturing and commercialization. If we do not have or cannot raise additional capital when needed, we will be unable to develop and commercialize our product candidates successfully, and our ability to operate as a going concern may be adversely affected.

We believe that the net proceeds from this offering, together with interest thereon and our existing cash and cash equivalents, as supplemented by research funding pursuant to our collaboration with BMS, will be sufficient to meet our projected operating requirements for the next eighteen months. However, we may need to seek additional funding within this period of time. Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses that we will incur in connection with preclinical and clinical testing, regulatory review, manufacturing and sales and marketing efforts. Our operating plan may change as a result of many factors, including:

•	the costs involved in the development and manufacturing of Angiocept;

•	the costs involved in obtaining regulatory approvals for our product candidates;

•	the scope, prioritization and number of programs we pursue;

•	the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent and other intellectual property claims;

•	the costs associated with manufacturing our product candidates;

•	our ability to maintain and enter into corporate collaborations and the terms and success of these collaborations;

•	our acquisition and development of new technologies and product candidates; and

•	competing technological and market developments currently unknown to us.

If our operating plan changes, we may need additional funds sooner than planned. Such additional financing may not be available when we need it or may not be available on terms that are favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available to us on a timely basis, or at all, we may be required to:

•	terminate or delay preclinical studies, clinical trials or other development activities for one or more of our product candidates; or

•	delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates, if approved for sale.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaboration, strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we are unable to obtain adequate financing on a timely basis, we could be required to delay, reduce or eliminate one or more of our drug development programs.

Our PROfusion system, our engine for discovering Adnectin-based product candidates may not continue to generate product candidates.

Our PROfusion system is able to make and test different Adnectin amino acid sequences. These amino acid sequences may never become valuable product candidates for ourselves or our partners. While we have created collections of different Adnectin-based molecules, we do not know yet if any of these molecules have the right therapeutic and safety properties to become an approved drug. Depending on the experimental conditions, we do not know for certain what percentage of unique Adnectins are actually made in an experiment. For instance, if only 1% of the Adnectins in an experiment designed to make 100 trillion Adnectin-based molecules using PROfusion are distinct from all other Adnectins synthesized, then only one trillion unique Adnectin-based molecules are made for testing. We cannot be sure that PROfusion will yield Adnectin-based product candidates attractive to potential partners or Adnectin-based clinical compounds that will result in commercially attractive approved drugs.

Our success depends, in part, on the success of our Adnectin class to surpass the established antibody class in the marketplace, which may never occur or occur in a limited fashion.

Antibodies are an established therapeutic class, the first product being launched over 30 years ago. In 2006, worldwide sales of antibody-based products exceeded $20 billion. Our research and clinical trials of Adnectin-based product candidates may not demonstrate that these product candidates are equivalent or superior to antibody-based drugs in terms of safety and efficacy. If we are not able to demonstrate equivalent or superior safety and efficacy, our Adnectin product candidates may not achieve regulatory approval and, even if approved, may not be able to achieve market acceptance when competing with established antibody-based drugs.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of product candidates. Our objective is to design, develop and commercialize new products with superior efficacy, convenience, tolerability and safety. Because our strategy is to develop new product candidates against targets that have been clinically validated as important in disease management by existing products or by potential products in late-stage clinical trials, our product candidates, if approved for marketing by regulatory authorities, are likely to compete with existing products that have a history of effective and safe use and with new therapeutic agents. We expect any product candidate that we commercialize with our collaborative partners or on our own will compete with existing, market-leading products. For example, we anticipate that Angiocept, if approved for treatment of GBM, would compete with protein therapeutics that may be approved for the treatment of GBM (such as Avastin and other VEGFR-2 pathway related therapies), as well as small molecule angiogenesis inhibitors.

Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to:

•	design and develop products that are superior to other products in the market;

•	attract qualified scientific, medical, sales and marketing and commercial personnel;

•	obtain patent and/or other proprietary protection for our processes and product candidates;

•	obtain required regulatory approvals; and

•	successfully collaborate with others in the design, development and commercialization of new products.

Established competitors may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome severe price competition and to be commercially successful. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management and scientific staff, particularly John Mendlein, our Chief Executive Officer, John Edwards, our Senior Vice President, Commercial Operations and Chief Operating Officer, and Eric Furfine, our Senior Vice President, Research and Preclinical Development. The loss of services of any of Dr. Mendlein, Mr. Edwards or Dr. Furfine or one or more of our other members of senior management could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of our product candidates.

Competition for qualified personnel in the biotechnology and pharmaceuticals field is intense. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms. We do not carry “key person” insurance covering any members of our senior management. Each of our officers and key employees may terminate his employment at any time without notice and without cause or good reason.

As we evolve from a company primarily involved in research and development to a company also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.

As we advance Angiocept, and any other product candidate we may develop, through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. We may be sued if any product we develop allegedly causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	product recalls;

•	loss of revenue; and

•	the inability to commercialize our product candidates.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance covering our clinical studies in the amount of $5 million in the aggregate. However, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer. In addition, insurance coverage is becoming increasingly expensive, and in the future we may not be able to maintain insurance coverage at a reasonable cost, if at all, or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, and rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Stock Market’s Global Market, impose additional requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial additional costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial expense and expend significant management time on compliance-related issues. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Stock Market’s Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

Risks Related to the Development of Our Product Candidates

All of our product candidates other than Angiocept are in early-stage research. If we are unable to discover, develop, partner and commercialize other product candidates, our business will be adversely affected.

A key element of our strategy is to discover, develop and commercialize a portfolio of new Adnectin-based products in addition to Angiocept. We are seeking to do so through our internal research programs and intend to explore strategic collaborations for the development of new products. Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete;

•	a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; or

•	a product candidate may not be accepted by patients, the medical community or third-party payors.

Our strategy also includes in-licensing or acquiring product candidates that leverage our product development strengths. We may not be able to license or acquire promising product candidates on reasonable terms, if at all.

If we do not obtain regulatory approval, we will be unable to commercialize Angiocept or any other future product candidate we may develop.

Angiocept is, and any other product candidate we develop will be, subject to extensive governmental regulations relating to, among other things, development, clinical trials, manufacturing and commercialization. In order to obtain regulatory approval for the commercial sale of any product candidate, we must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication, and that our production process reproducibly produces a consistent and stable product. This process can take many years to complete, requiring the expenditure of substantial resources with uncertain results.

To date, we have not successfully completed any human clinical trials. Currently we plan to test our lead product candidate, Angiocept, in a phase 2 clinical trial for the treatment of GBM. All of our other potential product candidates, as well as partnered ones, remain in the discovery and preclinical study stages. The results to date from preclinical studies and our phase 1 clinical trial may not be predictive of results in future preclinical studies and clinical trials, and there can be no assurance that we will demonstrate the required safety and efficacy to obtain regulatory approvals for any product candidates. Even though Angiocept has been generally well-tolerated in the limited number of patients who have been treated with it, there is no guarantee that unacceptable side effects or other risks will not occur with the exposure of a larger number of patients. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. We may never obtain regulatory approval for Angiocept or any other product candidate we may develop. If a product candidate is not shown to be safe and effective through preclinical studies and clinical trials, we will not be able to obtain regulatory approval, and the resulting delays in developing other product candidates and conducting related preclinical studies and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on our business, financial condition and results of operations.

Any failure or delay in completing clinical trials for our product candidates may prevent us from obtaining regulatory approval or commercializing product candidates on a timely basis, which would require us to incur additional costs and delay receipt of any product revenue.

We cannot predict whether we will encounter problems with any of our planned clinical trials that will cause us or regulatory authorities to delay, suspend or terminate clinical trials. The completion of clinical trials for product candidates may be delayed or halted for many reasons, including:

•	delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;

•	failure of our third-party contractors or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner;

•	delays or failure in obtaining the necessary approvals from regulators or institutional review boards in order to commence a clinical trial;

•	our inability, or the inability of our collaborators or licensees, to manufacture or obtain from third parties materials sufficient to complete our preclinical studies and clinical trials;

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials, or high drop out rates of patients in our clinical trials;

•	risks associated with non-inferiority trial designs, which are studies devised and statistically powered to show that the test drug is not inferior to the control drug;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of our product candidates during clinical trials;

•	safety issues, including serious adverse events associated with our product candidates;

•	the failure of patients to complete clinical trials due to side effects, dissatisfaction with the product candidate or other reasons;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

•	varying interpretations of data by FDA and similar foreign regulatory agencies.

Clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and the availability of approved effective drugs.

We, the FDA or other applicable regulatory authorities may suspend or terminate clinical trials of a product candidate at any time if we or they believe the subjects or patients participating in such clinical trials are being exposed to unacceptable health risks or for other reasons. Additionally, our phase 2 protocol for Angiocept in the treatment of GBM includes provisions for the systematic evaluation of patient safety and defines toxicity-related study stopping rules.

We cannot predict whether any of our product candidates will encounter problems during clinical trials which will cause us or regulatory authorities to delay, suspend or terminate these trials, or delay the analysis of data from these trials. Significant clinical trial delays could also allow our competitors to obtain marketing approval before we do. In addition, it is impossible to predict whether legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. If we experience any such problems, we may not have the financial resources to continue development of the product candidate that is affected or the development of any of our product candidates.

Even if we receive regulatory approval for a product candidate, we will be subject to ongoing FDA obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to restrictions, market withdrawal or we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we or our collaboration partners receive for our product candidates may also be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practices, or cGMP, and good clinical practices, or GCP, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal of FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Failure to obtain regulatory approval in jurisdictions outside the United States will prevent us from marketing our products abroad.

We intend to market our products, if approved, in international markets, which will require separate regulatory approvals. We have not had any interactions with foreign regulatory authorities, and the approval procedures vary among countries and may involve requirements for additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not receive necessary approvals to commercialize our products in any market.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We use hazardous chemicals and radioactive and biological materials in certain aspects of our business and are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, distribution, storage, handling, treatment and disposal of these materials. Although we believe our safety procedures for handling and disposing of these materials and waste products comply with these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials. In the event of contamination or injury, or failure to comply with environmental, occupational health and safety and export control laws and regulations, we could be held liable for any resulting damages and any such liability could exceed our assets and resources. We are uninsured for third-party contamination injury.

Risks Related to Patents and Licenses

Our success depends on the success of our Adnectin class to avoid the patent estates of antibodies and associated antibody and discovery technologies.

No court or patent office has ruled that Adnectins are not considered antibodies in the context of litigating a patent claiming an antibody composition or its use. There are similarities between Adnectins and antibodies, which could lead a court to hold that an Adnectin-based product infringes an antibody patent. For example, the shapes of the targeting domains of Adnectins and antibodies resemble each other. If an Adnectin-based product were held to infringe an antibody or other patent, we or our partner may not be able to obtain a license to such patent on commercially acceptable terms, may be subject to commercially unattractive stacking royalties from patents covering such technology for discovery or manufacture, may be blocked from selling the product, or may be unable to successfully commercialize the product.

Targets that we have chosen or may choose for generating Adnectins may be covered in third-party patent filings that may include patents that block our ability to develop and market an Adnectin product. If third-party patents cover the use of a target and we cannot obtain a license under such patent on commercially acceptable terms, we and our partners and licensees could be prevented from using the target in a program for discovering or optimizing an Adnectin against that target.

Third-party patents may also include broad method-of-use claims. If these patents were found to be valid and enforceable and we were unable to obtain a license on commercially acceptable terms, we and our partners and licensees could be prevented from commercializing affected products. For example, we are aware of a certain U.S. patent 6,177,401, assigned to the Max-Planck-Gesellschaft zur Forderung der Wissenschafen, or the Max Planck Institute, with claims directed to the medical use of certain organic compounds for treating a receptor related to human VEGFR-2. While we do not believe that the claims of the U.S. patent 6,177,401 would cover the use of Adnectins, this patent and continuing patent applications that may be on file may nevertheless affect our ability to market Angiocept. For a more detailed discussion of certain issues related to this patent, see “Business — Intellectual Property-Building a Patent Estate and Trade Secret Position for Our Adnectin Class, PROfusion System and Angiocept — Angiocept”.

Discovery technologies in biologics, including linking chemistries, diverse compound libraries and methods for testing members of these libraries, are often patented, and third parties may control patents that could prevent the application of our PROfusion system to antibodies, Adnectins or commercially important biologics, such as EPO, interferon, GLP-1 agonists and GCSF. Such third-party patents may also include broad method-of-use claims. If these patents were found to be valid and enforceable and we were unable to obtain a license on commercially acceptable terms, we and our partners and licensees could be prevented from using our PROfusion system to commercialize certain products.

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, their use, formulation, dosage form and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importation by third parties is dependent upon the extent to which we have rights under valid and enforceable patents in relevant jurisdictions, or have trade secrets that cover these activities.

We have licensed from third parties rights to numerous issued patents and patent applications. Third parties may challenge the patents, patent applications and other proprietary rights held by us, our licensors or collaborators. For example, Merck KGaA has filed an opposition in Europe to a patent we have in-licensed from The General Hospital Corporation, doing business as Massachusetts General Hospital, or MGH, which includes claims to fundamental aspects of our PROfusion system. For a more detailed discussion of certain issues related to this patent, see “Business — Intellectual Property-Building a Patent Estate and Trade Secret Position for Our Adnectin Class, PROfusion System and Angiocept — PROfusion System.” We generally do not unilaterally control the prosecution of patent applications licensed from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we may exercise over internally developed intellectual property.

Even if we are able to obtain patents on our product candidates, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition or from claims of a third party that our products infringe their issued patents. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our licensed patents, in our patents or in third-party patents or applications therefor.

The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents, or for which we are not licensed under our license agreements;

•	we or our licensors or collaborators might not have been the first to make the inventions covered by our pending patent application or the pending patent applications and issued patents of our licensors;

•	we or our licensors or collaborators might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not result in issued patents;

•	our issued patents and the issued patents of our licensors or collaborators may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	it is possible that our competitors could conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

Of particular note with respect to our Adnectin class, it is possible that our pending patent applications and issued patents will not give us a proprietary position that prevents others from developing and commercializing Adnectins against protein targets of interest to us, including VEGFR-2, the same protein target as Angiocept. With regard to our PROfusion system for identifying Adnectins, we cannot be sure that our own patents and patent applications, and those in-licensed from others, will prevent our competitors from using PROfusion to identify potential Adnectins or other amino acid based compounds that can be used as drugs. Also, our competitors could potentially practice PROfusion in countries where we do not have issued patents or pending patent applications, and then use the results of such research to develop and commercialize Adnectins in major commercial markets without necessarily violating our issued patents.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our product candidates is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

Our research and development collaborators may have rights to publish data and other information to which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our trade secrets and may impair our patent rights. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

Our ability, and that of our commercial partners, to commercialize any approved products will depend, in part, on our ability to obtain patents, enforce those patents and operate without infringing the patents and other proprietary rights of third parties. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. We have filed multiple U.S. patent applications and foreign counterparts related to Angiocept and other programs as well as underlying platform technologies and may file additional U.S. and foreign patent applications related thereto. There can be no assurance that any issued patents we own or control will provide sufficient protection to conduct our business as presently conducted or as proposed to be conducted, that any patents will issue from the patent applications owned by us, or that we will remain free from infringement claims by third parties. Furthermore, there can be no assurance that any issued patents we own or control will not be challenged in litigation asserting that they are unenforceable due to inequitable conduct, not enabled by the inventors, offer no utility, not owned due to incorrect inventorship or ownership, or their claims do not provide a basis for infringement, either literally or under the doctrine of equivalents.

The failure to obtain adequate patent protection would have a material adverse effect on us and may adversely affect our ability to conduct, or affect the terms of any arrangement for, the development and marketing of any product. There can also be no assurance that patents owned by us will not be challenged by others. We could incur substantial costs in proceedings, including interference or reexamination proceedings before the U.S. Patent and Trademark Office and comparable proceedings, such as opposition or cancellation proceedings, before similar agencies in other countries in connection with any of our existing or future patent rights. These proceedings could result in adverse decisions about the patentability of our inventions and products, as well as about the enforceability, validity or scope of protection afforded by our patents.

Patent applications in the United States and elsewhere are published 18 months or later from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to Angiocept and any future products may have already been filed by others without our knowledge. In the event an infringement claim is brought against us, we may be required to pay substantial legal and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing related product development and commercialization and may be subject to damage awards.

In addition, any future patent litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or our collaborators to loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties on commercially acceptable terms or at all. In addition, we may be restricted or prevented from manufacturing, developing or commercializing Angiocept or from developing, manufacturing and selling any future Adnectins or other products in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses. If it is determined that we have infringed an issued patent, we could be compelled to pay significant damages, including punitive damages.

Virtually all of our competitors are able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations, in-license technology that we need, out-license our existing technologies or enter into collaborations that would assist in bringing our product candidates to market.

We license patent rights from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, or if the licenses are terminated, our competitive position and business prospects will be harmed.

We are a party to a number of licenses that give us rights to third-party intellectual property that is necessary or useful for our business. We may enter into additional licenses to third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for their intellectual property. Our licensors may not successfully prosecute the patent applications to which we are licensed. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. In addition, our licensors may terminate their agreements with us in the event we breach the applicable license agreement and fail to cure the breach within a specified period of time. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position.

Risks Related to Commercialization of our Product Candidates

If we are unable to establish a sales and marketing infrastructure or enter into agreements with third parties to perform these functions, we will not be able to commercialize any product candidates.

We have no commercial products, and we do not currently have an organization for the sales and marketing of our product candidates. In order to commercialize any product candidates, we must either acquire or fully develop a sales, marketing and distribution infrastructure or enter into agreements with third parties to perform these services for us. If we are unable to establish an adequate sales, marketing and distribution infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

Our commercial success depends upon attaining significant market acceptance of Angiocept or any other product candidate among physicians, patients, health care payors and, in the cancer market, acceptance by the major operators of cancer clinics.

Even if Angiocept, or any other product candidate we may develop or acquire in the future, obtains regulatory approval, it may not gain market acceptance among physicians, health care payors, patients and the medical community. Market acceptance depends on a number of factors, including:

•	the clinical indications for which the drug is approved;

•	acceptance by physicians, major operators of cancer clinics and patients of the drug as a safe and effective treatment;

•	perceived advantages over alternative treatments, including Avastin;

•	the cost of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement by third parties;

•	the continued projected growth of the anti-angiogenic drug market;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	effective marketing and distribution support.

If our approved drugs fail to achieve market acceptance, we would not be able to generate significant revenue.

Reimbursement may be limited or not be available in certain market segments for our product candidates, which could diminish our sales or affect our ability to sell our products profitably.

Market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for any of our product candidates and may be affected by future health care reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. These proposals include prescription drug benefit proposals for Medicare beneficiaries and measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. Legislation creating a prescription drug benefit and making certain changes in Medicaid reimbursement has recently been enacted. In particular, in December 2003, President Bush signed into law new Medicare prescription drug coverage legislation that changes the methodology used to calculate reimbursement for certain drugs such as Angiocept. In addition, the legislation directs the Secretary of Health and Human Services to contract with procurement organizations to purchase physician-administered drugs from the manufacturers and provides physicians with the option to obtain drugs through these organizations as an alternative to purchasing from the manufacturers, which some physicians may find advantageous.

As a result of legislative proposals and the trend towards managed health care in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs. We expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations, additional legislative proposals, as well as country, regional, or local healthcare budget limitations.

CMS and comparable foreign pricing agencies policies are constantly changing and we cannot guarantee that they will not decrease, limit or deny reimbursement of Angiocept in the future.

CMS, the agency within the Department of Health and Human Services that manages Medicare and will be responsible for reimbursement of the cost of Angiocept administered to Medicare beneficiaries, has asserted the authority of Medicare not to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries, or to cover them at a lesser rate, compared to drugs that CMS considers to be therapeutically comparable. We cannot be certain that CMS will not decrease, limit or deny reimbursement of Angiocept for any therapeutic indication we may pursue. As the costs of the Medicare program continue to grow, CMS may be compelled to make difficult decisions regarding the trade-offs of supporting the reimbursement of certain public health expenditures over others. Further, CMS has instituted dramatic Medicare reimbursement changes in the past that adversely impacted the businesses of companies in other segments of the healthcare industry, and we cannot determine that CMS will not do the same in the markets in which we operate. We cannot guarantee that Angiocept, or any of our other product candidates, will be reimbursed by CMS (and comparable foreign pricing agencies) to incent physician adoption.

Foreign governments often impose price controls, which may adversely affect our future profitability.

We intend to seek approval to market our future products in both the United States and in foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product. In some foreign countries, particularly in the European Union, the pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product candidate. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

Risks Related to Our Dependence on Third Parties

We may not be able to execute our business strategy if we are unable to enter into alliances with other companies that can provide capabilities and funds for the development and commercialization of our product candidates. If we are unsuccessful in forming or maintaining these alliances on favorable terms, our business may not succeed.

We have entered into a collaboration arrangement with BMS for the development and commercialization of certain Adnectin-based products in the field of oncology, and we may enter into additional collaborative arrangements in the future. We continue to evaluate collaborations with respect to Angiocept, to which we currently hold all rights, to compete in the anti-angiogenics oncology market. We may also enter into alliances with major biotechnology or pharmaceutical companies to jointly develop specific product candidates and to jointly commercialize them if approved. In such alliances, we would expect our biotechnology or pharmaceutical collaborators to provide substantial funding, as well as significant capabilities, in clinical development, regulatory affairs, marketing and sales. We may not be successful in entering into any such alliances on favorable terms, if at all. Even if we do succeed in securing such alliances, we may not be able to maintain them if, for example, development or approval of a product candidate is delayed or sales of an approved biologic are disappointing. Furthermore, any delay in entering into collaboration agreements could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. Any such delay related to our collaborations could adversely affect our business.

If we fail to establish and maintain additional strategic collaborations for our other potential product candidates:

•	the development of our current or future product candidates may be terminated or delayed;

•	our cash expenditures related to development of our current or future product candidates would increase significantly and we may need to seek additional financing;

•	we may be required to hire additional employees or otherwise develop expertise, such as sales and marketing expertise, for which we have not budgeted;

•	we will bear all of the risk related to the development of each of our current and future product candidates; and

•	we may be unable to meet demand for any future products that we may develop.

In addition, any collaboration that we enter into may be unsuccessful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our collaborators will likely have significant discretion in determining the efforts and resources that they will apply to these collaborations. We anticipate that in any collaboration we enter into we will be subject to the following risks, among others:

•	our collaborators may have the first right to maintain or defend our intellectual property rights and, although we may have the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators’ acts or omissions;

•	our collaborators may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability; and

•	our collaborators may not comply with all applicable regulatory requirements, or fail to report safety data.

If a collaborative partner terminates or fails to perform its obligations under agreements with us, the development and commercialization of our product candidates could be delayed or terminated.

If BMS or another future collaborative partner does not devote sufficient time and resources to collaboration arrangements with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if any existing or future collaboration partner were to breach or terminate its arrangements with us, the development and commercialization of the affected product candidate could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of the product candidate on our own.

Much of the potential revenue from our existing and future collaborations will consist of contingent payments, such as payments for achieving development milestones and royalties payable on sales of products developed. The milestone and royalty revenues that we may receive under these collaborations will depend upon our collaborator’s ability to successfully develop, introduce, market and sell new products. In addition, our collaborators may decide to enter into arrangements with third parties to commercialize products developed under our existing or future collaborations using our technologies, which could reduce the milestone and royalty revenue that we may receive, if any. In many cases we will not be involved in these processes and accordingly will depend entirely on our collaborators. Our collaboration partners may fail to develop or effectively commercialize products using our products or technologies because they:

•	decide not to devote the necessary resources due to internal constraints, such as limited personnel with the requisite scientific expertise, limited cash resources or specialized equipment limitations, or the belief that other drug development programs may have a higher likelihood of obtaining regulatory approval or may potentially generate a greater return on investment;

•	do not have sufficient resources necessary to carry the product candidate through clinical development; or

•	cannot obtain the necessary regulatory approvals.

In addition, a collaborator may decide to pursue a competitive product candidate developed outside of the collaboration.

If a collaboration partner fails to develop or effectively commercialize product candidates or drugs for any of these reasons, we may not be able to replace the collaboration partner with another partner to develop and commercialize a product candidate or drugs under the terms of the collaboration. We may also be unable to obtain, on terms acceptable to us, a license from such collaboration partner to any of its intellectual property that may be necessary or useful for us to continue to develop and commercialize a product candidate.

Any of these events could have a material adverse effect on our business.

We depend on our collaborative relationship with BMS to develop, manufacture and commercialize several oncology product candidates.

In February 2007, we entered into a collaboration agreement with BMS. The alliance initially includes three Adnectin programs, but can be expanded up to a total of six Adnectin programs, all in the area of oncology. We and BMS will perform research and preclinical development activities in accordance with an agreed-upon research plan for each program. BMS will be responsible for manufacturing Adnectin compounds for development and sale, although we will be responsible for manufacturing Adnectin compounds for research, preclinical and potentially for certain clinical trials. BMS will be responsible for global development and commercialization activities, with Adnexus retaining certain co-promotion rights in the United States to the first product for which a drug approval application is filed in the United States. Any future payments, including royalties to us, will depend on the extent to which we and BMS advance product candidates through development and commercialization. Our ability to receive any significant revenue from our product candidates covered by the collaboration agreement depends on the efforts of BMS. We cannot assure you that BMS will fulfill its obligations under this agreement or will develop and commercialize our product candidates as quickly as we would like. If BMS fails to fulfill its obligations under this agreement, we would need to obtain the capital necessary to fund the development and commercialization of our product candidates or enter into alternative arrangements with a third party. We could also become involved in disputes with BMS, which could lead to delays in or termination of our development and commercialization programs and time-consuming and expensive litigation or arbitration. If BMS terminates or breaches its agreement with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our oncology product candidates would be materially and adversely affected.

Either party may terminate the collaboration for material breach by the other party; however, we may terminate for BMS’ breach depending on the circumstances only on a program-by-program or alternatively on a product-by-product or country-by-country basis. In addition, BMS has the right to terminate the agreement with respect to particular programs, products or countries. If the collaboration is terminated with respect to a program, product or country, the terminated rights will revert to Adnexus and, unless BMS terminated for safety reasons, BMS will grant us royalty-bearing licenses to certain of its intellectual property. If BMS has another program actively moving forward involving the same target as the reverted program, depending on the timing of reversion, we may be able to immediately pursue development of the reverted program or we may have to wait for a time period before pursuing development. Unless we terminated the agreement due to BMS’ uncured material breach, we will owe specified royalties to BMS with respect to each product or compound terminated after the start of a phase 1 clinical trial. Any termination of one or more programs by BMS could have an adverse impact on our ability to develop the Adnectin-based product candidates involved in the terminated program(s).

We currently depend on third-party manufacturers to produce our product supplies and intend to rely upon third-party manufacturers to produce commercial supplies of any approved product candidates.

Currently, we internally conduct process development and non-GMP manufacturing up to the 10 liter-scale using E. coli fermentation for all of our Adnectin molecules, including Angiocept. We have relied upon third parties to produce material for clinical testing purposes and intend to continue to do so in the future. For example, we presently have a single supplier for our clinical supply of Angiocept. In addition, we presently have a single manufacturer for the clinical supply of PEG, which is required for the production of Angiocept, as further described below. We also expect to rely upon third parties to produce materials required for the commercial production of our product candidates if we succeed in obtaining necessary regulatory approvals. If we are unable to arrange for third-party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development of our product candidates or market them. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality assurance, or the possibility of breach of the manufacturing agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates be manufactured according to current good manufacturing practice regulations. Any failure by us or our third-party manufacturers to comply with current good manufacturing practices and/or our failure to scale up our manufacturing processes could lead to a delay in, or failure to obtain, regulatory approval of any of our product candidates. In addition, such failure could be the basis for action by the FDA to withdraw or suspend approvals granted to us and for other regulatory action, sanctions, including fines, injunctions, civil penalties, license revocation, seizures or recalls of product candidates or products, product detention or refusal to permit the import or export of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and materials required to produce our product candidates, which would harm our business.

As mentioned above, we currently rely on a single manufacturer for the clinical supply of PEG, which is required for the production of Angiocept, under an exclusive supply agreement, and we do not currently have relationships for redundant supply or a second source for any of our product candidates. To date, our third-party manufacturer has met our manufacturing requirements, but we cannot assure you that it will continue to do so. Any performance failure on the part of our existing or future manufacturers could delay clinical development or regulatory approval of our product candidates or commercialization of any approved products. If for some reason our current contract manufacturer cannot perform as agreed, we would be required to find a suitable replacement. Although we believe there are a number of potential PEG supplier alternatives, we may incur added costs and delays in identifying and qualifying any such replacements. Furthermore, although we generally do not plan to begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the trial, any significant delay in the supply of a product candidate for a future clinical trial due to the need to replace a third-party manufacturer could delay or prevent completion of the trial.

We rely on third parties to conduct preclinical and clinical trials for our product candidates, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

We design the clinical trials for our product candidates, but we rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials. We compete with larger companies for the resources of these third parties.

Although we rely on these third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, welfare and confidentiality of trial participants are protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

The third parties generally may terminate their engagements with us at any time and having to enter into alternative collaboration arrangements would delay introduction of our product candidates to market. As a result, we can control their activities only within certain limits, and they will devote only a certain amount of their time to conduct research on our product candidates and develop them.

If these third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical trial protocols or regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	new products or product candidates introduced or announced by us or our commercialization partners, or our competitors, including Genentech’s Avastin, and the timing of these introductions or announcements;

•	actual or anticipated results from and any delays in our clinical trials, including our phase 2 clinical trials of Angiocept, as well as results of regulatory reviews relating to the approval of our product candidates;

•	the results of our efforts to discover, acquire or in-license additional product candidates or products;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies, including in our European patent opposition;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures and capital commitments;

•	additions or departures of key scientific or management personnel;

•	conditions or trends in the biotechnology and biopharmaceutical industries;

•	actual or anticipated changes in earnings estimates, development timelines or recommendations by securities analysts;

•	general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

•	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock.

In addition, the stock market in general and the market for biotechnology and biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business and financial condition.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

As of August 13, 2007, our executive officers, directors and principal stockholders, together with their respective affiliates, owned approximately 92% of our voting stock, including shares subject to outstanding options and warrants that are exercisable within 60 days after August 13, 2007, and we expect that upon completion of this offering, that same group will continue to hold at least     % of our outstanding voting stock. Accordingly, even after this offering, these stockholders will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock.

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have      shares of common stock outstanding, and           shares if the underwriters exercise their over-allotment option in full.

[Substantially all of] our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements, together with restrictions under the securities laws described in “Shares Eligible for Future Sale,” limit the number of shares of common stock that may be sold immediately following the public offering.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended. The remaining           shares of common stock outstanding after this offering, plus an additional           shares issuable upon the exercise of outstanding options and           shares issuable upon the exercise of outstanding warrants, will be available for sale after the expiration of the contractual lock-up period, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended.           could release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period.

After this offering, the holders of approximately           shares of common stock based on shares outstanding as of August   , 2007, including           shares underlying outstanding options and warrants, will be entitled to rights with respect to registration of such shares under the Securities Act of 1933, as amended. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution. You will experience further dilution if we issue shares in future financing transactions or upon exercise of options or warrants.

If you purchase shares of common stock in this offering, you will experience immediate dilution of $      per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. If we issue additional common stock or issue securities convertible into or exchangeable or exercisable for common stock, our stockholders will experience additional dilution. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights superior to our existing stockholders.

We have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect to use the net proceeds from this offering to support clinical development of Angiocept, support research and development for other product candidates and for general corporate purposes, including working capital and capital expenditures. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “will,” “would,” “could,” “should,” “continue,” “aim” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop and commercialize Angiocept and other product candidates, including the timing of our initiation of phase 2 clinical trials of Angiocept;

•	our ongoing and planned preclinical studies and clinical trials;

•	the potential benefits of collaboration agreements and our ability to enter into selective collaboration arrangements;

•	our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our ability to quickly and efficiently identify and develop product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of          shares of common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	to support clinical development activities for Angiocept;

•	to support research and development activities for other product candidates; and

•	the balance, if any, to fund working capital, capital expenditures and other general corporate purposes.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from clinical trials and other studies, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We do not expect the net proceeds from this offering and our other available funds to be sufficient to fund the completion of clinicial development of Angiocept, our lead product candidate, and we expect that we will need to raise additional funds prior to being able to market any products. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any technologies, products or businesses.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings to finance the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future. In addition, the terms of our loan arrangement with Comerica Bank prohibit us from paying dividends or other distributions on our capital stock without Comerica Bank’s consent.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the issuance of an aggregate of 79,550,830 shares of our Series C Convertible Preferred Stock in closings held on July 11, 2007 and August 13, 2007; and

•	on a pro forma as adjusted basis to give effect to (i) to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 583,092,794 shares of common stock upon the closing of this offering; and (ii) the issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma(1)	As Adjusted
	(Unaudited)
	(In thousands, except share and per share data)

Cash, cash equivalents and short-term investments(1)	$22,681	$38,591	$

Long-term portion of loans payable	2,311	2,311
Series A redeemable convertible preferred stock, $0.001 par value: 57,592,003 shares issued and outstanding (liquidation value of $31,206,976 at June 30, 2007), actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	31,198	31,198
Series B redeemable convertible preferred stock, $0.001 par value: 336,952,459 shares issued and outstanding (liquidation value of $28,690,740 at June 30, 2007), actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	28,589	28,589
Series C redeemable convertible preferred stock, $0.001 par value: 79,550,830 shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted		15,910
Stockholders’ (deficit) equity:
Common stock, $0.001 par value: 610,000,000 shares authorized; 8,193,405 shares issued and outstanding, actual; $0.001 par value: shares authorized, shares issued and outstanding, pro forma; $0.001 par value: shares authorized, shares issued and outstanding, pro forma as adjusted	8	8
Additional paid-in capital(1)	435	435
Deficit	(59,550)	(59,550)

Total stockholders’ (deficit) equity(1)	(59,107)	(59,107)

Total capitalization(1)	$2,991	$18,901	$—

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The table above does not include:

•	81,564,370 shares of common stock issuable upon exercise of stock options outstanding as of August 13, 2007 at a weighted average exercise price of $0.074 per share;

•	1,138,717 shares of common stock issuable upon the exercise of warrants outstanding as of August 13, 2007 at a weighted average exercise price of $0.20 per share; and

•	an aggregate of shares of common stock reserved for future issuance under our 2007 stock incentive plan and an aggregate of shares of common stock reserved for future purchases under our 2007 employee stock purchase plan, in each case as of the closing of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of June 30, 2007 was $      million or $      per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

Our pro forma net tangible book value as of June 30, 2007 was $      million or $      per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of           shares of common stock upon the closing of this offering (assuming for this purpose that the 79,550,830 shares of Series C Convertible Preferred Stock issued on July 11, 2007 and August 13, 2007 are considered issued and outstanding as of June 30, 2007).

After giving effect to the issuance and sale by us of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, less estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value per share of $      to existing stockholders and immediate dilution of $      in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$	$
Historical net tangible book value per share as of June 30, 2007
Increase attributable to the conversion of outstanding preferred stock

Pro forma net tangible book value per share as of June 30, 2007
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $     , and dilution per share to new investors by approximately $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option or if any shares are issued in connection with outstanding options or warrants, you will experience further dilution.

The following table summarizes, on a pro forma basis, as of June 30, 2007, the number of shares purchased from us after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 583,092,794 shares of common stock upon the closing of this offering (assuming for this purpose that the 79,550,830 shares of Series C Convertible Preferred Stock issued on July 11, 2007 and August 13, 2007 are considered issued and outstanding as of June 30, 2007), the total consideration paid and the average price per share paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors by $      million and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above is based on shares outstanding as of June 30, 2007 and an additional 583,092,794 shares of common stock issuable upon the automatic conversion of all outstanding shares (assuming for this purpose that the 79,550,830 shares of Series C Convertible Preferred Stock issued on July 11, 2007 and August 13, 2007 are considered issued and outstanding as of June 30, 2007) of our preferred stock upon the closing of this offering and excludes:

•	81,564,370 shares of common stock issuable upon exercise of stock options outstanding as of August 13, 2007 at a weighted average exercise price of $0.074 per share;

•	1,138,717 shares of common stock issuable upon the exercise of warrants outstanding as of August 13, 2007 at a weighted average exercise price of $0.20 per share; and

•	an aggregate of shares of common stock reserved for future issuance under our 2007 stock incentive plan and an aggregate of shares of common stock reserved for future purchases under our 2007 employee stock purchase plan, in each case as of the closing of this offering.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the pro forma number of shares of common stock held by new investors will increase to , or approximately % of the pro forma total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited financial statements included in this prospectus. We have derived the statement of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 2002, 2003 and 2004 from our audited financial statements not included in this prospectus. The statements of operations data for the periods ended June 30, 2006 and June 30, 2007 and the balance sheet data as of June 30, 2007 are derived from our unaudited interim financial statements included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in determining the basic and diluted net loss per common share. Proforma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(In thousands, except per share data)

Statement of Operations Data:
Revenue from strategic alliances	$—	$—	$75	$262	$250	$125	$2,826
Operating expenses:
Research and development	625	3,002	7,331	12,962	9,977	3,616	10,374
General and administrative	288	1,028	2,402	3,061	4,333	1,595	2,514

Total operating expenses	913	4,030	9,733	16,023	14,310	5,211	12,888

Loss from operations	(913)	(4,030)	(9,658)	(15,761)	(14,060)	(5,086)	(10,062)
Other income (expense), net	16	24	(269)	12	(65)	5	1
Interest income	1	18	17	93	217	39	463
Interest expense	(15)	(46)	(371)	(397)	(411)	(207)	(195)

Net loss	(911)	(4,034)	(10,281)	(16,053)	(14,319)	(5,249)	(9,793)
Accretion of mandatorily redeemable preferred stock	—	(419)	(1,116)	(2,312)	(2,033)	(172)	(2,099)

Net loss attributable to common stockholders	$(911)	$(4,453)	$(11,397)	$(18,365)	$(16,352)	$(5,421)	$(11,892)

Net loss per common share	$(1.49)	$(1.22)	$(2.64)	$(3.58)	$(2.61)	$(0.95)	$(1.67)

Weighted average number of shares used in per share calculations	611	3,648	4,319	5,127	6,271	5,732	7,140

Pro forma net loss per common share (unaudited): basic and diluted					$(0.07)		$(0.03)

Weighted average number of shares used in pro forma per share calculations (unaudited)					240,717		470,692

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(In thousands, except per share data)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$704	$5,588	$11,332	$2,792	$3,745	$11,647	$22,681
Working capital	503	4,615	9,617	(2,071)	(1,199)	8,890	12,376
Total assets	818	12,091	17,522	8,128	8,927	17,234	28,460
Long-term portion of deferred revenue	—	—	—	563	313	438	14,822
Other long-term liabilities	1,490	—	—	—	—	—	—
Preferred stock warrant liability	—	—	—	—	13	15	40
Long-term portion of loans payable	—	2,763	1,781	4,802	3,087	3,917	2,311
Accumulated deficit	(911)	(5,363)	(16,761)	(35,126)	(47,658)	(36,727)	(59,550)
Redeemable preferred stock	—	13,568	30,291	32,603	47,702	45,854	59,787
Total stockholders’ deficit	(885)	(5,252)	(16,613)	(34,892)	(47,411)	(36,612)	(59,107)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We aim to build a leading biotechnology business that discovers, develops and commercializes best-in-class products based on Adnectins. We believe that Adnectins possess competitive therapeutic, manufacturing and commercial advantages over traditional therapeutic classes, such as antibodies and small molecules. We generate Adnectins by applying our proprietary drug discovery system, PROfusion, to engineer trillions of protein variations at a time in order to find the optimal Adnectin drug.

We were incorporated on September 16, 2002 as Compound Therapeutics, Inc. and changed our name to Adnexus Therapeutics, Inc. on June 20, 2006. On December 16, 2003, we acquired certain assets, technology and intellectual property of Phylos, Inc., including proprietary rights to certain forms of Adnectins and our PROfusion system. In exchange for these assets, we paid approximately $4.0 million in cash, issued shares of Series A Convertible Preferred Stock with a value of $1.2 million and assumed approximately $0.2 million in liabilities.

On February 14, 2007, we entered into a strategic alliance and collaboration agreement with BMS. Through June 30, 2007, we have received an aggregate of $21.2 million from BMS.

Revenue from Strategic Alliances

To date, we have not generated any product revenue. We have funded our operations primarily through the sale of equity securities, upfront and license fees from our partners, primarily BMS, operating leases and borrowings. Since inception we have incurred net losses and expect to incur substantial and increasing losses for the foreseeable future as we continue to expand our research and development activities and move our product candidates into later stages of development. As of June 30, 2007, we had an accumulated deficit of approximately $59.5 million.

Alliance with Bristol-Myers Squibb Company

On February 14, 2007, we entered into a strategic alliance and collaboration agreement with BMS. The goal of the collaboration is to discover and develop targeted biologics specifically tuned to modulate oncology targets of high clinical impact. We have deployed our PROfusion system on two new research programs with BMS, as well as a third program that was started at Adnexus prior to entering into the alliance but is now a part of the collaboration. We may use our PROfusion system on a total of up to four targets across six research programs to identify and deliver preclinical Adnectin candidates to BMS. BMS will be responsible for global development and commercialization activities, while we will retain certain co-promotion rights in the United States to the first product for which a drug approval application is filed in the United States. We received an initial cash payment of $20.0 million from BMS shortly after entering into the agreement. BMS has also committed to provide certain funding for our activities under the research plans, including a specified number of full-time equivalents at Adnexus over the next three years to carry out the work in the collaboration.

For the first product directed to the target of the BMS-ATI 1 program, we are eligible to receive development-based milestone payments up to $211.5 million. For each other program in the alliance, we are eligible to receive development milestone payments up to a total of $141.0 million. We are also eligible to receive escalating double-digit royalties on product sales, as well as sales-based milestone payments. BMS has no rights to our lead clinical candidate, Angiocept.

We evaluated the multiple elements of our arrangement with BMS in accordance with the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF No. 00-21. We determined that the initial payment of $20.0 million received in February 2007 was not separable from obligations of ours that may not be satisfied until March 2012, approximately five years following execution of the agreement and receipt of the payment. Pursuant to the BMS agreement, we have agreed to participate in a quarterly joint steering committee, or JSC, during the research portion of the term of our agreement. We have concluded that our participation on the JSC arises out of and is inseparable from our research obligations, and consequently do not consider our JSC role to be a separate element per EITF No. 00-21. Therefore, we have recorded the initial payment as deferred revenue and recognize revenue from this payment on a straight-line basis from the date of the agreement with BMS through March 31, 2012, following our expected latest-to-occur research obligation.

We will receive payments and reimbursements for development activities undertaken by us for the benefit of BMS and will present them on a gross basis in accordance with the provisions of EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

We have recognized $2.7 million of revenue under our arrangement with BMS during the six months ended June 30, 2007.

Research and Development Expenses

Research and development expenses consist of: (i) expenses incurred under agreements with contract research organizations and investigative sites, with which we conduct a substantial portion of our clinical trials and some of our preclinical studies; (ii) payments to contract manufacturing organizations that produce Angiocept; (iii) employee-related expenses, which include salaries and benefits; (iv) license fees paid to third parties for use of their intellectual property; (v) depreciation of capital equipment and leasehold improvements used to develop our products; and (vi) costs of facilities related to research and development. We expense research and development costs as incurred. We expect our research and development expenses to increase substantially as we continue to develop our product candidates and preclinical programs. Our strategy includes entering into collaborations with third parties to participate in the development and commercialization of some of our Adnectin product candidates discovered using our PROfusion system, which may impact our level of research and development expenses. As a result, we cannot predict our future research and development expenses with any degree of certainty.

Our research and development expenses since 2004, consisting largely of preclinical research, candidate development and identification and, recently, clinical development, have been principally focused on our lead product candidate, Angiocept. We have only recently begun material work on additional candidates, some resulting from our collaboration with BMS, and put in place the infrastructure necessary to track our research and development investments, by project. Additionally, many of our internal research and development costs, including personnel costs, related benefits and stock-based compensation, are not attributable to any individual project because we use these resources across a number of development projects.

The process of conducting preclinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of the product candidate’s early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability. At this time, we cannot reasonably estimate or know the nature, specific timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from our product candidates. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the progress and results of our clinical trials of Angiocept;

•	the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for any other product candidate;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations and the terms and success of those collaborations, if any, including the timing and amount of payments that we might receive from potential strategic partners;

•	the emergence of competing technologies and products and other adverse market developments;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the costs of commercialization activities, including product marketing, sales and distribution; and

•	our degree of success in commercializing Angiocept and our other product candidates.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. We anticipate that we will make determinations as to which additional programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as ongoing assessment as to the product candidate’s commercial potential. We anticipate developing additional product candidates internally which will increase significantly our research and development expenses in future periods.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, accounting, business development, information technology, legal and human resources functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent prosecution and defense costs and professional fees for legal, consulting, auditing and tax services.

In the year ending December 31, 2007 and in subsequent periods, we anticipate that our general and administrative expenses will increase for, among others, the following reasons:

•	we expect to incur increased general and administrative expenses to support our research and development activities, which we expect to expand as we continue the development of our product candidates;

•	we expect to incur additional expenses as we advance discussions and negotiations in connection with strategic collaborations for the commercialization of our product candidates;

•	we may also begin to incur expenses related to the sales and marketing of our product candidates as we approach the commercial launch of any product candidates that receive regulatory approval; and

•	we expect our general and administrative expenses to increase as a result of increased payroll, expanded infrastructure and higher consulting, legal, accounting and investor relations costs associated with being a public company.

Interest Income and Interest Expense

Interest income consists of interest earned on our cash and cash equivalents. On August 31, 2006, our board of directors approved investment policy guidelines, the primary objectives of which are the preservation of capital, the maintenance of liquidity, maintenance of appropriate fiduciary control and maximum return, subject to our business objectives and tax situation.

Our interest expense consists of interest incurred on our obligations to General Electric Capital Corporation, or GECC, and Comerica Bank as well as interest incurred on convertible promissory notes that we issued in 2005 and 2006, all of which were repaid in conjunction with the sale of shares of our Series B Convertible Preferred Stock in June 2006.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements. When evaluating multiple element arrangements, we consider whether the components of the arrangement represent separate units of accounting as defined in EITF No. 00-21. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.

We typically receive upfront, nonrefundable payments when licensing our intellectual property in conjunction with a research and development agreement. In accordance with SAB No. 104 and EITF No. 00-21, we believe that these payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services that we provide under our agreements. Accordingly, we account for these elements as one unit of accounting and recognize upfront, nonrefundable payments as revenue on a straight-line basis over our contractual or estimated performance period, which is typically the term of our research and development obligations. This is how we are recognizing as revenue the upfront payment received from BMS.

Revenue resulting from our research and development efforts is recognized as the services are performed and we present them on a gross basis in accordance with the provisions of EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. We will receive payments and reimbursements for development activities undertaken by us for the benefit of BMS. Pursuant to the BMS agreement, we have agreed to participate in the JSC during the research portion of the term of our agreement. We have concluded that our participation on the JSC arises out of and is inseparable from our research obligations, and consequently do not consider our JSC role to be a separate element per EITF No. 00-21. Therefore, we have recorded the initial payment as deferred revenue and recognize revenue from this payment on a straight-line basis from the date of the agreement with BMS through March 31, 2012, following our expected latest-to-occur research obligation.

Preclinical Study and Clinical Trial Accruals

We estimate our preclinical study and clinical trial expenses based on our estimates of the services received pursuant to contracts with several research institutions and clinical research organizations that conduct and manage certain of our preclinical studies and clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and payment flows. Preclinical study and clinical trial expenses include the following:

•	fees paid to contract research organizations in connection with preclinical studies;

•	fees paid to contract research organizations and clinical research organizations in connection with clinical trials; and

•	fees paid to contract manufacturers and service providers in connection with the production and testing of drug materials for preclinical studies and clinical trials.

Payments under some of these contracts depend on factors such as the milestones accomplished, successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. In accruing service fees, we rely upon reports of work accomplished from the service providers. If we do not identify costs that such providers have begun to incur or if the level of services performed is not reported promptly or accurately, our actual expenses could differ from our estimates based upon the reports that we have received.

Stock-Based Compensation

Through December 31, 2005, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board, or FASB, Interpretation, or FIN, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of our common stock and the exercise price of the stock option. For periods prior to December 31, 2005, we complied with the disclosure-only provisions required by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment to SFAS Statement No. 123.

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which requires that the costs resulting from all share-based payment transactions be recognized in the financial statements at their fair values. We adopted SFAS No. 123R using the modified prospective application method under which the provisions of SFAS No. 123R apply to new awards and to awards modified, repurchased or cancelled after the adoption date. Additionally, compensation cost for the portion of the awards for which the requisite service has not been rendered that are outstanding as of the adoption date is recognized in the Statement of Operations over the remaining service period after the adoption date based on the award’s original estimate of fair value. Results for prior periods have not been restated.

In connection with the adoption of SFAS No. 123R, we changed from recognizing the effect of forfeitures as they occur to estimating the number of outstanding instruments for which the requisite service is not expected to be rendered. Prior to the adoption of SFAS No. 123R, we recognized forfeitures associated with our share-based awards as they occurred rather than estimating forfeitures. We estimate that our future annual forfeiture rate will be 11.8%.

As of December 31, 2006 and June 30, 2007, there was approximately $773,108 and $2,075,698, respectively, of total unrecognized compensation expense related to unvested share-based awards. This expense is expected to be recognized over a weighted-average remaining service period of 3.73 years as of December 31, 2006 and 3.32 years as of June 30, 2007. As of December 31, 2006 and June 30, 2007, the

Company expects approximately 39,162,840 and 51,505,932, respectively, in unvested options to vest at some point in the future, which have a weighted-average exercise price of $0.03 and $0.06, respectively. Options expected to vest are calculated by applying an estimated forfeiture rate to unvested options.

During 2004 and 2005, we relied on our board of directors to determine a reasonable estimate of the then fair value of our common stock. Given the absence of an active market for our stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including:

•	important developments in our research and development programs;

•	comparative rights and preferences of the common stock compared to the rights and preferences of our other outstanding equity;

•	comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we have issued;

•	the likelihood of achieving a liquidity event for our shares of common stock, such as an initial public offering or sale of our company, given prevailing market conditions; and

•	general economic trends.

At the time of each option grant during 2004 and 2005, the board considered the factors discussed above and at various points throughout this period valued our common stock between $0.05 and $0.075 per share.

In March 2006, our board requested that an independent firm perform a valuation of our common stock as of December 31, 2005. Our board engaged Orchard Partners, Inc., or Orchard Partners, an independent third-party valuation firm, to perform this valuation. In connection with this valuation, Orchard Partners considered the value of our company on a going concern basis, allocating value between the preferred and common classes of stock. Additionally, Orchard Partners evaluated each of the following factors based upon our intentions and certain subjective determinations:

•	discount for lack of marketability;

•	cost of equity applied to future scenarios;

•	enterprise value in the event of a public offering of shares;

•	enterprise value in the event of the sale of Adnexus;

•	dilution adjustment for required future financing activities; and

•	the timing of a future liquidity event.

Values were determined for four scenarios: in the event of a prompt public offering of shares, a delayed public offering of shares, the sale of the company for an amount in excess of the liquidation preference value of the preferred stock and, lastly, the sale of the company for an amount less than the liquidation preference value of the preferred stock. Probabilities for each of these events were estimated and assigned, resulting in a probability-weighted fair value estimate for shares of our common stock. Orchard Partners determined that the fair value of our common stock as of December 31, 2005 was $0.06 and delivered this valuation to management in May 2006.

On May 10, 2006, we executed a Series B Convertible Preferred Stock Purchase Agreement pursuant to which we agreed to issue shares of Series B Convertible Preferred Stock at a purchase price equal to $.08013 per share. Following the execution of this agreement, our board of directors requested the valuation firm to update their December 2005 valuation report. Orchard Partners updated their valuation, which resulted in a determination that the fair value of our common stock as of May 11, 2006 was $0.03 per share. On August 31, 2006, our board of directors considered the results of the May 11, 2006 independent valuation, as well as other factors the board deemed relevant, and determined that the fair value of our common stock as of this date was $0.03 per share.

On February 14, 2007, we executed the BMS Agreement, and our board of directors requested that the valuation firm update their May 11, 2006 report. Orchard Partners updated their valuation, which resulted in a determination that the fair value of our common stock as of March 1, 2007 was $0.04 per share. On March 21, 2007, our board of directors considered the results of the March 2007 independent valuation, as well as other factors the board deemed relevant, and determined that the fair value of our common stock as of this date was $0.04 per share.

In April 2007, we determined to pursue a potential initial public offering of our stock and began discussions with potential underwriters. As these discussions continued, we determined that the potential value of our company in an initial public offering had increased. Further, we significantly increased the subjective probability of completing such an offering, either promptly or after a delay to 45%. Simultaneously, we significantly decreased the probability that our company would be sold for a value that would return nothing to holders of common stock. In light of our decision along with these and other facts, we requested the valuation firm to update their March 1, 2007 report. In June 2007, the valuation firm updated their valuation, which resulted in a determination that the fair value of our common stock as of June 8, 2007 was $0.18. On June 20, 2007, our board of directors considered the results of the June 2007 independent valuation, as well as other factors the board deemed relevant, and determined that the fair value of our common stock as of this date was $0.18.

In July and August 2007, we sold an aggregate of 79,550,830 shares of Series C Convertible Preferred Stock, convertible into our common stock at the ratio of one share of common stock for each share of Series C Convertible Preferred Stock, to two new investors and current investors at a purchase price equal to $0.20 per share. The rights and preferences of holders of Series C Convertible Preferred Stock are substantially identical to those of holders of Series B Convertible Preferred Stock and consist predominantly of a preference in liquidation. In light of the completion of the sale of Series C Convertible Preferred Stock, we determined that the probability of completing a public offering, either promptly or after a delay, was approximately 50%. In light of our decision, we requested the valuation firm to update their June 2007 report, and in July 2007, the valuation firm updated their valuation, which resulted in a determination that the fair value of our common stock as of July 15, 2007 remained at $0.18 per share. On August 1, 2007, our board of directors considered the results of the July 2007 independent valuation, as well as other factors the board deemed relevant, and decided to continue to value our common stock at $0.18 per share.

Other Income (Expense)

Interest income consists of interest earned on our cash, cash equivalents and short-term investments. Interest expense consists of interest expense related to our GECC notes and our Comerica loans. Other income consists primarily of losses on the disposition of fixed assets and sales tax refunds.

Net Operating Losses and Tax Credit Carryforwards

At December 31, 2006, we had federal and state net operating loss carryforwards of approximately $44.8 million and $44.7 million, respectively. At December 31, 2006, we also had federal and state research credit carryforwards of approximately $2.0 million and $1.4 million, respectively. The federal and state net operating loss carryforwards and tax research credits begin to expire at various dates through 2026, if not utilized. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

At June 30, 2007, we also had $3.4 million of capitalized intangible assets, net of amortization, acquired as part of the net assets acquired from Phylos, Inc., in excess of book basis, under Internal Revenue Code

§197. These costs are being amortized over a 169 month period, through the expiration of the final patent acquired, beginning with the month the intangible assets were acquired.

Results of Operations

Results of operations may vary from period to period depending on numerous factors, including the timing of payments received under existing or future strategic alliances, joint ventures or financings, if any, the progress of our research and development projects, technological advances and determinations as to the commercial potential of proposed products.

	(in thousands, except for percent)
	Year Ended December 31,							Six Months Ended June 30,
		Increase	Increase		Increase	Increase			Increase	Increase
		(Decrease)	(Decrease)		(Decrease)	(Decrease)			(Decrease)	(Decrease)
	2004	$	%	2005	$	%	2006	2006	$	%	2007
									(Unaudited)

Revenue from strategic alliances	$75	$187	249%	$262	$(12)	(5)%	$250	$125	$2,701	2161%	$2,826
Research and development expenses(1)	7,331	5,631	77	12,962	(2,985)	(23)	9,977	3,616	6,758	187	10,374
General and administrative expenses(1)	2,402	659	27	3,061	1,272	42	4,333	1,595	919	58	2,514
Other income (expense), Net	(269)	281	*	12	(77)	*	(65)	5	(4)	*	1
Interest income	17	76	447	93	124	133	217	39	424	1087	463
Interest (expense)	(371)	(26)	7	(397)	(14)	4	(411)	(207)	(12)	(6)	(195)
Accretion of redeemable convertible preferred stock to redemption value	(1,116)	(1,196)	107	(2,312)	279	(12)	(2,033)	(172)	(1,927)	1120	(2,099)
(1) Includes the following stock-based compensation charges:
Research and development expenses	25	(20)	(80)	5	28	560	33	4	62	1550	66
General and administrative expenses	1	(1)	*	0	116	*	116	22	82	373	104

* not meaningful

Comparison of Six Months Ended June 30, 2006 and 2007

Revenue from Strategic Alliances

We recognized deferred revenue from our collaboration with BMS and a license to Abbott Laboratories of $2.7 million and $0.1 million in the six months ended June 30, 2007 and 2006, respectively.

No revenue from our collaboration with BMS was recorded during the period ended June 30, 2006, as our collaboration did not exist during that period.

We recognized deferred revenue from our license to Abbott of $0.1 million in each of the six months ended June 30, 2007 and 2006. We entered into this license agreement on September 24, 2004. The license agreement provides Abbott with a non-exclusive license to use our PROfusion system solely to develop antibody products for therapeutic or diagnostic purposes. The agreement includes certain license and technology use fees, product development milestones, and royalties on the sale of antibody products resulting from the use of the licensed PROfusion system technology. We have received payments as a result of this agreement totaling $1.2 million, which payments have been credited to deferred revenue following an analysis as defined in EITF No. 00-21. Our analysis determined that we have obligations under our agreement with Abbott that continue until March 2009, at which time all deferred revenue resulting from payments from Abbott shall have been recognized as revenue. Accordingly, we have been recognizing the payments from Abbott on a straight-line basis since 2004.

Research and Development Expenses

The increase in research and development expenses in the six months ending June 30, 2007 over the similar period in 2006 was primarily due to an increase of $3.2 million in contract manufacturing costs for the production of Angiocept for use in clinical trials and $2.5 million in costs related to discovery, preclinical and clinical development. Additionally, during the six months ended June 30, 2007, we increased the number of personnel assigned to candidate identification using our PROfusion system to make and test amino acid sequences as well as to support our obligations under our collaboration with BMS for which we are receiving payments.

General and Administrative Expenses

The increase in general and administrative expenses in the six months ending June 30, 2007 over the similar period in 2006 was primarily due to increases in staffing in business development, human resources, finance and information technology along with increased facility costs.

Interest Income

The increase in interest income in the six months ending June 30, 2007 over the similar period in 2006 was primarily due to the significantly higher level of cash, cash equivalents and short-term investments as well as somewhat higher interest rates during the period.

Interest Expense

While interest expense in the six months ending June 30, 2007 was slightly lower from the similar period in 2006, the expense in 2006 included interest on convertible promissory notes issued by us in December 2005, March 2006 and May 2006 which were converted into Series B Convertible Preferred Stock in June 2006. Interest expense recorded in the six months ended June 30, 2007 resulted from our obligations to Comerica Bank and GECC.

Comparison of Years Ended December 31, 2005 and 2006

Revenues from Strategic Alliances

We recognized revenue from our license to Abbott of $0.3 million in each of the years ended December 31, 2005 and 2006. Our agreement with Abbott includes certain license and technology use fees, product development milestones and royalties on the sale of products resulting from the use of the licensed technology. We have received payments as a result of this agreement totaling $1.2 million, which payments have been credited to deferred revenue following an analysis as defined in EITF No. 00-21. Our analysis determined that we have obligations under our agreement with Abbott that continue until March 2009 at which time all deferred revenue resulting from payments from Abbott shall have been recognized as revenue.

Research and Development Expenses

The decrease in research and development expenses in the year ended December 31, 2006 from 2005 was primarily due to a shift from preclinical development of Angiocept to phase 1 clinical development following the filing of our investigational new drug application, or IND, with the FDA, offset by the inclusion of non-cash compensation costs as a result of our adoption of SFAS No. 123R at the beginning of 2006. Expenses during 2005 included investments in outsourced contract manufacturing to establish and validate a supplier of drug substance suitable for use in our anticipated clinical trials as well as expenditures for pharmacokinetic, toxicology and pharmacodynamic studies required to support our IND filing with the FDA.

General and Administrative Expenses

The increase in general and administrative expenses in the year ended December 31, 2006 over 2005 was primarily due to the full-year impact of increases in management staffing and infrastructure instituted in the second half of 2005 as well as the inclusion of non-cash compensation costs as a result of our adoption of SFAS No. 123R at the beginning of 2006.

Interest Income

The increase in interest income in the year ended December 31, 2006 over 2005 was primarily due to the higher average level of cash, cash equivalents and short-term investments resulting from the sale of Series B Convertible Preferred Stock and higher interest rates.

Interest Expense

The increase in interest expense in the year ended December 31, 2006 over 2005 was immaterial in amount, but interest expense in each year had a different make-up. In 2005, interest expense was predominantly the result of obligations to Comerica and GECC. In 2006, interest recorded as a result of our obligations to Comerica and GECC was approximately $0.1 million lower due to a non-cash change in the valuation of the Series A Convertible Preferred Stock warrants held by Comerica. Meanwhile, in 2006 we recorded interest expense of approximately $0.1 million resulting from the sale of additional convertible promissory notes during the first half of the year, followed by the conversion of all of the convertible promissory notes issued by us into Series B Convertible Preferred Stock in June 2006.

Other Income (Expense)

We recorded other expense in 2006 as the result of the write-off of certain fixed assets offset by a refund of sales tax previously paid on exempt purchases. In 2005 we recorded other income from the proceeds of a settlement received in the bankruptcy proceedings of Phylos.

Comparison of Years Ended December 31, 2004 and 2005

Revenue from Strategic Alliances

Revenue from our license to Abbott commenced late in 2004. Our $0.1 million in revenues in 2004 resulted from the recognition of deferred revenue from that license as was the $0.3 million reported for the full year of 2005. Our agreement with Abbott includes certain license and technology use fees, product development milestones, and royalties on the sale of products resulting from the use of the licensed technology. We have received payments as a result of this agreement totaling $1.2 million which payments have been credited to deferred revenue following an analysis as defined in EITF No. 00-21. Our analysis determined that we have obligations under our agreement with Abbott that continue until March 2009 at which time all deferred revenue resulting from payments from Abbott shall have been recognized as revenue.

Research and Development Expenses

The increase in research and development expenses in the year ended December 31, 2005 from 2004 was primarily due to a ramp-up in preclinical spending on Angiocept for investments in outsourced contract manufacturing to establish and validate a supplier of drug substance suitable for use in our anticipated clinical trials as well as expenditures for pharmacokinetic, toxicology and pharmacodynamic studies required to support our IND filing with FDA.

General and Administrative Expenses

The increase in general and administrative expenses in the year ended December 31, 2005 over 2004 was primarily due to investment in legal assistance in managing the intellectual property estate acquired in the Phylos transaction as well as continued growth in our staff in the areas of business development, finance and general management.

Interest Income

The increase in interest income in the year ended December 31, 2005 over 2004 was primarily due to the higher average level of cash, cash equivalents and short-term investments resulting from the sale of Series A Convertible Preferred Stock in December 2004 and higher interest rates.

Interest Expense

The increase in interest expense in the year ended December 31, 2005 over 2004 resulted from increased average borrowings from Comerica as well as recognition of non-cash interest expense related to the valuation of warrants to purchase shares of our Series A Convertible Preferred Stock held by Comerica, offset by a reduction in interest expense related to convertible notes.

Other Income (Expense)

Other expense recorded during the year ended December 31, 2004 reflects a loss on the auction of certain fixed assets acquired in the Phylos acquisition whereas in 2005 the other income is attributable to the proceeds of a legal settlement received in the bankruptcy proceedings of Phylos.

Liquidity and Capital Resources

Since our inception, we have financed our operations through sale of capital stock, upfront and license fees from collaborative partners, operating and capital lease financing, interest earned on investments, borrowings and limited license fees. Through June 30, 2007, we have received net proceeds of $55.9 million from the issuance of common stock and convertible preferred stock and $22.4 million of payments resulting from our agreements with BMS and Abbott. As of June 30, 2007, we had $22.7 million in cash, cash equivalents and short-term investments. Additionally, in subsequent events in July and August 2007, we received gross proceeds of $15.9 million from the issuance of convertible preferred stock. Our cash and investment balances are held in a variety of interest bearing instruments, including obligations of U.S. government agencies, corporate bonds, commercial paper, auction rate securities and money market funds. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with view to liquidity and capital preservation.

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2007
				(Unaudited)
	(In thousands)

Cash, cash equivalents and short-term investments	$11,332	$2,792	$3,745	$22,681
Working capital	9,617	(2,071)	(1,199)	12,376
Cash provided by (used in):
Operating activities	(8,755)	(13,271)	(12,205)	10,803
Investing activities	(487)	(276)	(2,435)	(9,679)
Financing activities	14,987	5,006	13,812	9,119
Capital expenditures (included in investing activities above)	(429)	(276)	(459)	(980)

Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, non-cash stock-based compensation and non-cash changes in operating assets and liabilities. Net cash provided by operating activities for the six months ended June 30, 2007 includes upfront license fees from BMS. Net cash used in investing activities was primarily related to purchase of investments and, to a lesser extent, purchase of property and equipment. Net cash provided by financing activities was primarily attributable to the issuance of Series B Convertible Preferred Stock in the six months ended June 30, 2007 and during 2006 along with cash provided by the issuance of Series A Convertible Preferred Stock in 2004 and earlier. Additionally, in subsequent events in July and August 2007, we received gross proceeds of $15.9 million from the issuance of Series C Convertible Preferred Stock.

Contractual Obligations

Our future contractual obligations, including financing costs, at December 31, 2006 were as follows:

	Payments Due by Period
	(in thousands)
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Capital lease obligations	$4,802	$1,715	$3,087	$—	$—
Operating lease obligations	4,091	777	2,499	815	—
Redeemable convertible preferred stock	47,814	—	—	—	47,814
Total fixed contractual obligations	$56,707	$2,492	$5,586	$815	$47,814

On November 14, 2006, we entered into a leasing arrangement for the use of 31,000 square feet of space in Waltham, MA. This lease agreement commenced November 15, 2006 and ends on November 30, 2011. The base rent amount will increase by 3.5% on each anniversary of the first day of the first full month during the term of the lease. We have accounted for the base rent expense associated with the lease on a straight-line basis in accordance with FASB Technical Bulletin No. 85-3, Accounting for Operating Leases With Scheduled Rent Increases. We are required to maintain a letter of credit in the amount of $193,750 as a security deposit to the leased premises, which is included in other assets at December 31, 2006. The lease agreement provides us with one right to extend the term for a five-year period, under existing terms, by providing written notice to the landlord at least 12 months prior to and no earlier than 14 months prior to the end of the original lease term. All of the operating lease obligations in the table above relate to this lease.

Our future capital requirements may change and will depend upon numerous factors including but not limited to:

•	the progress of our research and development programs;

•	the timing and results of preclinical testing and clinical studies;

•	the receipt and timing of regulatory approvals, if any;

•	determinations as to the commercial potential of our proposed products;

•	the status of competitive products;

•	our ability to establish and maintain collaborative arrangements with others for the purpose of funding certain research and development programs;

•	the acquisition of technologies or product candidates; and

•	our participation in the manufacture, sale and marketing of any approved drugs.

We believe that the cash received from BMS, cash received from the sale of Series C Convertible Preferred Stock in July and August 2007, existing cash, cash equivalents and short-term investments and the interest thereon, together with the net proceeds of this offering, will enable us to maintain our currently planned operations through at least 18 months. However, we expect that we will be required to raise additional capital to complete the development and commercialization of Angiocept. Our capital requirements are likely to increase. As a result, we may need to raise additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates, or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our failure to raise capital when needed may harm our business and operating results.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material effect on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of No. 115, or SFAS No. 115 which is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. We are currently assessing what impact, if any, the adoption of this statement, if adopted, will have on its financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF No. 07-3). EITF No. 07-3 concludes that nonrefundable advance payments for future research and development activities should be capitalized and recognized as expense as the goods are delivered or the related services are performed. EITF No. 07-3 is effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The Company is currently assessing what impact, if any, the adoption of this statement will have on its financial statements.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is confined to our cash, cash equivalents and short-term investments which have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant credit or interest rate risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality and of limited duration. The securities in our investment portfolio are not leveraged, are generally classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. If market interest rates were to increase immediately and uniformly by 50 basis points from levels at June 30, 2007, we estimate that the fair value of our investment portfolio would decline by an immaterial amount. We currently do not hedge interest rate exposure.

Subsequent Events

In July and August 2007, we sold an aggregate of 79,550,830 shares of Series C Convertible Preferred Stock in a private placement to two new investors and a number of our current investors for $0.20 per share with gross proceeds, before expenses associated with this transaction, of approximately $15,910,166. Holders of shares of Series C Convertible Preferred Stock have rights, preferences and obligations substantially identical to holders of shares of Series B Convertible Preferred Stock. Proceeds of this private placement will be used for product development and other general corporate purposes.

BUSINESS

Overview

We aim to build a leading biotechnology business that discovers, develops and commercializes our novel, proprietary drug class that we call Adnectins. We believe Adnectins possess competitive therapeutic, manufacturing and commercial advantages over traditional targeted therapeutic classes, such as antibodies and small molecules. We generate Adnectins from human fibronectin by applying our proprietary protein engineering system, PROfusion. Our scientists engineer trillions of protein variations at a time in order to find the optimal Adnectin drug using this system. It is uncommon in the biopharmaceutical industry for a single company to control proprietary rights to a new drug class and a system to engineer products in that class. With our novel Adnectin class and PROfusion system, our patent estate and experienced team, we believe we are positioned to lead a new era in targeted biologics.

We plan to focus initially on the rapid development of our first product candidate in the Adnectin class, which we call Angiocept. This strategy was designed to allow us to establish, under our sole control, the preclinical and clinical foundation for our Adnectin class, as well as to build value and demonstrate significant commercial potential in our first product.

Our development of Angiocept has enabled us to establish the preliminary clinical validity of our Adnectin class with regard to patient tolerability, lack of clinically significant immunogenicity, favorable and consistent drug levels over time in patients, and the desired biological activity in humans for this product. Angiocept is a potent and specific antagonist of the vascular endothelial growth factor receptor-2 (VEGFR-2) with the potential to be a best-in-class product in the growing, multi-billion dollar anti-angiogenic market. Angiocept blocks all known protein activators of this pathway, unlike the leading anti-angiogenic drug, Avastin, which only blocks one. We are conducting our phase 1 clinical trial of Angiocept in the United States in oncology patients. We believe that we have generated sufficient patient data in this trial to enable us to advance to phase 2 clinical trials. We are planning multiple phase 2 trials in oncology to establish the potentially broad applicability of Angiocept, and we expect to commence our first phase 2 clinical trial in the first quarter of 2008 in the United States for the treatment of GBM. We believe that this indication is well-suited to commercialization by our company with a targeted specialty sales force.

We plan to deploy our Adnectin class and PROfusion system to create best-in-class molecules across multiple therapeutic areas in large markets to create a balanced pipeline of solely owned and partnered products. Our first Adnectin-PROfusion alliance is with BMS and includes up to 6 programs based on 4 targets in oncology. For products resulting from this alliance, we are eligible to receive development milestones from BMS of $211.5 million for the first product directed to a certain target of the first program and $141.0 million per program for each of 5 other potential programs, plus a sales milestone of $131.0 million per program, in addition to escalating double-digit royalties on product sales.

Targeted Biologics Opportunity

Targeted biologics are protein or nucleic acid-based drugs designed to specifically act on a target for therapeutic benefit. Examples of targeted biologics include antibodies, soluble receptors and short interfering RNA, or siRNA, molecules. Targeted biologics often provide therapeutic benefit that is not easily accomplished with small molecules, such as protein-activated disease pathways in arthritis, cancer and Crohn’s disease. As a class, antibody-based drugs have been highly successful from a number of scientific and commercial perspectives, including the ability to therapeutically modulate protein-activated pathways with typically fewer side effects compared to small molecule drugs. Additionally, antibodies can also address protein-activated pathways that to date have not been therapeutically addressed by small molecules because these pathways are difficult to “drug”.

Targeted biologics comprise the fastest growing sector of the biopharmaceutical industry in terms of revenue. Sales of targeted biologics exceeded $22.0 billion in 2006. One class of first-generation targeted biologics — antibody-based therapeutics — accounted for over 80% of the targeted biologic product sales on the market in 2006. Avastin, one of the most prominent targeted biologics, had sales of approximately

$2.5 billion in 2006, and is projected to become the largest selling cancer treatment by 2008. In addition, Enbrel, the leading soluble receptor-based product, had sales of approximately $4.4 billion in 2006.

Despite the commercial success of antibodies and other traditional targeted biologics, we believe the industry is increasingly recognizing the potential limitations of these first-generation biologic drug classes, including:

•	the challenge of rapidly engineering the relatively complicated protein structure of a traditional biologic class, like antibodies, to produce new product functions related to improving efficacy, pharmacokinetics, tolerability and safety;

•	the challenge of efficiently developing desirable formulation, stability, solubility and manufacturing properties due to the difficulties in engineering the relatively complicated amino acid sequences of traditional targeted biologics;

•	blocking patent positions held by the lead innovator of traditional targeted biologics, as well as stacking royalties from patent positions held by multiple companies that involve technologies to discover, develop and manufacture traditional targeted biologics, particularly antibodies; and

•	insufficient accessibility of amino acid sequence variations in proteins from a traditional biologics class to create and test for optimal drug properties.

We believe the industry is entering a new era of creating biologic therapeutics, driven by the clinical and commercial success of traditional targeted biologics. However, due to the potential limitations of traditional classes of biotechnology products, there is increasing demand for:

•	new classes of targeted biologics with improved drug properties, enhanced product forms and broad therapeutic applications;

•	more predictable drug characteristics and more consistent manufacturing and analytical processes and assays from one product to the next;

•	new technologies to enhance productivity in the discovery and development of targeted biologics, particularly in generating new amino acid sequences that determine improved drug properties; and

•	specific product opportunities from novel or traditional targeted biologics classes.

We believe Adnectins will become a new, significant class of targeted biologics that addresses these demands. We are creating the clinical foundation for our innovative class with Angiocept, our VEGFR-2 antagonist that is our first Adnectin to enter the clinic. We believe that Adnectins, coupled with our PROfusion system, provide us with a significant competitive advantage in development and commercialization over other targeted biologics.

Adnectins — Our Proprietary New Drug Class

Adnectins are our novel, proprietary class of targeted biologics that we derive from a well-characterized protein, fibronectin, that is prevalent throughout the human body. Like antibodies, fibronectin resides outside of cells where it is exposed to and tolerated by the human immune system. Fibronectin binds to other proteins using protein structures called “targeting domains.” Using our PROfusion system, we believe we can redirect the targeting domains of fibronectin, which enables an Adnectin to specifically recognize a therapeutic target, and identify Adnectins having desirable drug properties.

We believe that our Adnectins offer superior therapeutic and commercial promise across multiple therapeutic applications currently dominated by first-generation targeted biologic approaches. We design Adnectins based on a targeting domain whose shape has precedence in antibody-based therapeutics but which we believe also offers significant discovery, development and commercialization advantages over traditional targeted biologics.

The targeting domain of human antibodies and Adnectins evolved with a similar three dimensional shape, to specifically bind to other proteins. This shared shape of the Adnectin targeting domain provides a unique scientific, clinical and commercial precedent for Adnectins that differentiates this class from other new targeted biologics classes of which we are aware. Using Adnectins’ particular targeting domain, we create product candidates using PROfusion to interact with antibody-validated targets, as well as challenging targets that have been difficult to “drug” with other approaches.

As shown below, the structure of our Adnectins is similar to the targeting domain of an antibody-based therapeutic in the following respects:

•	contains three loops of amino acids, positioned adjacent to each other, that bind to the desired target;

•	can accommodate 15 to 20 changes in amino acids in the three targeting loops to create molecular diversity to achieve desired drug properties, including the intended affinity and specificity; and

•	has a protein backbone that correctly positions the three targeting loops, thereby maintaining the overall therapeutic shape of the molecule.

Comparison of the Shape of the Targeting Domain of Adnectins and Antibodies

Advantages of Adnectins

Adnectins distinctly differ from antibodies in amino acid sequence, although the shapes of their targeting domains resemble each other. Human fibronectin, from which Adnectins are derived, and human antibodies represent distinct human protein classes. Each protein class possesses its own unique amino acid sequence with no sequence similarity to the other. This offers opportunities for differentiation.

Adnectins have a simple amino acid sequence. The backbone of an Adnectin consists of the exact amino acid sequences of certain domains of human fibronectin. These human amino acid sequences of the backbone along with the targeting loops contains about 90 to 100 amino acids, compared with a full-length antibody-based therapeutic that contains approximately 1,500 amino acids.

In nature, fibronectin consists of multiple protein domains connected to each other as a single amino acid sequence. Each protein domain typically has a single basic function — to bind one other protein. This results in an overall structure for human fibronectin that is a single large protein molecule composed of multiple protein domains with corresponding multiple functions.

The difference between Adnectin and antibody amino acid sequences can potentially offer superior Adnectin-based products. The amino acid sequence difference also creates a significant opportunity with regard to intellectual property because Adnectins are not antibody-based. As a result, we do not believe that the substantial patent estates relating to antibody-based products will be a barrier to the development and commercialization of Adnectin-based products.

The amino acid sequence of a targeted protein biologic determines its properties, including efficacy, safety, formulation and ease of manufacturing. Because we are able to pursue antibody-validated therapeutics with a similar targeting mechanism to an antibody, but with the simpler amino sequence of an Adnectin, we believe we have the potential to generate a pipeline of products across multiple therapeutic areas with the following advantages:

•	Potent, specific therapeutics: high affinity, specific binding to a therapeutic target with only a single Adnectin domain;

•	Enhanced efficacy: greater potential to specifically modulate multiple therapeutic targets for multiple therapeutic effects in a single drug molecule;

•	Opportunity to pursue patent protected, first-generation targeted biologics markets: potential avoidance of antibody patents enables pursuit of antibody-validated products and pathways prior to patent expiration;

•	Broad therapeutic applications: creating Adnectins to many target types, including targets that are hard to drug by antibodies or small molecules;

•	Potential for more convenient dosing: using Adnectins designed with different systemic half-lives in humans (for example, as long as a month or as short as hours) or with properties for administration of long-lasting, concentrated doses;

•	Faster and lower risk manufacturing: manufacturing in E. coli, permitted by the relatively simple Adnectin amino acid sequence compared to an antibody, may result in higher probability of success and greater speed to the clinic and market;

•	Potential for improved tissue penetration: an Adnectin domain is about 15 times smaller than a full-length antibody; and

•	Reduced immunogenicity potential: the Adnectin backbone is designed from a naturally occurring, human fibronectin protein that has evolved to be tolerated by the human immune system.

In addition to traditional targeted biologics, there are also certain new approaches to create drugs, such as aptamers and siRNA, which use nucleic acids to create targeted biologic product candidates. While working with these types of molecules may overcome some of the challenges of antibody-based biologics, such as the challenge of accessing antibody-based intellectual property, there are a significant number of unknown factors and technical challenges associated with these approaches. In particular, nucleic-acid-based drugs do not leverage the precedence of antibody-based therapeutics nor the substantial industry expertise, resources and capacity that exist for the production, delivery and analysis of protein-based drugs.

We believe the Adnectin class has a broad range of product opportunities because of the precedence of antibody-based drugs and the ability to systemically deliver Adnectins. In addition, we can leverage over 20 years of industry experience, resources and capacity with protein drugs in areas such as formulation, manufacturing and analytical development, as well as established precedents with regulatory agencies.

We believe we have made a significant advance in engineering fibronectin domains that enables them to become medicines and constitute an attractive, novel class of targeted biologics. On the basis of our recent clinical data for Angiocept, we believe we have established initial clinical validation of our new class.

Development of Our Adnectin Product Class

We have designed the development plan for our Adnectin product class to establish a broad foundation of preclinical, clinical and manufacturing data to demonstrate the potential of this new product class. We pursued a development plan with our first Adnectin product candidate, Angiocept, to demonstrate critical pharmaceutical attributes for targeted biologics, as described in the table below.

Emerging Evidence of Adnectin Product Class Attributes
Desired Pharmaceutical Attributes of	Assessment	Demonstrated with
Product Class	(As of the Date of This Prospectus)	Angiocept?
Safety and tolerability of repeated dosing	Repeat-dose phase 1 clinical trial data, including over six months of weekly dosing	Yes
Favorable pharmacokinetic profile for convenient dose and schedule		Yes
Favorable immunogenicity profile		Yes
Durable pharmacologic activity in humans	Evaluation of receptor blockade and physiological response in humans at well-tolerated doses	Yes
Pharmacologically active at safe and tolerable doses		Yes
Meet stringent regulatory requirements	Clinical development under IND filed with the FDA	Yes
High yield, consistent and high purity manufacturing process	Release of product from multiple GMP manufacturing runs, exceeding planned yields	Yes
Long-term stability of a liquid formulation	18 month formal stability study	Yes

Fibronectin domains can be challenging to engineer as drugs. To act as an optimal drug, the amino acid sequence of these domains must typically be changed by 15 to 20 amino acids. This creates a plethora of amino acid sequence engineering challenges that may hamper one’s ability to take advantage of the intrinsic simplicity of these fibronectin domains. For example, the changed amino acids may increase the affinity of a domain for an attractive therapeutic target, but simultaneously increase the tendency of the targeting domain to aggregate, making it unlikely that it will become an attractive product candidate.

Using PROfusion, we believe we have pioneered a breakthrough in engineering fibronectin domains that may enable Adnectins to become best-in-class medicines. PROfusion allows us to engineer trillions of Adnectin amino acid sequences at a time and to test and identify those sequences that will offer the most attractive drug properties.

The PROfusion System — Our Proprietary Biologics Discovery Engine

PROfusion capitalizes on the inherent advantages of the Adnectin class through the rapid and efficient engineering, evaluation and optimization of product candidates. Our scientists use our proprietary PROfusion system to simultaneously engineer trillions of Adnectin amino acid sequences in less than a week. This information, along with other experimental information, is used to determine which Adnectins are best suited as product candidates. This has the potential of increasing pipeline productivity by reducing the time and cost of identifying high quality product candidates. PROfusion enables us to generate Adnectins using cell-free production methods, avoiding the time- and resource-consuming cloning, cell production and testing often used in other traditional drug discovery methods.

Traditional Drug Discovery

One of the biggest challenges in research and development productivity is the efficient search for a drug that will be highly competitive, efficacious, safe and well-tolerated. Using traditional discovery methodologies, the process is typically time-consuming, expensive, and may yield poor quality product candidates. The traditional search for the right drug is based on conventional approaches to make and test drug variations in order to find the best molecule for drug development and commercialization. Creating drug variations or molecular diversity in a drug class requires the design and production of multiple variations of each product candidate. In particular, even after creating molecular variations that are potential product candidates, these variations must often then be tested against the target of interest in a separate process. This process requires additional time and resources, and it is often impractical in the case of small molecules to test over 100 million variations. Because only a tiny fraction of the variations are useful as potential drugs, it becomes highly advantageous to be able to both make and test large numbers of variations in a massively parallel fashion.

The amino acid sequence of a protein (such as antibodies and Adnectins) determines its drug properties, which is critical to whether the protein will become a successful drug or a failed compound. Hence, it is critical to identify the “right” or “best” amino acid sequence in a rapid, cost-effective process that yields a high quality therapeutic. We believe that PROfusion provides a competitive advantage over current state-of-the-art technology by increasing pipeline productivity with Adnectins and potentially other proteins.

Using PROfusion to Select Product Candidates from Libraries of Trillions of Adnectins

Our PROfusion system uses the fundamental power of biology in a unique cell-free fashion to create trillions of tagged protein variations. These tags help our scientists track Adnectins with the most desirable properties for product candidates. In biology, DNA makes RNA, and RNA makes protein using protein synthesis components. Normally this process takes place inside cells. The power of PROfusion is based on its ability to go from DNA to RNA to protein without using cells, while also directly attaching a unique tag to each protein variant. The tag that PROfusion attaches is the unique mRNA that was used to synthesize that specific protein variant. This means that each protein variant is directly tagged with the mRNA sequence that encodes the protein variant to which it is attached.

This allows the rapid identification of those protein variants that bind to a target of interest by tracing the attached tags using standard single molecule detection methods based on PCR, or polymerase chain reaction. This also enables making and testing trillions of variations of amino acid sequences, which ultimately determine drug properties.

With PROfusion, we can make and test drug variations, such as Adnectin variations, in a single, simple process in less than a week for each screen. We test these variations for their ability to potently and specifically bind to a therapeutic target by exposing one or more of our libraries of Adnectin variations to the target. In addition, we also use PROfusion to test these variations for other important properties that relate to favorable stability, ease of manufacturing and low potential for immunogenicity. The estimated level of molecular diversity for our libraries of Adnectins is:

•	1-200 trillion variations for primary screens;

•	1-10 trillion variations for secondary screens; and

•	Up to 1 billion variations for optimization screens.

Our entire Adnectin collection built over the last three years from PROfusion is approaching one quadrillion molecules. We believe that this is significantly larger than any other collection of drug classes, whether it is small molecules, antibodies or siRNA. Consequently, we can test more drug variations in the search for product candidates, and PROfusion enables us to do this economically. We believe that the scale and power of PROfusion serves as a unique and novel solution to long-standing problems in the field of drug discovery.

Using PROfusion, we have directed Adnectins to targets for therapeutic intervention, including protein activators, such as IL-12, which is a target important in treating inflammation, and receptors, such as

VEGFR-2, which is a target important in treating cancer. Both types of targets are the focus of antibody-based products, and other companies have obtained patent protection for antibody-based products. Because Adnectins have a similar therapeutic shape and targeting mechanism to antibodies, we believe this increases the probability of creating a successful drug against such targets. However, it is still important, even with the advantages of the Adnectin class, to select, using PROfusion, a product candidate with the best possible overall drug properties.

Advantages of PROfusion

We believe PROfusion provides us with significant competitive advantages, including the ability to:

•	make and test up to 200 trillion protein variations in a single process, leading to rapid engineering of new drug variations;

•	engineer trillions of protein variations, enabling us to “see” variations that may not emerge from other protein discovery technologies;

•	identify proteins with high affinity for the therapeutic target, typically in the picomolar range with a single Adnectin domain;

•	use a broader range of test conditions to find molecules with favorable physical properties;

•	“tune” the specificity of Adnectins across related targets;

•	be applied to all types of therapeutic protein classes; and

•	be applied to all types of protein targets.

We applied PROfusion to make and test over two trillion Adnectins to develop our first Adnectin in the clinic, Angiocept. We have also strategically leveraged PROfusion to create an Adnectin-based product alliance in oncology with BMS. We currently are using PROfusion to rapidly identify product candidates for three oncology programs with BMS. To date, we have made and tested over ten trillion Adnectins for three different oncology programs in our BMS alliance.

Angiocept

Our first Adnectin in the clinic is Angiocept. It is a highly potent, specific and complete VEGFR-2 pathway antagonist. Using PROfusion, we designed Angiocept to have these properties for its development as a cancer therapeutic. Based on preclinical studies completed with Angiocept to date and interim results from our ongoing phase 1 trial, we believe we are building the preclinical and clinical foundation for a new class of targeted biologics, as well as demonstrating the potential for Angiocept as a best-in-class anti-angiogenic drug in a large, growing market.

Our development of Angiocept is illustrative of our strategy of designing and developing Adnectin-based products that target precedented biological pathways in important therapeutic areas with high patent barriers for antibody based products. Initial discovery efforts for Angiocept began when the leading first-generation product in this area, Avastin, was still in clinical development but had demonstrated promising activity in humans. It was thought to have broad therapeutic applications. There are a substantial number of issued and pending patents that create significant barriers to traditional biologics targeting protein activators or receptors in the VEGFR-2 pathway. We do not believe that these patent estates will be a barrier to the development and commercialization of Angiocept.

Anti-Angiogenic Market Overview

Angiogenesis, the formation of new blood vessels, is vital to the progression of tumor growth. Anti-angiogenic drugs that block the formation of these new blood vessels have emerged as an important new category in the treatment of cancer. Cancer cells secrete a variety of protein activators or growth factors that bind to receptors and promote angiogenesis. We believe that the most important pathway in this process is the VEGFR-2 pathway. All approved anti-angiogenic therapies inhibit the VEGFR-2 pathway as well as other pathways. The current anti-angiogenic approach of hitting multiple pathways has resulted in positive phase 3 data to be effective across many types of cancers, including colon, lung, breast, kidney and liver cancers.

Anti-angiogenic drugs represent the fastest growing drug category in oncology by sales among categories in excess of $1.0 billion in revenue. Both small molecules and biologics are part of this therapeutic category. After only three years on the market, sales in the cancer anti-angiogenic drug category reached over $2.8 billion in 2006. It is projected that this market will grow to nearly $9.0 billion by 2010. The vast majority of 2006 sales were by a single traditional targeted biologic, Avastin (Genentech), which is a partial antagonist of the VEGFR-2 and VEGFR-1 pathways, accounting for over 85% of the anti-angiogenic drug market. Sales of small molecule anti-angiogenic drugs comprise less than 15% of the total market and are projected to continue to comprise a similarly small portion of the market. The other two drugs in this category are synthetic small molecules, Nexavar (Bayer-Onyx) and Sutent (Pfizer), which are multiple kinase inhibitors.

Overview of Angiocept Mechanism of Action

Angiocept specifically targets human VEGFR-2, a receptor which, when activated, promotes tumor angiogenesis. Data from numerous clinical trials in a variety of cancers indicate that anti-angiogenic drugs may extend the overall survival of patients. The VEGFR-2 pathway has been established as an important therapeutic intervention point in cancer and in certain ophthalmologic diseases.

The VEGFR-2 pathway is composed of its receptor and its multiple activating proteins: VEGF-A, VEGF-C and VEGF-D. It has been shown that binding of one of these proteins to human VEGFR-2 stimulates the growth of the cells that form new blood vessels, and studies of clinical samples from patients with certain types of cancer demonstrate that human VEGF-A, VEGF-C and VEGF-D are over-expressed in tumor tissue or plasma. In cancer, new blood vessels may support an increase in tumor growth, and consequently, disease progression. Therefore, by blocking all of the VEGFR-2 activating proteins from binding to VEGFR-2, it is possible to reduce, and in some cases perhaps completely inhibit, tumor angiogenesis.

In addition, there are other receptors that are related to VEGFR-2, such as VEGF receptor-1, or VEGFR-1, and VEGF receptor-3, or VEGFR-3. While others hypothesize that blocking or inhibiting all of these receptors may have a therapeutic role in tumor angiogenesis, we believe VEGFR-1 and VEGFR-3 have other physiological activities and are not as important for tumor angiogenesis as VEGFR-2. In addition, preclinical and clinical studies demonstrate that human VEGFR-2 is over-expressed on the surface of the endothelial cells that make growing blood vessels, which are involved in tumor angiogenesis.

Angiocept works differently from approved drugs by completely blocking all three protein activators of VEGFR-2, without therapeutically blocking VEGFR-1 or VEGFR-3. The small molecule drugs Nexavar and Sutent inhibit numerous kinase receptors and soluble kinases in addition to VEGFR-2. In addition, while Avastin blocks only VEGF-A and not VEGF-C or VEGF-D, Angiocept is highly selective and potent in its inhibition of the VEGFR-2 pathway by blocking all three of its protein activators, VEGF-A, VEGF-C and VEGF-D. As such, Angiocept has a unique mechanism of action compared with marketed anti-angiogenic drugs. This is illustrated by the following diagram:

Preclinical Development of Angiocept

In preclinical studies, we tested Angiocept in a wide variety of in vitro assays in order to establish its potency and specificity and to confirm its mechanism of action. We demonstrated in in vitro studies that Angiocept binds to VEGFR-2 with high affinity. Further, we tested the ability of Angiocept to bind to the related receptors, VEGFR-1 and VEGFR-3 and observed negligible binding of Angiocept to either of those receptors. In addition, we evaluated Angiocept in several different assays using cells whose growth or activity is known to be driven by VEGFR-2. In these assays, Angiocept blocked cell growth driven by human VEGFR-2. Importantly, we also demonstrated in these assays that Angiocept blocks this growth in the presence of any of the three human VEGFR-2 activating proteins, human VEGF-A, VEGF-C or VEGF-D.

We also conducted a wide range of experiments in animal models of cancer, including models for brain, breast with lung metastases, lung, colon, pancreatic and skin cancers. Treatment with Angiocept in each of these models significantly inhibited tumor growth by 50-85%. In addition, some of our preclinical studies included head-to-head comparisons with each of the approved anti-angiogenic drugs Avastin, Nexavar and Sutent. In each head-to-head comparison, Angiocept achieved comparable or superior tumor suppression relative to the approved drug. Angiocept was well-tolerated overall and, notably, it was better tolerated than Nexavar and Sutent in our head-to-head studies. Preclinical results with Angiocept may not be indicative of results that may be obtained in future clinical studies.

Clinical Strategy and Development

As the first product candidate in a new class of targeted biologics, a key component of our clinical strategy for the development of Angiocept was to utilize phase 1 data to demonstrate a number of key product attributes of the Adnectin class, including:

•	Favorable Adnectin safety and tolerability profile, as demonstrated by:

•	No observed off-target activity associated after single or repeated doses

•	No significant acute infusion reactions after single or repeated doses

•	Demonstrated acceptable safety profile in three-month animal toxicology studies to support phase 2 development

•	Favorable Adnectin immunogenicity profile, as demonstrated by:

•	Consistent biological activity for up to several months after repeated weekly doses indicating no significant antibody-induced neutralization in patients

•	Consistent drug levels after several months of repeated weekly injections indicating no significant antibody-induced clearance

•	No clinically significant immune response after several months of repeated weekly treatment

•	No immunogenic response detected to Adnectin backbone

•	Favorable Adnectin pharmacokinetic profile, as demonstrated by:

•	Support of weekly to every-other-week dosing

•	Inter and intra-patient drug level consistency over time for ease of dosing

•	Predictable drug exposure between dose levels

We also believed it was important to utilize the phase 1 clinical trial to assess the ability of Angiocept to block the VEGFR-2 pathway and identify a recommended phase 2 dose and schedule. The results to date from our ongoing phase 1 clinical trial indicate a favorable clinical profile consistent with all our phase 1 strategic objectives for the Adnectin class. Our phase 1 clinical study also suggests Angiocept is able to block the VEGFR-2 pathway, and has allowed us to define a phase 2 dose and schedule.

Phase 1 Development

We initiated a phase 1 clinical trial for Angiocept at two leading U.S. oncology centers in 2006 with the primary objective of evaluating safety and tolerability in patients with advanced solid tumors or non-Hodgkin’s lymphoma. Secondary objectives include evaluating the pharmacokinetics and immunogenicity of Angiocept and making a preliminary assessment of its biological activity. The phase 1 clinical trial design is an open-label, dose-escalation study where up to 30 patients are treated intravenously once per week or once every two weeks with Angiocept during an initial four-week treatment cycle. The study includes multiple dose cohorts with up to six patients per cohort. Patients with stable disease and without unacceptable toxicity at the end of the first treatment cycle are eligible to continue receiving Angiocept.

The phase 1 clinical trial results to date indicate that Angiocept is pharmacologically active in binding to its intended target, VEGFR-2. The phase 1 results also indicate that Angiocept is generally well-tolerated, with class-related adverse events consistent with other biologically active inhibitors of the VEGFR-2 pathway (e.g., proteinuria, hypertension) and one treatment-related serious adverse event to date resulting in the patient’s discontinuance from the study.

During preclinical studies, we observed several anti-angiogenic effects similar to some of the effects observed for approved drugs in this class. We are monitoring patients for a number of these class-related adverse effects, including measuring proteinuria and bone biomarkers, based on guidance from the FDA. To date, we have not observed any clinically significant antibody response in any patient during the current phase 1 clinical trial. This includes two patients treated with Angiocept on a weekly basis for over six months. All patients in the current phase 1 clinical trial developed some type of antibody to the PEG or other non-natural portions of Angiocept without affecting Angiocept’s pharmacological activity drug levels upon repeated dosing. No acute infusion reactions were observed upon single or repeated dosing. No antibodies were observed to bind the naturally-derived human fibronectin backbone or human fibronectin based on our assessments.

The pharmacokinetic and pharmacodynamic profile of Angiocept supports a dosing schedule in the range of once every one or two weeks. The phase 1 clinical trial has been successful in identifying a well-tolerated and active dose of Angiocept, which will be used in our initial phase 2 clinical trial. We plan to continue the current phase 1 clinical trial to provide additional data regarding the dose and schedule of Angiocept for future clinical work. We may conduct additional phase 1 clinical trials to evaluate the safety and tolerability of Angiocept in combination with other cancer drugs and other dose forms.

Phase 2 Development Plan

Given the broad applicability of anti-angiogenic drugs in oncology, we are planning to develop Angiocept for multiple types of cancer. We expect that we will initiate a multi-center phase 2 clinical trial in our first indication in the first quarter of 2008 and that we will initiate further phase 2 clinical trials in additional types of cancer in 2008 and 2009. We have completed and submitted the preclinical safety studies specified by the FDA as part of our submission to support our first phase 2 clinical study.

Our initial phase 2 clinical trial will study the effects of Angiocept in patients with recurrent GBM, a type of brain cancer. The protocol for this trial, called PARADIGM (a phase 2 assessment of a VEGFR-2 antagonist in GBM), was developed in collaboration with several leading brain cancer centers throughout the United States. The Angiocept GBM phase 2 clinical trial design is complete and seven major U.S. GBM clinical centers have been selected. We have submitted our protocol to the FDA. This will be a phase 2, open-label study in 50 patients with recurrent GBM for whom no standard therapy is available.

Patients in our GBM study will be randomized to either Angiocept monotherapy or an Angiocept/chemotherapy-combination arm. The study includes an initial stage comprising a one month safety assessment with four patients per arm prior to enrollment of an additional 21 patients per treatment arm for a total trial enrollment of 50 patients. During the one-month safety assessment, Angiocept will be administered intravenously on a weekly basis. Patients may continue receiving study treatment once per week for up to one year, or until they experience disease progression, experience unacceptable toxicity or until the investigator determines that it is in the patient’s best interest to discontinue treatment.

During treatment, patients will be assessed for a variety of parameters including safety, tolerability and anti-tumor activity. The primary study endpoint will be the rate of progression-free survival at six months. Secondary objectives include evaluating the pharmacokinetics and immunogenicity of Angiocept and assessing its biological activity, as well as evaluating the pharmacokinetics of the chemotherapy agent when administered in conjunction with Angiocept. This initial phase 2 clinical trial is expected to begin in the first quarter of 2008. If successful, this trial will indicate an appropriate treatment regimen for Angiocept to progress into a larger phase 3 clinical trial. Once we have collected sufficient data from our phase 2 clinical trial, we plan to discuss with the FDA the regulatory agency’s expectations for the design, execution and endpoints of phase 3 clinical trial(s) required for U.S. marketing approval.

Glioblastoma Multiforme Opportunity

Recurrent GBM phase 2 clinical studies of other anti-angiogenic drugs have provided encouraging data that VEGFR-2 pathway inhibition may result in significant improvements in response rate, progression-free survival and overall survival. However, no anti-angiogenic drug is currently approved to treat GBM. We believe that our strategy to initiate a phase 2 trial with Angiocept in GBM as its first indication will lead to a relatively rapid assessment of efficacy and potentially accelerate the regulatory approval process.

Additionally, GBM represents a significant medical need. It is a highly malignant and rapidly growing type of brain tumor, most commonly occurring in people ages 55-74. There are approximately 10,000 new diagnoses of GBM each year in the United States. The incidence of GBM is expected to grow with the aging of the population. GBM patients have the lowest median survival rate of all brain tumor populations (approximately 12 to 18 months). Fewer than 5% of GBM patients survive for five years.

Current treatments typically involve surgery, with implantation of wafers that deliver chemotherapy, followed by radiation and concomitant chemotherapy (e.g. Temodar). Approximately 50% of diagnosed GBM patients survive at least one year, but eventually their tumors begin to re-grow and they require additional treatment. Currently available treatments for recurrent GBM have limited clinical benefit, with median survival of fewer than six months.

The GBM market is led by Temodar (Schering-Plough), which had total worldwide sales of $700 million in 2006. It is used to treat refractory grade III glioma (anaplastic astrocytomas) and newly diagnosed grade IV glioma (GBM) concomitantly with radiotherapy and then as maintenance treatment. There are currently no other commercially significant treatments for GBM.

Chemotherapeutics and other small molecule drugs have had many unsuccessful clinical trials for GBM, including the recent small molecule failures of TransMID (Celtic Pharma, LD) and enzastaurin (Eli Lilly). The traditional targeted biologic Avastin is showing the most promising results to date of over 40 agents in ongoing trials for drugs to treat GBM. Currently, there is only one chemotherapeutic in phase 3 trials for GBM (Gleevec; Novartis) and only one targeted biologic is in an ongoing registration study in GBM (Avastin).

BMS-Adnexus Alliance for Selected Preclinical Oncology Programs

A key aspect of our business development approach is to selectively establish product-based alliances primarily focused on antibody-validated products and advanced applications of Adnectins and PROfusion, such as multi-targeted biologics. We anticipate that we will use selected products from our pipeline to establish multiple alliances. We intend to pursue alliances with strong financials and significant value per product, both to preserve longer term strategic upside for Adnexus with both partnered and wholly-owned products and to grow the scientific and intellectual property base of Adnectins and PROfusion.

We have strategically retained Angiocept as a solely owned program as we advance it into the clinic in order to enhance the value of both the product and the Adnectin class. We plan to further continue its development in multiple phase 2 indications. We may consider partnering opportunities to maximize Angiocept’s value or we may continue to retain all rights to Angiocept as a wholly-owned program through development, product launch and commercialization.

We entered into a strategic alliance and collaboration agreement with BMS on February 14, 2007. The goal of the collaboration is to discover and develop targeted biologics specifically tuned to modulate oncology targets of high clinical impact. We believe BMS’ commitment to this alliance is an important validation of the potential of Adnectins and PROfusion to create new targeted biologic therapeutics.

The alliance initially includes three Adnectin programs, which we call BMS-ATI 1, BMS-ATI 2 and BMS-ATI 3. BMS-ATI 1 is a monospecific program in which an Adnectin-based product is designed to block a single oncology target. BMS-ATI 2 is a bispecific program in which an Adnectin-based product is being designed to specifically bind to two unrelated oncology targets. BMS-ATI 3 is an agonist program in which an Adnectin-based product is being designed to have agonistic activity against a selected oncology target.

Under certain circumstances, BMS may substitute another oncology target for one of the initial targets. In addition, during a specified period of time and subject to specified payments, BMS may add up to three additional programs to the collaboration, which can include one other oncology target, for a total of four targets. The collaboration can include up to a total of six Adnectin programs, including the three that are currently underway.

The alliance includes a license to BMS under certain of our patents that is exclusive with respect to the Adnectin product forms for each program while program compounds are being developed or commercialized; otherwise the licenses we granted to BMS are non-exclusive licenses. For specified periods of time, we may not research, develop or commercialize, or grant licenses under certain of our patents to third parties to research, develop or commercialize, Adnectin compounds directed to the targets which are the subject of the programs.

We and BMS will perform research and preclinical development activities in accordance with an agreed-upon research plan for each program. BMS will be responsible for manufacturing Adnectin compounds for development and sale, although we will be responsible for manufacturing Adnectin compounds for research and preclinical purposes, and potentially for certain clinical trials. BMS will be responsible for global development and commercialization activities, with Adnexus retaining a co-promotion right in the United States to the first product for which a drug approval application is filed in the United States.

We received an initial cash payment of $20 million from BMS shortly after entering into the agreement. BMS has also committed to fund our activities under the research plans, including a specified number of full-time equivalents at Adnexus over the next three years to carry out the work in the collaboration.

For the first product directed to the target of the BMS-ATI 1 program, Adnexus is eligible to receive development-based milestone payments up to a total of $211.5 million. For each other program in the alliance, Adnexus is eligible to receive development milestone payments up to a total of $141.0 million plus a sales milestone of $131.0 million per program. Adnexus is also eligible to receive escalating double-digit royalties on product sales.

Either party may terminate the collaboration for material breach by the other party; however, we may terminate for BMS’ breach depending on the circumstances only on a program-by-program or alternatively on a product-by-product or country-by-country basis. In addition, BMS has the right to terminate the agreement with respect to particular programs, products or countries. If the collaboration is terminated with respect to a program, product or country, the terminated rights will revert to Adnexus and, unless BMS terminated for safety reasons, BMS will grant us royalty-bearing licenses to certain of its intellectual property. If BMS has another program actively moving forward involving the same target as the reverted program, depending on the timing of reversion, we may be able to immediately pursue development of the reverted program or we may have to wait for a time period before pursuing development. Unless we terminated the agreement due to BMS’ uncured material breach, we will owe specified royalties to BMS with respect to each product or compound terminated after the start of a phase 1 clinical trial.

Research and Development Strategy and Preclinical Product Pipeline

We believe that Adnectins and PROfusion provide us with the opportunity to build a unique pipeline of best-in-class targeted biologics. Our research strategy is to create Adnectin-based product candidates that address antibody-validated targets and are superior to existing drugs on the market or in development. As a result, we believe we are able to build and develop products in a capital efficient manner due to lower biology and chemistry risks and a clearer clinical and regulatory development path.

The landscape of precedented biological pathways is exemplified by the antibody-based products currently in development and on the market. There are at least 170 antibody products approved or in the clinic. We intend to develop a pipeline of product candidates that are competitively positioned to penetrate these important markets.

Preclinical Product Pipeline

In addition to Angiocept, which is in clinical development, we alone and with our partner BMS are also pursuing several other research programs in a variety of therapeutic areas, all of which are in the research or preclinical stage of development.

Program	Therapeutic Area	Stage of Development	Partner

BMS-ATI 1 (antagonist) (formerly ATI-002)	Oncology	Product optimization	Bristol-Myers Squibb*
ATI-003 (interleukin-12 antagonist)	Autoimmune diseases	Product optimization	Solely-owned
BMS-ATI 2 (bispecific antagonist)	Oncology	PROfusion lead discovery	Bristol-Myers Squibb*
BMS-ATI 3 (agonist)	Oncology	PROfusion lead discovery	Bristol-Myers Squibb*
ATI-004	Musculo-skeletal disease	PROfusion lead discovery	Solely-owned
ATI-005	Neurodegenerative disease	PROfusion lead discovery	Solely-owned

*	Adnexus retains a co-promotion right in the United States to the first product from the BMS collaboration for which a drug approval application is filed in the United States by BMS.

BMS-ATI 1, BMS-ATI 2 and BMS-ATI 3 are part of our collaboration with BMS. Of these programs, we had initiated BMS-ATI 1 prior to the alliance. The other two programs in the BMS alliance were initiated pursuant to the collaboration.

Program ATI-003 is our next wholly-owned program after Angiocept. The goal of ATI-003 is to design and develop a best-in-class product candidate that targets interleukin-12, also known as IL-12. Using PROfusion, we have discovered a number of lead Adnectins that bind to the target and we have begun product optimization in order to further refine the properties of these lead molecules.

Interleukin-12 is a protein that is overexpressed by the body in certain autoimmune disease settings and it has been shown to drive aberrant immune responses. Autoimmune diseases are those in which inappropriate activation of the immune system triggers organ or tissue damage. In several different preclinical models of autoimmune diseases, blocking IL-12 has been demonstrated to be effective in curtailing autoimmune response. In clinical studies with antibodies that bind to IL-12, positive results were demonstrated in both Crohn’s disease and psoriasis. As a group, autoimmune diseases are among the most prevalent illnesses in the United States, estimated to affect as many as 24 million people.

Programs ATI-004 and ATI-005 are both in early research. ATI-004 is focused on developing an Adnectin drug for a target which may have activity in certain musculo-skeletal diseases. ATI-005 targets a biological pathway that is believed to be a key intervention point in the treatment of a certain neurodegenerative disorders. Our scientists have initiated PROfusion-based development of Adnectin candidates for both of these programs.

Our Strategy

Our objective is to create best-in-class therapeutics for compelling commercial opportunities utilizing Adnectins and PROfusion. The critical components of our business strategy are:

•	Discover, develop and commercialize a pipeline of best-in-class products with Adnectins for antibody-validated therapeutic pathways. We believe that we can identify and develop competitive products with higher probability of success and greater capital efficiency due to lower biology risk, greater ability to “drug” a target, a clearer clinical and regulatory development path and high barriers to entry resulting from antibody patents.

•	Develop and commercialize our clinical product candidate, Angiocept. We are planning to develop Angiocept in multiple types of cancer. The first indication we will pursue in our broad development strategy is GBM, a significant market opportunity for which we believe we can build a focused commercial capability through a targeted specialty sales force. To date, we have retained all worldwide rights to develop and commercialize Angiocept in all indications.

•	Expand the preclinical, clinical and manufacturing validation of the Adnectin product class. Our current preclinical product pipeline includes multiple forms of Adnectins, such as multi-domain Adnectins. As we seek to advance these programs into human clinical trials, we expect the resulting data will further expand the overall validation of the class.

•	Aggressively prosecute and expand our Adnectin and PROfusion intellectual property to remain the industry’s leader in development of this product class. We plan to build on our current multi-tiered patent estate covering both compositions and uses of the Adnectin product class and also PROfusion. In addition, we will pursue broad composition and use claims for each Adnectin program in our pipeline.

•	Accelerate our growth through selective strategic alliances. We intend to establish strategic alliances where we can accelerate the development or maximize the value of our Adnectin product class and candidates by leveraging the scientific, clinical development, manufacturing, commercialization and financial strengths of leading biotechnology and pharmaceutical companies. We have retained worldwide rights to develop and commercialize our lead product candidate, Angiocept and intend to develop this product candidate at least through phase 2 before considering potential strategic collaborations.

•	Pursue a diversified commercialization strategy. We plan to selectively participate in the eventual commercialization of our products. We have retained all rights to Angiocept and believe that we can build a targeted, specialty sales force in the United States to support the commercialization of this product. We may, however, choose to utilize co-promotion partners or contract sales forces to commercialize Angiocept outside the United States. In our strategic alliance and collaboration agreement with BMS, we have retained co-promotion rights in the United States for the first product for which a drug approval application is filed in the United States.

•	Build an industry-leading business. We plan to continue to recruit and retain high-performing individuals with a track record of success in discovering, developing and commercializing successful therapeutics. We strive to execute on our goals with excellence, rigor and prudent speed to benefit patients, partners, shareholders, employees and our community.

Adnectin Manufacturing

Currently, we internally conduct process development and non-GMP manufacturing up to the 10 liter scale using E. coli fermentation for all of our Adnectin molecules, including Angiocept. We also have the internal capability to produce Adnectins in multi-gram quantities for use in our preclinical studies, including proof-of-concept studies in animal models, early pharmacokinetic assessments and formulation development. We currently contract with third parties for the materials used in our toxicology studies and clinical trials. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We currently have no plans to build our own clinical- or commercial-scale manufacturing capabilities and we expect for the foreseeable future to rely on contract manufacturers for both clinical and commercial supplies of our products. Although we rely on contract manufacturers, we have personnel with extensive manufacturing experience to oversee the relationships with our contract manufacturers.

We presently have a single, non-exclusive supplier for our clinical supply of Angiocept. In addition, we currently rely on a single manufacturer for the clinical supply of PEG required for the production of Angiocept under an exclusive supply agreement. We do not currently have manufacturing relationships for redundant supply or a second source for any of our product candidates. To date, our third-party manufacturers have met our manufacturing requirements. We believe that there are alternate sources of supply that can satisfy our clinical trial requirements, although we can not be certain this would not result in significant delay or material additional costs.

Adnectin Manufacturing Strategic Advantages

Biopharmaceutical companies often experience costly program delays and supply shortages as a result of the complexity associated with the manufacture of traditional biologics, particularly mammalian cell-based manufacturing. One way to address these manufacturing challenges is to reduce the complexity of therapeutic proteins in order to permit E. coli or other non-mammalian-based manufacturing. However, this is often not possible, since many classes of therapeutic proteins require their inherent complexity in order to retain their biologic activity.

We believe the manufacturing of Adnectin-based therapeutics has significant advantages over the traditional biologics manufacturing processes because of the simple amino acid sequence and resulting protein structure of Adnectins, including the lack of glycosylation sites and the lack of disulphide bonds in the natural protein sequence. This allows us to use a robust E. coli-based manufacturing process. We believe Adnectin-based manufacturing provides lower risk and faster product development with the ability to initiate preclinical studies within weeks of selecting a lead product candidate and file an IND within 18 months.

The manufacturing advantages of the Adnectin class have significantly facilitated the development of Angiocept, our first product candidate. Angiocept comprises an Adnectin coupled to a single PEG. Conjugation is a simple, reproducible room-temperature process. Angiocept was developed as an economical liquid dosage form, conveniently refrigerated. Angiocept’s initial clinical formulation has successfully completed 18 months of formal stability testing without any significant observed product changes since initial storage.

We believe these manufacturing advantages contributed to several key achievements in the development of Angiocept, including:

•	submission of an IND to the FDA 18 months after identifying the product candidate;

•	high-yield phase 1 manufacturing process developed with limited process optimization;

•	transfer of manufacturing process to GMP facility as planned with no significant issues;

•	simple PEGylation process enabled by ease of protein engineering of Adnectins;

•	stable liquid formulation readily developed due to inherent stability characteristics of Adnectins; and

•	100% GMP manufacturing success rate in two separate drug substance and drug product campaigns over a two-year period.

Activities are now underway for the development of a commercial Angiocept manufacturing process and the associated process characterization, analytical method development and validation.

Competition

Targeted Biologics Competition

The importance of targeted biologics and the growing opportunity in this area has attracted several different approaches to creating new targeted biologic classes. The two primary groups of targeted biologic classes are protein-based and nucleic acid-based products. Successful development of a new class of targeted biologics that can be applied to a broad range of disease targets across many therapeutic areas requires both a molecular structure that is well-suited to the requirements of a drug as well as a facile discovery and optimization technology.

Protein-based Biologics.  A number of companies, such as Trubion and Ablynx, Amgen through the acquisition of Avidia, and GlaxoSmithKline through the acquisition of Domantis, are working on new protein-based targeted biologics. Some companies are using fragments of antibodies while others are engineering other non-antibody-based proteins to create drugs. While many different proteins can be modified using current protein engineering techniques, an extensive array of properties are required in order to create a successful drug class. We believe that Adnectins are unique in having the structural features that align with the properties needed to successfully create a new class of protein drugs. In addition, Adnexus is the only company with the right to use PROfusion for the design and optimization of Adnectins. We believe this provides us with another important competitive advantage.

Nucleic acid-based Biologics.  Some approaches, such as aptamers and siRNA, are using nucleic acids to develop product candidates as targeted biologics. Companies that are pursuing approaches in these areas include Alnylam, Merck, Novartis and Roche. Working with nucleic acid-based biologics may overcome the challenge of access to antibody-based intellectual property. siRNA also attempts to affect biologic processes differently from established drug classes and so represents a different therapeutic approach.

Anti-Angiogenic Competition

Anti-angiogenic drugs represent the fastest growing drug category in oncology by sales among categories in excess of $1.0 billion in revenue. Both small molecules and biologics are part of this therapeutic category. There are currently three approved anti-angiogenic drugs — only one biologic, Avastin (Genentech), a traditional targeted biologic that acts as a partial antagonist of the VEGFR-2 and VEGFR-1 pathways, and two small molecules, Nexavar (Bayer/Onyx) and Sutent (Pfizer), that inhibit multiple kinases. Currently, the anti-angiogenic drug category is dominated by the traditional targeted biologic, Avastin. Despite their commercial success, first-generation anti-angiogenic drugs generally improve survival by only two to five months, depending on the tumor type. While this is an important achievement, we believe that second generation drugs like Angiocept, which are based on a more advanced understanding of the biology and pathophysiology of angiogenesis, may result in additional benefits to patients.

We are aware of three other biologics in clinical development in addition to Angiocept. These three product candidates are IMC-1121b (ImClone), CDP-791 (UCB) and VEGF-Trap (Regeneron). IMC-1121b is a traditional, bivalent antibody that targets VEGFR-2. This product candidate is currently in phase 1 clinical trials. UCB’s CDP-791 also targets the VEGFR-2 receptor and has been in a single phase 2 clinical trial since August 2005, with limited clinical trial information reported thus far. The VEGF-Trap targets one of the proteins that can bind to VEGFR-2 and also targets a second protein that can bind the related receptor VEGFR-1. The VEGF-Trap has completed phase 1 clinical trials and is currently in several phase 2 clinical trials in cancer.

We believe Angiocept offers several important advantages over Avastin and the other angiogenesis inhibitors in development. Angiocept completely blocks the main pathway stimulated by tumor cells to cause blood vessels to grow. In contrast, Avastin and VEGF-Trap block only a limited set of molecules that bind to VEGFR-2. Consequently, Avastin and the VEGF-Trap are partial antagonists of the VEGFR-2 pathway. In addition, the smaller size of Angiocept may allow it to better penetrate tumors than larger compounds, such as Avastin, VEGF Trap and IMC-1121b.

In addition to biologics, there are a number of synthetic small molecule angiogenesis inhibitors in development. Small molecules are typically not specific to one target but rather affect multiple targets in one or more pathways. This may lead to greater incidence of side effects compared to biologics which have greater specificity. The less attractive safety profiles of certain small molecules may contribute to the fact that only two small molecules have reached the market so far and together they represent less than 15% of all sales of angiogenesis inhibitors.

Only a few small molecule angiogenesis inhibitors are currently in phase 3 clinical trials, including Astra Zeneca’s AZD2171 and ZD6474, GlaxoSmithKline’s pazopanib and Amgen’s AMG706.

Many of our potential competitors, including many of the organizations named above, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render our product candidates obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our product candidates. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. These organizations may also establish collaborative or licensing relationships with our competitors.

Intellectual Property

Adnectins May Provide an Opportunity to Avoid Antibody-Based Patents

Our Adnectin class is a distinct and separate targeted biologics class from antibodies. Although Adnectins and antibodies have targeting domains with three-dimensional shapes that resemble each other, the amino acid sequences of each protein class are distinctly different. The differences in amino acid sequences arise due to the differences in antibodies and fibronectin, which are evolutionarily distinct protein classes. Consequently, we believe that because Adnectins and antibodies have different amino acid sequences, Adnectins should not be held to infringe patent claims limited to antibodies, as that term would be ordinarily used in the field, or amino acid sequences that define antibodies.

Building a Patent Estate and Trade Secret Position for Our Adnectin Class, PROfusion System and Angiocept

We aim to establish what we believe is and will be a strong position in intellectual property relevant to our Adnectin class and Adnectin-based products, PROfusion for engineering biologics and our initial product candidate, Angiocept.

Adnectins

We are focused on building a patent estate with multi-tiered protection for our Adnectin class and Adnectin-based products, covering:

•	fundamental composition of matter patent positions for the Adnectin class;

•	fundamental composition of matter patent positions for Adnectins that bind specific targets; and

•	fundamental composition of matter patent positions for Adnectins in combination with other therapeutics.

As of the date of the prospectus, we have obtained two issued U.S. patents, which patents expire in 2019, with claims directed to features of the Adnectin class that include:

•	composition of matter claims to Adnectins without reference to a specific target and having an amino acid sequence at least 80% identical to a reference amino acid sequence;

•	composition of matter claims to Adnectins that bind to the target TNF-α (Tumor Necrosis Factor alpha) and have an amino acid sequence at least 80% identical to a reference amino acid sequence; and

•	claims to methods for obtaining an Adnectin having amino acid alterations in each of the three targeting loops of the Adnectin.

We have an additional 10 pending U.S. patent applications relating to the Adnectin class that we will continue to prosecute as part of our multi-tiered protection strategy. We have also pursued foreign counterparts to these U.S. patents, which have resulted in one issued European patent and two issued Australian patents, which patents expire between 2019 and 2021. In addition, we are pursuing foreign patent applications in Europe, Japan, Australia and Canada and other countries. We can not be sure that our pending patent applications will actually mature into issued, enforceable, valid patents or have commercially meaningful claims.

We solely own all of these issued U.S. and foreign patents and pending patent applications relating to the Adnectin class.

PROfusion System

We are also focused on building a patent estate with multi-tiered protection for PROfusion, including composition of matter, method and product by process claims in relation to Adnectins, antibodies, and other biologics, such as EPO, GLP-1 and Interferon.

As of the date of the prospectus, we solely own or have exclusive rights to 21 issued U.S. patents, which patents expire between 2018 and 2022, with claims covering the PROfusion system that include:

•	composition of matter claims to PROfusion molecules without reference to the biologic class;

•	claims to PROfusion methods, for example, methods of selecting a desired RNA-protein fusion based on the binding or activity of the fusion, without restriction to the particular protein; and

•	composition of matter claims to PROfusion molecules comprising a ribonucleic acid covalently bonded an antibody.

We have an additional five pending U.S. patent applications relating to PROfusion that we will continue to prosecute as part of our multi-tiered protection strategy. We have also pursued foreign counterparts to these U.S. patents, which have resulted in three issued European patents and 26 issued patents in other countries, which patents expire between 2018 and 2021. In addition, we are pursuing patent applications in Europe, Japan, Australia and Canada, amongst other countries. However, we can not be sure that the pending patent applications will actually mature into issued, enforceable, valid patents or have commercially meaningful claims.

We solely own or have exclusive licenses to these U.S. and foreign patents and pending patent applications relating to PROfusion.

One patent granted in Europe, which we have in-licensed from MGH, as discussed in detail below, includes claims to fundamental aspects of the PROfusion system. Merck Patent GmbH has filed an opposition in Europe to this patent alleging that all claims are not patentable in view of certain prior art. We believe we will prevail in the opposition with the claims as granted, or as may be amended to overcome the opposition. We believe that the opposition will be deemed only to relate to the claims issued in Germany and not other countries designated in the originally granted European patent. Accordingly, if we do not prevail in this opposition, we believe that we will continue to have valid patent protection in the United Kingdom, Switzerland, France, Sweden, Denmark, Netherlands, Spain, Italy, Belgium, Portugal, Ireland and Liechtenstein, but not Germany. Although we believe we will successfully overcome this opposition, we can not be sure that we will be successful in doing so.

Angiocept

We will aggressively pursue our multi-tiered protection strategy in regard to Angiocept. We plan to pursue patent properties to issuance of claims for Angiocept that include:

•	composition of matter claims to Angiocept and related molecules;

•	formulations; and

•	methods of treatment using Angiocept.

As of the date of this prospectus, our Angiocept patent portfolio contains nine pending U.S. patent applications. We have also pursued foreign counterparts of these U.S. patent applications in Europe, Japan, Australia and Canada and other countries. Although we do not yet have issued patents that cover Angiocept in the United States or elsewhere, we plan to seek worldwide protection for Angiocept in commercially or strategically important countries.

We solely own all of these pending Angiocept U.S. and foreign patent applications.

We believe additional broad fundamental patent protection will issue for Angiocept that we solely control, however, we can not be sure that these patent properties will actually mature into issued, enforceable, valid patents or have commercially meaningful claims.

Depending upon the timing, duration and specifics of FDA approval of the use of Angiocept, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. See “ — Government Regulation — Orphan Designation and Exclusivity.”

Currently, there are a number of small molecule and antibody-based treatments in the clinic or on the market relating to the VEGFR-2 pathway. We are aware of a certain U.S. patent assigned to the Max-Planck Institute, with claims directed to the use of organic compounds that inhibit a receptor related to human VEGFR-2. This patent may affect the manufacture, use or sale of certain compounds, for example, small organic molecules, that have been developed to modulate the activity of VEGFR-2. As of the date of this prospectus, we have not received any communication from Max-Planck Institute relating to this patent or any related patent application. We believe that our manufacture, use or sale of Angiocept, would not infringe any claims in this patent. However, we cannot be certain that additional patent applications relating to this patent will not issue with additional claims that may lead to a patent infringement suit. In the event this patent or future related patents are asserted against us, in view of the uncertainty of litigation, we cannot guarantee that we will prevail in such an action.

Additional Intellectual Property Considerations

We also rely on trade secrets that may be important to the development of our business. Many aspects of our business depend on methods and compositions not generally known to the public, except as required by law to be disclosed in various regulatory documents, including patent applications, for making, use, testing, engineering amino acid variations and storage of various elements of Adnectins and PROfusion system. As of the date of the prospectus, our entire Adnectin collection built over the last three years from PROfusion is approaching one quadrillion molecules, and we have sequenced and tested under various proprietary conditions tens of thousands of them. Our success in regard to our intellectual property will depend significantly on our ability to:

•	obtain and maintain patent and other proprietary protection for the technology, inventions and improvements we consider important to our business;

•	enforce and defend our patents;

•	preserve the confidentiality of our trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

Licenses

Discovery Technology Licenses

MGH.  In connection with our acquisition of certain assets, technology and intellectual property of Phylos, Inc., in December 2003 Phylos assigned to us its rights under an amended and restated license agreement, dated July 27, 1998, between Phylos and MGH. Under the amended and restated agreement, we have an exclusive worldwide license under certain MGH patents and patent applications relating to selection of proteins using RNA-protein fusions. In order to maintain our exclusive license, we are required to spend at least one million dollars per year on internal research and development of products covered by the licensed patent rights and take other actions to continue to diligently develop products for commercial sale using the licensed patents. The sale to the research market, by us or our sublicensees, of any product developed using the licensed technology is subject to the negotiation with MGH of a royalty on such sales. The agreement expires on the earlier of two years after we stop developing licensed products for worldwide distribution or, on a country-by-country basis, upon the expiration of the licensed patents. Either party may terminate the agreement for a breach by the other party that is not cured within 60 days.

Mitsubishi.  We entered into a patent license agreement with Mitsubishi Chemical Corporation, or Mitsubishi, on December 10, 2004, to obtain rights to certain Mitsubishi patents related to discovery technologies. Pursuant to the license agreement, Mitsubishi granted us a non-exclusive, sub-licensable, royalty-free, worldwide license to practice certain Mitsubishi patents for identifying, developing, producing and/or commercializing any products that contain a fibronectin domain, including Adnectins, as well as any products that contain a binding domain linked to an enzymatic domain. Mitsubishi also granted us a non-exclusive, sub-licensable, royalty-free license to practice certain Mitsubishi patents outside of Japan for identifying, developing, producing and/or commercializing products based on any biologic class and generated using PROfusion technology. In addition, we granted to Mitsubishi a non-exclusive, sub-licensable license, solely in Japan, to practice certain Adnexus patents, including patents licensed from MGH, related to the PROfusion system, but this license excludes certain kinds of proteins, including Adnectins. The license agreement expires upon the expiration of all the licensed patents. The license agreement also terminates if our agreement with MGH terminates such that we no longer have the right to sublicense the MGH patents to Mitsubishi. In addition, either party may terminate the agreement for a breach by the other party that is not cured within 60 days or if the other party contests the validity of the patents licensed to it under the agreement.

Concurrently with entering into the license agreement, we entered into an agreement with Mitsubishi to specify how we would settle any interference between us and Mitsubishi declared by the U.S. Patent and Trademark Office. We and Mitsubishi would first attempt to reach mutual agreement to determine the priority of invention. If agreement is not reached within a specified period of time, we and Mitsubishi will submit the issue to a disinterested third party with expertise in interference law, who will determine the priority of invention. The party which has not been determined to have priority with respect to any claims will then cancel or disclaim such claims in its U.S. patent filings. The party awarded priority with respect to any claims agrees to grant a license to the other party on the terms and conditions of the license agreement.

ULEHI.  In connection with our acquisition of assets from Phylos in December 2003, Phylos assigned to us its rights in a license agreement, dated March 27, 2000, between Phylos and University Technology

Corporation, which was succeeded by University License Equity Holdings, Inc., or ULEHI. Pursuant to this license agreement, ULEHI grants us a worldwide, royalty-free license under certain patents related to Systematic Evolution of Polypeptides by Reverse Transcription to perform research for the purpose of developing, making and selling products and services. The license is co-exclusive with Optein, Inc., which was later acquired by Cambridge Antibody Technology, now a wholly owned subsidiary of AstraZeneca. We may grant sublicenses to our affiliates and corporate partners to the extent necessary to permit them to exercise rights under certain of our technology for the purpose of developing, making and selling products and services that utilize the licensed ULEHI patents. The license agreement continues until all the patents expire, although we may terminate the agreement for our convenience at any time on three months written notice and either party may terminate the agreement for a breach by the other party that is not cured within 30 days.

Composition of Matter Licenses and Related Technology

Novartis.  In connection with our acquisition of assets from Phylos in December 2003, Phylos assigned to us its rights in a license agreement, dated July 1, 1999, as amended on January 15, 2003 and May 2, 2007, between Phylos and Research Corporation Technologies, Inc., or RCT. RCT’s rights under this agreement were acquired by Novartis International Pharmaceutical Ltd., or Novartis, in May 2007.

Pursuant to this license agreement, we have a non-exclusive right to make, use, sell, import, offer to sell and have made compositions of matter utilizing certain patents related to a domain of fibronectin. In addition, the license agreement provides that we may request from Novartis and Novartis shall offer non-exclusive licenses to this patent portfolio on pre-arranged terms for our collaboration partners who are developing or commercializing products discovered through our PROfusion system.

Under the license, we must pay Novartis an annual maintenance fee as well as royalties on the net sales of any products developed using the licensed intellectual property. We also agree to indemnify Novartis, the inventors and the University of Rochester, where the patented inventions were developed, for any third party claims arising out of our production, use or sale of the licensed products. The license agreement continues until all the patents expire, although we may terminate the agreement at our convenience and either party may terminate the agreement for a breach by the other party that is not cured within 30 days.

Nektar.  On August 5, 2005, we entered into a license, manufacturing and supply agreement with Nektar Therapeutics AL, Corporation, or Nektar, relating to the pegylation reagent used in connection with the production of Angiocept. The agreement grants us an exclusive, worldwide, royalty-bearing license to develop, make, use and sell Angiocept with the licensed pegylation reagent attached. We may grant sub-licenses consistent with the terms of the agreement, except that we must obtain Nektar’s prior written consent to sublicense to third parties that are primarily engaged in manufacturing reagents or attaching reagents to pharmaceutical or biotechnology products.

In accordance with the agreement, Nektar is our exclusive supplier of the licensed pegylation reagent for production of Angiocept for clinical trials and commercialization. In the event Nektar is unable to supply the licensed pegylation reagent to us in sufficient quantities, we have the right to contract with a third party to supply the pegylation reagent for Angiocept, subject to certain limitations. The agreement does not extend to molecules other than Angiocept.

We pay Nektar for the pegylation reagent that we order from them. We also must pay Nektar specified amounts on the achievement of certain clinical and regulatory milestones for the licensed product. Upon commercial sale of products utilizing the licensed patents, we will be obligated to pay Nektar royalties on net sales of such products. We have the right to reduce the royalty rate by paying Nektar a specified amount at a specified stage in the development of the product. If we do not use commercially reasonable efforts to develop, manufacture and sell the licensed product, Nektar may either convert our license to non-exclusive or terminate the agreement.

The agreement will remain in effect on a country-by-country basis until the last of the licensed Nektar patents expire. We have the right to terminate the agreement under certain circumstances and each party may terminate the agreement if the other party breaches the agreement or goes bankrupt. If we terminate the agreement for Nektar’s breach or if Nektar is debarred, we may retain our license, we must continue making the milestone and royalty payments to Nektar and Nektar will enable a third-party contract manufacturer to make the specified reagent for us.

General Intellectual Property Considerations

Because of the length of time and expense associated with bringing new products through development and the governmental approval process, pharmaceutical and biotechnology companies have traditionally placed considerable importance on obtaining and maintaining patent protection for significant new technologies, products and processes. Our success will depend, therefore, on our ability to obtain and maintain adequate protection of our intellectual property covering any products or product candidates we plan to develop.

We intend to seek patent protection for appropriate proprietary technologies by filing patent applications when possible in the United States and selected other countries. Our policy is to seek patent protection for the inventions that we consider important to the development of our business. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to uses, methods and compositions to enhance our intellectual property position in the areas that are important to the development of our business.

However, even if we are granted patents by government authorities or obtain them through licensing, there can be no assurance that our patents will provide significant protection, competitive advantage or commercial benefit. The validity and enforceability of patents issued to pharmaceutical and biotechnology companies has proven highly uncertain. Legal considerations surrounding the validity of patents in the fields of pharmaceuticals and biotechnology are in transition, and we cannot assure you that the historical legal standards surrounding questions of validity or enforceability will continue to be applied or that current defenses relating to issued patents in these fields will be sufficient in the future. In addition, we cannot assure you as to the degree and range of protections any of our patents, if issued, may afford us or even whether patents will be issued in the first instance. For example, patents which may issue to us may be subjected to further governmental review that may ultimately result in the reduction of their scope of protection, and pending patent applications may have their requested breadth of protection significantly limited before being issued, if issued at all. Further, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot assure you that we were the first creator of inventions covered by our pending patent applications, or that we were the first to file patent applications for these inventions.

Many pharmaceutical and biotechnology companies and university and research institutions have filed patent applications or have received patents in our areas of product development, or which may be relevant to our ability to use our PROfusion system. Many of these entities’ applications, patents and other intellectual property rights could prevent us from obtaining patents or could call into question the validity of any of our patents, if issued, or could otherwise adversely affect the ability to develop, manufacture or commercialize our product candidates or use our PROfusion system. If use of technology incorporated into or used to produce our product candidates is challenged, or if a conflicting patent issued to others is upheld in the courts or if a conflicting patent application filed by others is issued as a patent and is upheld, we may be unable to market one or more of our product candidates, or we may be required to obtain a license to market those product candidates. To contend with these possibilities, we may have to enter into license agreements in the future with third parties for technologies that may be useful or necessary for the manufacture or commercialization of some of our product candidates. In addition, we are routinely in discussions with academic and commercial entities that hold patents on technology or processes that we may find necessary in order to engage in some of our activities. However, we cannot assure you that these licenses, or any others that we may be required to obtain to market our product candidates, will be available on commercially reasonable terms, if at all, or that we will be able to develop alternative technologies if we cannot obtain required licenses.

To protect our rights to any of our patents, if issued, and proprietary information, we may need to litigate against infringing third parties, or avail ourselves of the courts or participate in hearings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming to us, and we cannot assure you that the deciding authorities will rule in our favor. An unfavorable decision could allow third parties to use our technology without being required to pay us licensing fees or may compel us to license needed technologies to avoid infringing third-party patent and proprietary rights. Further, our patents, if issued, generally are enforceable against infringing third parties only in the country in which those patents are issued, so that we cannot prevent competitive third-party activities in those countries where we do not obtain issued patents.

Although we believe that we would have valid defenses to allegations that our current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties, we cannot be certain that a third party will not challenge our position in the future. Even if some of these activities were found to infringe a third party’s patent rights, we may be found to be exempt from infringement under 35 U.S.C. § 271(e) to the extent that these are found to be pre-commercialization activities related to our seeking regulatory approval for a product candidate. However, the scope of protection under 35 U.S.C. § 271(e) is uncertain and we cannot assure you that any defense under 35 U.S.C. § 271(e) would be successful. Further, the defense under 35 U.S.C. § 271(e) is only available for certain pre-commercialization activities, and could not be used as a defense for sale and marketing of any of our product candidates. There has been, and we believe that there will continue to be, significant litigation in the biopharmaceutical and pharmaceutical industries regarding patent and other intellectual property rights.

Nevertheless, third parties could bring legal actions against us claiming we or our partners infringe their patents or proprietary rights and seek monetary damages and/or to enjoin clinical testing, manufacturing and marketing of the affected product or products or the use of our PROfusion system. If we become involved in any litigation, it could consume a substantial portion of our resources and cause a significant diversion of effort by our technical and management personnel regardless of the outcome of the litigation. If any of these actions were successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product or to use our PROfusion system, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product or using the PROfusion system, or forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights, which could have a material and adverse effect on our business, financial condition and results of operations. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.

While we pursue patent protection and enforcement of our product candidates and aspects of our technologies when appropriate, we also rely on proprietary materials, trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. To protect this competitive position, we regularly enter into confidentiality and proprietary information agreements with third parties, including employees, consultants, suppliers and collaborators. Our employment policy requires each new employee to enter into an agreement that contains provisions generally prohibiting the disclosure of confidential information to anyone outside of the company and providing that any invention conceived by an employee within the scope of his or her employment duties is our exclusive property. Furthermore, our know-how that is accessed by third parties through collaborations and research and development contracts and through our relationships with scientific consultants is generally protected through confidentiality agreements with the appropriate parties. We cannot, however, assure you that these protective arrangements will be honored by third parties, including employees, suppliers and collaborators, or that these arrangements will effectively protect our rights relating to unpatented proprietary information, trade secrets and know-how. In addition, we cannot assure you that other parties will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information and technologies.

In certain instances, we may require cooperation from our employees, licensors and their employees, or from former employees of Phylos to obtain patents or to enforce patent rights. Our employment policy requires that our employees participate as reasonably necessary in both administrative and enforcement aspects relating to our patents and patent applications. However, we cannot assure you that the employees of Phylos or the employees of our licensors will cooperate in our efforts or those of our licensors to obtain or maintain issued patents or to enforce issued patents.

For a full discussion of the risks related to our intellectual property, see “Risk Factors — Risks Relating to Our Intellectual Property.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture (including any manufacturing changes), packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of biological products such as those we are developing. The process of obtaining required regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and there is no guarantee that we will successfully complete the steps needed to obtain regulatory approval of any of our product candidates.

U.S. Government Regulation

In the United States, our product candidates are regulated by the FDA as biological products. Biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and related regulations, and other federal, state and local statutes and regulations. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an Institutional Review Board, or IRB, of a clinical hold on trials, the FDA’s refusal to approve pending applications or supplements, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory and animal tests in compliance with the FDA’s good laboratory practice regulations, or GLP;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin. We must also obtain independent IRB approval at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety, purity and potency of the proposed biological product for its intended use;

•	submission to the FDA of a Biologic License Application, or BLA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is manufactured, processed, packaged or held to assess compliance with current good manufacturing practice requirements, or cGMP; and

•	FDA review and approval of the BLA.

Preclinical Studies

Preclinical studies include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data and any available clinical data or literature to the FDA as part of an IND. The IND will also include the protocol for the initial clinical trial(s) and an investigator’s brochure, and the IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trial(s) as outlined in the IND. This is known as a “clinical hold.” In such a case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence. Companies usually complete additional preclinical studies after the IND is submitted, concurrent with ongoing clinical trials.

Clinical Trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing prior to their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	In phase 1 trials, the product is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance and pharmacokinetics (i.e., absorption, metabolism, distribution and excretion).

•	In phase 2 trials, the product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage and schedule.

•	In phase 3 trials, the product is administered to an expanded patient population generally at geographically dispersed clinical trial sites to further evaluate dosage, clinical efficacy and safety and establish the overall risk-benefit ratio of the product and an adequate basis for product labeling.

Phase 1, phase 2 and phase 3 clinical trials may not be completed successfully within any specified time period, if at all. Further, the FDA, IRB or the sponsor may prevent clinical trials from beginning or suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk.

Marketing Approval

Assuming successful completion of the required clinical trials, the results of product development, preclinical studies and clinical studies, descriptions of the manufacturing process and other relevant information concerning the safety and effectiveness of the biological product are submitted to the FDA in the form of a BLA. In most cases, the BLA must be accompanied by a substantial user fee. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, purity and potency.

The FDA may request that an Advisory Committee review the BLA and make a recommendation as to whether the application should be approved and under what conditions. The Advisory Committee is a panel of experts who provide advice and recommendations when requested by the FDA on matters of importance that come before the agency. Committee recommendations are not binding on the FDA but the agency considers them carefully when making decisions.

Under the Pediatric Research Equity Act of 2003, BLAs for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. FDA may, on its own initiative or at the request of the applicant, defer submission of some or all pediatric data until after approval of the product for use in adults, or grant a full or partial waiver from the pediatric data requirements. The pediatric data requirements do not apply to products with orphan designation.

Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In other words, we will not receive marketing approval until the FDA is satisfied with our or our contract manufacturer’s cGMP compliance following a facility inspection.

The testing and approval process requires substantial time, effort and financial resources and may take many years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to develop our products and secure the necessary approvals, which could delay or prevent us from marketing our products. The FDA may deny an application if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if additional clinical data are submitted, the FDA may ultimately decide that the application does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret the data differently than we interpret the data. Even if the FDA approves a product, it may limit the approved therapeutic uses for the product, require that contraindications, warnings or precautions be included in the product labeling, require that additional studies be conducted following approval, or require surveillance programs to monitor the product after commercialization. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further FDA review and approval.

Post-approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and reporting of adverse experiences with the product.

In addition, manufacturers of biopharmaceutical products must continue to comply with cGMP requirements after approval, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. The requirements apply to all stages of the manufacturing process, including the synthesis, processing, packaging, labeling, storage and shipment of the product. Manufacturers must establish validated systems to ensure that products consistently meet high standards of sterility, safety, purity, potency and identity. Changes to the manufacturing process are strictly regulated and generally require prior FDA approval before being implemented.

FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Manufacturing establishments are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP. Future FDA and state inspections may identify compliance issues at our manufacturing facilities or the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

The FDA may withdraw or revoke a product’s approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Further, the failure to maintain compliance with regulatory requirements may result in administrative or judicial action, such as fines, warning letters, holds on clinical trials, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions, civil penalties or criminal prosecution. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Also, new governmental requirements may be established, including those resulting from new legislation, or FDA’s policies may change, which could significantly affect our business, including preventing or delaying regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of any adverse governmental legislation, regulation or other administrative action, or what the impact of such changes, if any, may be.

Orphan Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition that affects fewer than 200,000 people in the United States, or more than 200,000 people in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a product for this type of disease or condition will be recovered from sales in the United States for the product. Orphan designation can be requested at any time before submitting an application for marketing approval. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has orphan designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan product exclusivity, which means the FDA may not approve any other application to market the same biological product for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors may receive approval of different products for the indications for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity could also block the approval of one of our product candidates for seven years if a competitor obtains approval before us of the same product for the same indication or disease.

The European Union operates a similar system to encourage the development and marketing of medicinal products for rare diseases. A product can be designated as an orphan medicinal product if it is intended for either a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the European Union when the application is made or a life-threatening, seriously debilitating or serious and chronic condition in the European Union for which, without incentives, it is unlikely that the marketing of the product in the Community would generate sufficient return to justify the necessary investment. In either case, the applicant must also demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union, or if such method exists, that the medicinal product will be of significant benefit to those affected by that condition. If marketing authorization is granted in the European Union for an orphan product, no similar product may be approved for a period of ten years. At the end of the fifth year, however, any member state can initiate proceedings to restrict that period to six years if it believes the criteria for orphan designation no longer apply. In addition, a competitor’s marketing authorization for a similar product with the same indication may be granted during the marketing exclusivity period if there is an insufficient supply of the product, or if the competitor can establish that its product is safer, more effective or otherwise clinically superior.

Regulation Outside the United States

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of biological products. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The requirements governing the conduct of clinical trials and the approval process vary from country to country and the time may be longer or shorter than that required for FDA approval.

In the European Union, our products are subject to extensive regulatory requirements, which provide, among other things, that no medicinal product may be placed on the market of a European Union member state unless a marketing authorization has been issued by the European Medicines Agency or a national competent authority. European Union member states require both regulatory clearance by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial, whatever its phase.

Marketing authorization applications may be submitted under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is currently mandatory for products developed by means of a biotechnological process, products with a new active substance indicated for the treatment of certain diseases such as cancer, and products designated as orphan medicinal products. The centralized procedure is optional for products that constitute a “significant therapeutic, scientific or technical innovation” or for which a centralized process is in the interest of patients. Accordingly, we assume that the centralized procedure will apply to our product candidates that are biological products intended for the treatment of cancer, and those for which we intend to seek orphan designation.

Detailed preclinical and clinical data must accompany all marketing authorization applications that are submitted in the European Union. As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe. Failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.

Furthermore, despite efforts to harmonize the registration process in the European Union, the different member states continue to have different national health care policies and different pricing and reimbursement systems. The diversity of these systems may prevent a simultaneous pan-European launch, even if centralized marketing authorization has been obtained.

Reimbursement and Pricing Controls

In the United States and markets in other countries, sales of any biopharmaceutical products for which we receive regulatory approval for commercial sale will depend in significant part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

In 2003, the U.S. government enacted the Medicare Prescription Drug, Improvement, and Modernization Act, or the MMA, which became effective at the beginning of 2006 and provides a partial prescription drug benefit for Medicare recipients. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we will be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations will negotiate prices for our products, which are likely to be lower than we might otherwise obtain. Moreover, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment under Medicare may result in a similar reduction in payments from non-governmental payors. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. At the present time, the MMA prohibits the federal government from negotiating directly with pharmaceutical companies for drugs. However, Congress is currently considering passing legislation that would lift the ban on federal negotiations. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could limit payments for biopharmaceuticals such as the product candidates that we are developing and have a material adverse effect on our business, financial condition and profitability.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

Hazardous Materials

Our development and manufacturing processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling, treatment and disposal of hazardous materials and waste products. In addition to compliance with environmental and occupational health and safety regulations, we must comply with special regulations relating to biosafety administered by the Centers for Disease Control and Prevention, the Department of Transportation and the Department of Health and Human Services in the United States and similar agencies in other countries.

Employees

As of August 13, 2007, we had 58 employees, including a total of 17 employees with M.D. or Ph.D. degrees. Of our workforce, 42 employees are engaged in research and development. None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Properties

Our principal facilities consist of approximately 31,000 square feet of research and office space located at 100 Beaver Street, Waltham, Massachusetts.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Consultants, and Directors

Our executive officers, our key employees and consultants and our directors and their respective ages and positions as of August 13, 2007 are as follows:

Name	Age	Position

Executive Officers:
John D. Mendlein, Ph.D.	47	President, Chief Executive Officer and Director
Katrine S. Bosley	39	Vice President, Business Development
John B. Edwards	45	Senior Vice President, Commercial Operations and Chief Operating Officer
Martin I. Freed, M.D.	46	Chief Medical Officer
Eric S. Furfine, Ph.D.	47	Senior Vice President, Research and Preclinical Development
Key Employees and Consultants:
Raymond T. Camphausen, Ph.D.	50	Associate Vice President, Discovery
Alexander H. Chu, Ph.D.	51	Vice President, Manufacturing and Process Development
Anne-Kelledy Manson	46	Associate Vice President, Oncology Program Management
Erin E. Lanciani	38	Vice President, Human Resources
Lorin J. Randall	64	Financial Consultant and Interim Chief Financial Officer
Bruce M. Silver, M.D.	56	Medical Director
Non-Employee Directors:
Noubar B. Afeyan, Ph.D.	45	Director
Jean-Francois Formela, M.D.	51	Director
L. Patrick Gage, Ph.D.	65	Director, Chairman of the Board of Directors
Anders D. Hove, M.D.	41	Director
Frank D. Lee, Ph.D.	56	Director
Amir Nashat, Ph.D.	34	Director
Timothy J. Rink, M.D.	61	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

John D. Mendlein has served as our President, Chief Executive Officer and as a member of our board of directors since May 2005. From 2000 to 2005, Dr. Mendlein served as Chairman and Chief Executive Officer at Affinium Pharmaceuticals, Inc., a privately-held biotechnology company focused on developing a new anti-infective class. From 1996 to 2000, Dr. Mendlein served in a variety of roles, including General Counsel and Chief Knowledge Officer, at Aurora Biosciences Corporation, a publicly-traded biotechnology company focused on discovering drugs for kinases, g-protein coupled receptors and ion channels. Previously, Dr. Mendlein worked as an attorney at Cooley Godward Kronish LLP, a law firm, in its life sciences and technology litigation practice groups. Dr. Mendlein also worked at Smith Kline & French Laboratories, Ltd., now GlaxoSmithKline plc, a publicly-traded pharmaceutical company, in the Department of Molecular Biology and Protein Expression. Dr. Mendlein serves as a member of the board of directors of Monogram Biosciences, Inc., a publicly-traded biotechnology company, and the advisory board of Genesys Capital, a venture capital firm. Dr. Mendlein received a J.D. from the University of California Hastings School of Law, a Ph.D. in

Physiology and Biophysics from the University of California, Los Angeles and a B.S. in Biology from the University of Miami.

Katrine S. Bosley has served as our Vice President, Business Development since August 2004. From 1995 to 2004, Ms. Bosley held positions of increasing responsibility at Biogen Idec, Inc., a publicly-traded biopharmaceutical company, most recently as Director, Decision Support. From 1993 to 1995, Ms. Bosley served as an Analyst for Highland Capital Partners, a venture capital firm, and from 1991 to 1993, was at Alkermes, Inc. Ms. Bosley received a B.A. in Biology from Cornell University and completed the Program for Management Development at Harvard Business School.

John B. Edwards has served as our Senior Vice President, Commercial Operations and Chief Operating Officer since August 2007, as our Chief Operating Officer from March 2005 until August 2007 and as our Vice President, Commercial Development from February 2004 through March 2005. From 2002 to 2004, Mr. Edwards served as Vice President, Sales, Marketing, and Medical Affairs at Transkaryotic Therapies, Inc., a biopharmaceutical company that was acquired by Shire plc in July 2005. From 1987 to 2002, Mr. Edwards held senior-level positions at Genetics Institute, Inc., a biotechnology company, and then at Wyeth Pharmaceuticals Inc., a pharmaceutical company, following its acquisition of Genetics Institute, most recently as Vice President, Global Strategic Marketing. Mr. Edwards received a M.B.A. from Boston University and a B.S. in Chemical Engineering from The University of Massachusetts.

Martin I. Freed has served as our Chief Medical Officer since June 2007. From 2005 to 2007, Dr. Freed served as Chief Medical Officer at Vitae Pharmaceuticals, Inc., a pharmaceutical company. From 1991 to 2005, Dr. Freed held positions of increasing responsibility at GlaxoSmithKline, most recently as the Vice President, Clinical Development, North America. Dr. Freed received a M.D. from The Pennsylvania State University and a B.A. in Biology from the University of Delaware. Dr. Freed performed his internal medicine residency and nephrology post-doctoral training at Temple University Hospital and Yale New Haven Hospital, respectively. Dr. Freed has been board certified in Internal Medicine, Nephrology and Clinical Pharmacology.

Eric S. Furfine has served as our Senior Vice President, Research and Preclinical Development since August 2006. From 2002 to 2006, Dr. Furfine served as Vice President, Preclinical Development at Regeneron Pharmaceuticals Inc., a publicly-traded biotechnology company. From 1989 to 2002, Dr. Furfine held positions of increasing responsibility at GlaxoSmithKline, most recently as the Director of Biochemical and Analytical Pharmacology. Dr. Furfine received a Ph.D. in Biochemistry from Brandeis University and an A.B. in Chemistry from Washington University.

Key Employees and Consultants

Raymond T. Camphausen has served as our Associate Vice President, Discovery since August 2006. Previously, Dr. Camphausen was Senior Director, Discovery from September 2005 through August 2006, and was hired as Director, Research in May 2003. From 2002 to 2003, Dr. Camphausen served as Vice President, Research and Discovery at Thios Pharmaceuticals, a biopharmaceutical company. From 1987 to 2002, Dr. Camphausen held positions of increasing responsibility at Genetics Institute and then at Wyeth Pharmaceuticals Inc. following its acquisition of Genetics Institute, most recently as Associate Director/Senior Scientist. Dr. Camphausen holds a Ph.D. in Microbiology from Colorado State University and a B.A. in Biology from the University of California, San Diego.

Alexander H. Chu has served as our Vice President, Manufacturing and Process Development since January 2007. From 2002 to 2007, Dr. Chu held positions of increasing responsibility at Abbott Bioresearch Center, part of Abbott Laboratories, a publicly-traded pharmaceutical company, most recently as Director, Manufacturing Program Management. From 1988 to 2001, Dr. Chu held positions of increasing responsibility at Abbott Laboratories, most recently as Department Manager, Chemical Research and Development. Dr. Chu holds a Ph.D. in Biochemical Engineering from the University of Wisconsin-Madison and a B.S. in Chemical Engineering from National Taiwan University.

Anne-Kelledy Manson has served as our Associate Vice President, Oncology Program Management since January 2007. From 2001 to 2006, Ms. Manson held positions of increasing responsibility at Therion Biologics

Corporation, a biotechnology company, most recently as Senior Director, Bioanalytical Development and Program Executive. From 2000 to 2001, Ms. Manson was Director, Preclinical Operations at AltaRex Corp., a biotechnology company. From 1992 to 2000, Ms. Manson held positions of increasing responsibility at Primedica Corporation, most recently as Director, Laboratory Services and AIDS Research. Ms. Manson holds a M.S. in Biology from Worcester Polytechnic Institute and a B.S. in Medical Technology from Michigan State University.

Erin E. Lanciani has served as our Vice President, Human Resources since September 2006. From 2002 to 2006, Ms. Lanciani served as Vice President, Human Resources at Therion Biologics. From 2000 to 2001, Ms. Lanciani served as Director, Human Resources at ViaCell Inc., a biotechnology company. Ms. Lanciani holds a B.S. in Business Administration from Northeastern University.

Lorin J. Randall has served as a consultant and as our non-employee Interim Chief Financial Officer since May 2007. Mr. Randall has been an independent financial consultant since May 2006. From 2004 to 2006, Mr. Randall served as Senior Vice President and Chief Financial Officer at Eximias Pharmaceutical Corporation, a privately-held pharmaceutical company, until it was acquired in May 2006 by YM Biosciences Inc. From 2002 to 2004, Mr. Randall served as Senior Vice President and Chief Financial Officer at i-STAT Corporation, a manufacturer of medical diagnostic devices, until it was acquired in January 2004 by Abbott Laboratories. From 1995 to 2001, Mr. Randall served as Vice President and Chief Financial Officer at CFM Technologies, Inc., a semiconductor equipment manufacturer. Mr. Randall serves as a member of the board of directors of Acorda Therapeutics, Inc., a publicly traded company, several private companies and one non-profit organization. Mr. Randall holds a M.B.A. from Northeastern University and a B.S. in Accounting and Mathematics from The Pennsylvania State University.

Bruce A. Silver has served as our Medical Director since November 2006. From 2001 to 2006, Dr. Silver held positions of increasing responsibility at PRA International, a clinical development organization, most recently as Vice President, Oncology, Global Product Development Services. From 1999 to 2001, Dr. Silver was the Chairman, Department of Medicine and Member, Medical Executive Committee at Calvert Memorial Hospital. Dr. Silver holds a M.D. from the University of Maryland School of Medicine and a B.S. in Biology from the University of Maryland. Dr. Silver is a board certified internist and oncologist and practiced medical oncology, hematology and internal medicine for 20 years before transitioning to his current role in industry.

Non-Employee Directors

Noubar B. Afeyan, one of our founders, has served as a member of our board of directors since our inception in 2002. In 1999, Dr. Afeyan founded Flagship Ventures, a venture capital firm, where he serves as Managing Partner and Chief Executive Officer. Dr. Afeyan is also a Senior Lecturer at the Massachusetts Institute of Technology in both the Sloan School of Management and the Biological Engineering Division. Dr. Afeyan serves as a director of Color Kinetics, Inc. and Helicos BioSciences Corporation, both publicly-traded companies, as well as several private companies. Dr. Afeyan received a B.S. in Chemical Engineering from McGill University and a Ph.D. in Biochemical Engineering from the Massachusetts Institute of Technology.

Jean-Francois Formela has served as a member of our board of directors since March 2003. Dr. Formela joined Atlas Venture, a venture capital firm, in 1993 and currently serves as Partner. Previously, Dr. Formela was Senior Director, Medical Marketing and Scientific Affairs at Schering-Plough Corp., a pharmaceutical company. Dr. Formela serves as a director of Achillion Pharmaceuticals, Inc. and SGX Pharmaceuticals, Inc., both publicly-traded companies, as well as several private companies. Dr. Formela received a M.D. from Paris University School of Medicine and a M.B.A. from Columbia Business School.

L. Patrick Gage has served as a member of our board of directors since December 2002 and has served as Chairman of our board of directors since 2006. Since 2003, Dr. Gage has been a Venture Partner of Flagship Ventures. Between 1997 and 2002, Dr. Gage held various positions at Wyeth Pharmaceuticals, serving most recently as Senior Vice President, Science and Technology, and President, Wyeth Research. Prior to joining Wyeth, Dr. Gage held various positions at Genetics Institute most recently as its president. Prior to joining Genetics Institute, Dr. Gage held various positions in research management at F. Hoffmann-La Roche

Ltd. over an 18-year period. Dr. Gage serves as Chairman of the board of directors of Neose Technologies, Inc. and PDL BioPharma, Inc., both publicly-traded companies, and is a member of the board of directors for several private companies. Dr. Gage received a B.S. in Physics from the Massachusetts Institute of Technology and a Ph.D. in Biophysics from the University of Chicago.

Anders D. Hove has served as a member of our board of directors since June 2006. Dr. Hove is a General Partner of Venrock Associates, a venture capital firm, which he joined in 2004. From 1996 to 2004, Dr. Hove was a fund manager at BB Biotech Fund, an investment firm, and from 2002 to 2003 he also served as Chief Executive Officer of Bellevue Asset Management, an investment company and the investment manager of BB Biotech Fund. Dr. Hove is a member of the board of directors of Trubion Pharmaceuticals, Inc., a publicly-traded company, and one private company. He received a M.Sc. from the Technical University of Denmark, a M.D. from the University of Copenhagen and a M.B.A. from INSEAD.

Frank D. Lee, one of our founders, has served as a member of our board of directors since our inception in 2002. In 2005, Dr. Lee founded Dragonfly Sciences, Inc., a biology research service company, and is currently its Chief Executive Officer. From 2002 until May 2005, Dr. Lee served as our President and Chief Executive Officer. From 2001 until shortly after our incorporation in 2002, Dr. Lee served as Chief Executive Officer of engeneOS, Inc., a biotechnology company. From 1994 to 2001, Dr. Lee was a member of the senior management team at Millennium Pharmaceuticals, Inc., a biotechnology company, first as Vice President, Research, then as Chief Technology Officer. From 1981 to 1994, Dr. Lee served in various positions at DNAX Research Institute, a division of Schering-Plough, most recently as the Director of Molecular Biology. Dr. Lee received his Ph.D. from Stanford University and carried out postdoctoral research at the Massachusetts Institute of Technology and the Stanford University School of Medicine. He received his B.A. from the University of California, Berkeley.

Amir Nashat has served as a member of our board of directors since June 2007. In 2002, Dr. Nashat joined Polaris Venture Partners, a venture capital firm, where he currently serves as General Partner. Dr. Nashat serves on the board of directors of several private companies. Dr. Nashat received his Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology and his M.S. and B.S. in Materials Science and Mechanical Engineering from the University of California, Berkeley.

Timothy J. Rink has served as member of our board of directors since August 2007. From 1996 through 1999, Dr. Rink served as Chairman of the Board, President and Chief Executive Officer of Aurora Biosciences Corp., a publicly-traded developer of drug discovery technologies. From 1990 through 1995, Dr. Rink served as the President and Chief Technology Officer of Amylin Pharmaceuticals, Inc., a biopharmaceutical company, and since then has served as a member of its advisory board. Dr. Rink currently serves on the board of directors of Sepracor, Inc., and Santhera Pharmaceuticals Holding AG, both publicly-traded pharmaceutical companies. Dr. Rink received his M.D. and Sc.D. from the University of Cambridge.

Board Composition

Our board of directors currently consists of eight members. The members of our board of directors were elected in compliance with the provisions of the stockholders’ voting agreement between us, our major stockholders, Dr. Lee and Dr. Mendlein. The stockholders’ voting agreement will terminate upon the closing of this offering and we will have no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. There are no family relationships among any of our directors or executive officers.

In accordance with the terms of our certificate of incorporation and by-laws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

the class I directors will be          ,           and          , and their term will expire at the annual meeting of stockholders to be held in 2008;

the class II directors will be          ,          , and          , and their term will expire at the annual meeting of stockholders to be held in 2009; and

the class III directors will be           and          , and their term will expire at the annual meeting of stockholders to be held in 2010.

Our certificate of incorporation that will become effective upon the closing of this offering provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our certificate of incorporation and by-laws that will become effective upon the closing of this offering provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Under Rule 4350 of the NASDAQ Marketplace Rules, a majority of a listed company’s board of directors must be comprised of independent directors within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Rule 4200(a)(15) of the NASDAQ Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In           2007, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of          ,          ,          ,          , and          , representing           of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Our board of directors also determined that Dr          , who is a member of our audit committee, Drs.           ,           and          , who comprise our compensation committee and Drs.           ,          , and          , who comprise our nominating and corporate governance committee, satisfy the independence standards for such committees established by the Securities and Exchange Commission and the NASDAQ Marketplace Rules, as applicable. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director. NASDAQ Marketplace Rules permit a company, such as us, listing on The NASDAQ Global Market in connection with its initial public offering, to have only one member of the audit committee comply with the independence requirements on the date of listing, provided that a majority of the members satisfy the requirements within 90 days after listing and all of the members satisfy the requirements within one year after listing. Currently, our board of directors has determined that Dr.            satisfies the independence requirements for service on the audit committee, and we are seeking another independent director to join the audit committee prior to the end of the 90-day phase-in period referenced above and an additional independent director to join the committee prior to the end of the one-year phase-in period referenced above.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board.

Audit Committee.

The members of our audit committee are Drs.           ,           and          . Dr.            chairs the audit committee. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements and our independent registered public accounting firm’s qualifications, independence and performance. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by Securities and Exchange Commission rules.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee. Dr.            is our audit committee financial expert, as is currently defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee.

The members of our compensation committee are Drs.           ,          and          . Dr.            chairs the compensation committee. Our compensation committee assists the board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing and administering our equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	preparing the compensation committee report required by Securities and Exchange Commission rules.

Prior to establishing the compensation committee in June 2004, our full board of directors made decisions relating to the compensation of our executive officers.

Nominating and Corporate Governance Committee.

The members of our nominating and corporate governance committee are Drs.           ,           and          . Dr.            chairs the nominating and corporate governance committee.

Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the board of director’s committees;

•	developing and recommending to our board of directors corporate governance guidelines; and

•	overseeing a periodic evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.adnexustx.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation for the year ended December 31, 2006

The following table sets forth information for the year ended December 31, 2006 regarding the compensation awarded to, earned by or paid to our non-employee directors. Dr. Rink joined our Board in August 2007.

Dr. Mendlein did not receive any compensation in connection with his service as a director in 2006.

Fees Earned
	or Paid	Stock	Option	All Other
Name	in Cash ($)	Awards ($)(1)	Awards ($)(1)	Compensation ($)		Total ($)

Noubar B. Afeyan, Ph.D.	—	—	—	—		—
Jean-Francois Formela, M.D.	—	—	—	—		—
L. Patrick Gage, Ph.D.(2)	—	2,344	3,270	75,000	(4)	80,614
Anders D. Hove, M.D.	—	—	—	—		—
Frank D. Lee, Ph.D.(3)	—	1,875	554	15,228	(5)	17,657
Amir Nashat, Ph.D.	—	—	—	—		—

(1)	Figures shown represent the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2006 in accordance with SFAS 123R, except that (i) such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions and (ii) the figures shown reflect amounts recognized in 2006 for option and restricted stock awards made prior to 2006 as required by the modified prospective transition method under SFAS 123R. The assumptions used by us with respect to the valuation of option awards are set forth in Note 2 — “Summary of Significant Accounting Policies — Stock-Based Compensation” to our financial statements included elsewhere in this prospectus. Compensation expense was recognized in fiscal year 2006 with respect to the following individual option and restricted stock awards:

				Amount Recognized
		Number of Shares	Number of Shares	in Fiscal Year 2006
		Subject to Restricted	Underlying Option	Under SFAS 123R*
Name	Grant Date	Stock Award	Award	($)

L. Patrick Gage, Ph.D.	December 12, 2002	—	75,000	93
L. Patrick Gage, Ph.D.	February 13, 2003	—	75,000	92
L. Patrick Gage, Ph.D.	February 13, 2004	250,000	—	2,344
L. Patrick Gage, Ph.D.	August 31, 2006	—	1,735,671	3,085
Frank D. Lee, Ph.D.	October 23, 2002	2,000,000	—	1,875
Frank D. Lee, Ph.D.	November 1, 2006	—	625,000	554

*	Disregards estimate of forfeitures related to service-based vesting conditions.

(2)	On August 31, 2006, our board of directors granted Dr. Gage an option to purchase 1,735,671 shares of our common stock at an exercise price of $0.03 per share. This option vests as to 25% of the shares underlying the option on August 31, 2007 as to an additional 6.25% of the shares at the end of each successive three month period through and including August 31, 2010. The grant date fair value of this option award computed in accordance with FAS 123R was $37,020. As of December 31, 2006, Dr. Gage held options to purchase a total of 1,985,671 shares of our common stock, which options were exercisable as to 245,305 of those shares as of that date, and held 350,000 shares of our common stock that were issued pursuant to restricted stock awards in 2004 and 2005 and are now fully vested.

(3)	On November 1, 2006, the compensation committee of our board of directors granted Dr. Lee an option to purchase 625,000 shares of our common stock at an exercise price of $0.03 per share. At the time of grant, this option was vested as to 50% of the shares underlying the option and will vest as to the other 50% of the shares on October 1, 2007. The grant date fair value of this option award computed in accordance with FAS 123R was $13,294. As of December 31, 2006, Dr. Lee held options to purchase a total of 625,000 shares of our common stock, which options were exercisable as to 312,500 of those shares as of that date, and held 937,500 shares of our common stock that were issued pursuant to a restricted stock award in 2002 and are now fully vested.

(4)	Represents retainer payments paid to Dr. Gage under his consulting agreement with us, which is described below.

(5)	Represents reimbursement for COBRA medical and dental premiums paid to Dr. Lee pursuant to an agreement with Dr. Lee, which is described below.

During fiscal 2006, with the exception of Dr. L. Patrick Gage and Dr. Frank Lee, none of our directors received any compensation for service as a member of our board of directors or board committees and only received reimbursement for out-of-pocket expenses incurred in connection with attending our board and committee meetings. In 2006, Dr. Gage and Dr. Lee were granted options to purchase 1,735,671 shares and 625,000 shares, respectively, of our common stock, as described in the footnotes to the table above.

Dr. Gage was also granted an option to purchase 599,045 shares of our common stock on June 20, 2007, which option will vest as to 25% of the shares underlying the option on June 20, 2008, and as to an additional 6.25% of the shares at the end of each successive three month period through and including June 20, 2011.

Consulting Agreement with Dr. L. Patrick Gage

In June 2005, we renewed our consulting arrangement with Dr. Gage pursuant to which Dr. Gage advises us on our fundraising and partnership activities and product/program development strategy and assists in recruiting of senior staff. The consulting agreement may be terminated by either party upon five days written notice. In connection with the consulting agreement, Dr. Gage receives a retainer of $6,250 per month in compensation. Retainer payments to Dr. Gage totaled $75,000 in 2006.

COBRA reimbursement to Dr. Frank D. Lee

We agreed with Dr. Lee in connection with his departure from the company in September 2005 to reimburse him for the costs of continued dental and health coverage under COBRA under our medical and dental plans for 18 months following his last day of employment with us. Reimbursements paid to Dr. Lee for this coverage totaled $15,228 for 2006.

Executive Compensation

Compensation Discussion and Analysis

The primary objectives of our compensation committee and our board of directors with respect to executive compensation are to attract, retain and motivate executives who make important contributions to the achievement of our business objectives and to align the incentives of our executives with the creation of value for our stockholders. Our executive compensation program combines base salary and standard benefits, such as medical, dental and group life insurance, with annual incentive cash bonuses and equity incentives. In determining total compensation, we do not have a specific formula for allocating between cash and non-cash compensation or between long- and short-term compensation. We try, however, to balance short-term cash compensation and long-term equity compensation by offering competitive base salaries and annual bonus potential as well as opportunities to participate in the company’s long term growth through our equity incentive programs.

Our current executive compensation policies and objectives were developed by our compensation committee and, based on their recommendation, approved by our board of directors. The compensation committee reviews and makes recommendations to our board of directors regarding executive compensation. Prior to the completion of this offering, we expect to amend our compensation committee charter in order to delegate authority to the compensation committee to review and approve all compensation decisions relating to our executive officers. As discussed elsewhere in this prospectus under the heading “Management — Board Composition — Committees”, our compensation committee consists of three independent directors, Drs.           ,           and          .

Our goal is to implement total compensation packages for our executive officers in line with the median levels paid by comparable companies. In making compensation decisions, the compensation committee and board of directors compare our executive compensation against that paid by biotechnology and biopharmaceutical companies that are at a similar stage of development and have a comparable number of employees (generally 150 or fewer). We do not currently have a set group of companies against which we compare ourselves, but re-evaluate our list of comparable companies from time to time depending upon the purpose of the comparison and the extent to which information about specific companies is publicly available. We use compensation surveys such as the Radford Pre-IPO Survey and Radford Biotechnology Survey and the J. Robert Scott Compensation in Life Sciences Survey and publicly filed registration and proxy statements to gather data about comparable companies. In addition, from time to time we retain compensation consultants to assist us in analyzing comparable company information and to make recommendations to us on the basis of that information. To date, we have not materially relied upon compensation consultants in setting our compensation packages.

Elements of Compensation

Executive compensation consists of the following elements:

•	base salaries;

•	annual incentive cash bonuses;

•	equity incentive awards;

•	benefits and other compensation; and

•	severance and change of control benefits.

Base Salaries

Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. Initial base salaries for our executives are typically set in our offer letter to each executive at the outset of employment. None of our executives is currently a party to an employment agreement that provides for automatic or scheduled increases in base salary. However, on an annual basis and consistent with our incentive compensation program objectives, base salaries for our executives, together with other components of compensation, are evaluated for adjustment based on an assessment of an executive’s performance and compensation trends in our industry. We increased the salaries of our named executive officers for fiscal year 2007 by between 3.5% and 6% over their salaries in effect at the end of fiscal year 2006 based on their performance in 2006. In addition, we increased the salary of one executive officer to reflect current market conditions. Performance for each executive was evaluated based on achievement of individual goals by the applicable executive (these goals are described in more detail below under the heading “Annual Incentive Cash Bonuses”), the overall performance of the functional areas for which the executive was accountable, the executive’s participation on our executive team, including his or her contribution to company strategy, and demonstration of leadership competencies.

Annual Incentive Cash Bonuses

We use annual incentive cash bonuses to motivate our named executive officers to achieve and exceed specified short term goals. These bonuses are administered in accordance with our 2006 Annual Bonus Plan, which we refer to as the bonus plan, and which was developed by our compensation committee in consultation with management and reviewed and approved by our board of directors in August 2006. Certain key components of the bonus plan, such as corporate performance goals and target levels of bonus pay for a specific fiscal year, are approved by the compensation committee on an annual basis; other terms of the bonus plan may be amended from time to time in the discretion of the compensation committee and the board. Target bonus levels for our named executive officers for fiscal year 2006 and fiscal year 2007, expressed as a percentage of base salary, are as follows:

	Target Bonus	Target Bonus
	Percentage for Fiscal	Percentage for Fiscal
Named Executive Officer	Year 2006	Year 2007

John D. Mendlein, Ph.D.	30	35
Charles Carter(1)	20	n/a
John B. Edwards	25	30
Eric S. Furfine, Ph.D.	25	25
Katrine S. Bosley	20	20

(1)	Mr. Carter’s last day of employment with us was June 18, 2007.

Actual bonus payouts for a named executive in any given year may be more than, equal to or less than his or her target bonus percentage, depending upon the extent to which certain corporate, functional (departmental) and individual performance goals are met, as further described below. Corporate performance goals are company-wide goals such as raising a certain level of financing or reaching a specified milestone in our clinical trials. Functional goals are goals for specific functional groups within the Company that are tailored to a particular group or department, but support the achievement of corporate performance goals. Individual performance goals are goals tailored to the individual role performed by the particular executive officer, and may consist in part of functional goals.

Dr. Mendlein’s bonus for fiscal year 2006 was determined solely based upon achievement of corporate performance goals, and his bonus for fiscal year 2007 will also be determined in that manner. Since Dr. Mendlein has ultimate responsibility for the performance of Adnexus as a whole, we believe it is appropriate to link his bonus solely to the achievement of corporate objectives. Bonuses of the other named executives for fiscal 2006 were determined based upon a combination of corporate and individual goals, whereas their bonuses for fiscal 2007 will be determined based upon a combination of corporate and functional goals. We have linked the 2007 bonuses of named executive officers other than Dr. Mendlein to functional goals in order to encourage them to lead the groups or functions for which they are responsible to achieve group-wide or function-wide goals. The weighting of corporate, functional and individual goals in determining annual cash incentive bonuses for the named executive officers for fiscal years 2006 and 2007 are shown in the following table:

	Fiscal Year 2006 (%)			Fiscal Year 2007 (%)
	Weight	Weight	Weight	Weight	Weight	Weight
	Given to	Given to	Given to	Given to	Given to	Given to
	Corporate	Functional	Individual	Corporate	Functional	Individual
	Performance	Performance	Performance	Performance	Performance	Performance
Named Executive Officer	Goals	Goals	Goals	Goals	Goals	Goals

John D. Mendlein, Ph.D.	100	0	0	100	0	0
Charles Carter	70	0	30	n/a	n/a	n/a
John B. Edwards	80	0	20	80	20	0
Eric S. Furfine, Ph.D.	80	0	20	80	20	0
Katrine S. Bosley	70	0	30	70	30	0

Bonuses for our employees who are not executive officers are based upon individual performance goals in addition to corporate and functional goals. Individual performance goals are given greater weight for non-management employees.

Corporate Performance Goals

Our compensation committee determines a limited number of corporate performance goals for a specific fiscal year and assigns a weight to each goal that represents its importance relative to the other corporate performance goals, with the sum of the weights totaling 100%. Following the end of the applicable fiscal year, the compensation committee and the board of directors review and approve a corporate “scorecard” which rates our performance against these goals and determine a weighted total corporate performance rating, expressed as a percentage.

The bonus plan also includes two threshold corporate performance levels that determine whether and to what extent bonuses will be paid for a given fiscal year. Threshold one is the corporate performance level below which corporate performance will not be considered in determining bonuses such that bonuses will be paid, if at all, only on the basis of achievement of functional or (in the case of non-executive employees) individual goals. Threshold two is the corporate performance level below which no bonuses, whether corporate, functional or individual, will be paid. The threshold corporate performance levels are 85% for threshold one and 70% for threshold two. As discussed below, our corporate performance level for fiscal year 2006 was 130%, so these thresholds did not affect the determination of 2006 bonuses. The thresholds may be amended from time to time in the discretion of the compensation committee and the board of directors.

In 2006, the compensation committee approved and assigned weights to four corporate performance goals for fiscal year 2006. The 2006 goals consisted of the following: closing a financing round of $25.0 million; progressing phase 1 of our clinical trials of Angiocept far enough to allow us to start a phase 2 clinical trial in 2007; identifying additional drug development candidates; and entering into strategic, research collaboration and partnership deals with specified characteristics, including providing us with a certain level of non-contingent funding.

In March 2007, our compensation committee and board of directors reviewed our progress against the company performance goals for 2006. In judging the degree to which these goals were achieved, the board and compensation committee made qualitative and quantitative assessments of performance for each goal, which assessments were then expressed as a percentage of target achievement and then assigned a final overall numerical percentage based on the weight given to each goal. After reviewing each goal, the compensation committee and the board of directors determined that we had met or exceeded our financing-related goal, our clinical trial goal and our drug development goal, and significantly exceeded our deal-related business development goal, such that our company performance during 2006, expressed as a weighted percentage, equaled a score of 130%.

In January 2007, our compensation committee approved and assigned weights to four company performance goals for fiscal year 2007. The 2007 goals related to the following: progressing the Angiocept phase 2 clinical trial, developing proof-of-concept for potential new indications for Adnectins, advancing certain programs in our development pipeline and securing funds for pipeline development and technology expansion through business development deals.

Individual Goals

We awarded annual incentive cash bonuses for 2006 to executives based upon a combination of corporate and individual goals. Individual goals were determined by the applicable individual in consultation with our CEO at the beginning of 2006, and consisted of the following:

•	Mr. Edwards’ 2006 goals were based on (1) advancing our clinical program sufficiently to start a phase 2 clinical trial in 2007, (2) operating within 2% of budget and (3) initiating process development and manufacturing of preclinical material for our lead pipeline program.

•	Dr. Furfine’s 2006 goals were based on (1) developing our pipeline, including developing a blocker for our lead target and two new targets for future development and (2) supporting the preclinical development needs of the Angiocept program, including assay development, sample analysis, toxicology and pharmacology support.

•	Ms. Bosley’s 2006 goals were based on (1) closing one to two business development deals bringing in committed funds, (2) managing corporate communications, including press releases, scientific publications, external presentations and conferences and (3) protecting and securing critical intellectual property.

•	Mr. Carter’s 2006 goals were based on (1) developing and implementing procedures in the areas of purchasing, expense reporting, stock option administration and investment and contract management, (2) operating within 2% of budget, (3) developing and maintaining financial and management accounting and reporting tools, (4) developing a strategic financial model and (5) implementing and maintaining new accounting systems.

For fiscal year 2007, executive bonuses will be awarded based upon a combination of corporate and functional goals, rather than a combination of corporate and individual goals (subject to the achievement of the minimum corporate performance thresholds discussed above), in order to incentivize our executives to achieve group-wide or function-wide goals.

Functional Goals

Each executive worked with our Chief Executive Officer to establish a list of goals for his or her respective functional group(s) for fiscal year 2007. These functional goals are designed to support the achievement of corporate performance goals. After the end of the fiscal year, each executive and the Chief Executive Officer will conduct a review to determine achievement levels against the goals previously set for the group(s) for which that executive is responsible and assign a total functional performance level to each such group. The functional goals for fiscal year 2007 are as follows:

•	Mr. Edwards’ goals are based on (1) the execution of our phase 1 clinical trial for the first half of the year, (2) planning and commencement of our phase 2 clinical trial, (3) ensuring sufficient supply of material for clinical studies, (4) developing our Angiocept chemistry, manufacturing and control registration strategy, (5) executing our regulatory strategy and (6) handling program management of our key programs.

•	Dr. Furfine’s goals are based on (1) the development of our pipeline, including the advancement of two lead internal molecules as well as molecules under our collaboration with BMS, (2) preclinical development support for our Angiocept program, including assay development, sample analysis, toxicology, and pharmacology support and (3) the development of strategies to enhance the pharmacokinetics of our product candidates.

•	Ms. Bosley’s goals are based on (1) the strategic value and timeliness of business development deals, (2) management of corporate communications including conferences, our website and press releases and (3) protecting and securing our critical intellectual property.

Determination of Annual Cash Incentive Bonuses for 2006

John Mendlein

Because Dr. Mendlein’s bonus for 2006 was determined based solely upon the achievement of corporate performance goals, Dr. Mendlein’s target bonus level for 2006, which was $96,000 (30% of his base salary in effect at the end of 2006), was multiplied by 130%, the corporate performance level as determined by the board of directors, to arrive at $124,800, his annual cash incentive bonus for 2006.

Other Named Executive Officers

The 2006 bonuses for Ms. Bosley, Dr. Furfine and Messrs. Edwards and Carter were determined based upon a combination of the corporate performance level of 130% and achievement of individual performance goals during 2006. In the case of Mr. Edwards and Dr. Furfine, for 2006 the weight given to the corporate performance level was 80%, and the weight given to the individual performance goals was 20%; the weights for Ms. Bosley and Mr. Carter were 70% and 30%, respectively. Individual goals for 2006 were determined in accordance with the procedures described above under the heading “Individual Goals.”

John Edwards.  The review of Mr. Edwards’s individual 2006 goals conducted by Dr. Mendlein and Mr. Edwards determined that Mr. Edwards achieved targets with respect to all of the goals described above. This level of performance resulted in a 2006 bonus to Mr. Edwards of $84,320.

Eric Furfine.  The review of Dr. Furfine’s individual 2006 goals conducted by Dr. Mendlein and Dr. Furfine determined that Dr. Furfine achieved targets with respect to supporting the preclinical development needs of the Angiocept program and developing a blocker for our lead target, and partially achieved his goals with respect to developing two new targets for future development. This level of performance resulted in a 2006 bonus to Dr. Furfine of $32,152, after being pro-rated to account for Dr. Furfine’s employment start date with us of August 7, 2006.

Katrine Bosley.  The review of Ms. Bosley’s individual 2006 goals conducted by Dr. Mendlein and Ms. Bosley determined that Ms. Bosley significantly exceeded targets with respect to the goal related to business development deals described above and met targets relating to management of corporate communications and protection of intellectual property. This level of performance resulted in a 2006 bonus to Ms. Bosley of $64,436.

Charles Carter.  The review of Mr. Carter’s individual 2006 goals conducted by Dr. Mendlein and Mr. Carter determined that Mr. Carter achieved targets with respect to developing and implementing procedures in the areas of purchasing, expense reporting, stock option administration and investment and contract management, operating within 2% of budget and developing and maintaining financial and management accounting and reporting tools, but did not fully achieve goals relating to developing a strategic financial model and implementing and maintaining new accounting systems. This level of performance resulted in a 2006 bonus to Mr. Carter of $43,240.

Our compensation committee and board of directors approved the payment of each of the above bonuses.

Equity Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. Our equity awards to executives have been made in the form of stock options, with the exception of a restricted stock award to Dr. Mendlein upon commencement of his employment with us. Prior to this offering, our executives were eligible to participate in our 2002 Stock Incentive Plan, which we refer to as the 2002 stock plan. Following the completion of this offering, we will continue to grant our executives stock-based awards pursuant to the 2007 Stock Incentive Plan, which we refer to as the 2007 stock plan and which will become effective upon the completion of this offering. Under the 2007 stock plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee.

Although we currently do not have any recommended equity ownership guidelines for our executives, we believe that equity grants provide our executives with a direct link to our long-term performance, create an ownership culture, and align the interests of our executives and our stockholders. In addition, the vesting feature of our equity grants should further our objective of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executives are aligned with the creation of value for our stockholders. In determining the size of equity grants to our executives, our compensation committee and board of directors have considered comparative share ownership of executives in comparable companies, the amount of equity previously awarded to the executive, our company-level performance, the applicable executive’s performance, the vesting of such awards and the recommendations of management.

We typically make an initial equity award of stock options to new executives in connection with the start of their employment. Grants of equity awards to executives are recommended by our compensation committee and approved by our board of directors and are granted based on the fair market value of our common stock. Prior to the completion of this offering, we will amend our compensation committee charter in order to give the compensation committee authority to approve all equity grants to executives. Historically, the equity awards we have granted to our executives have vested as to 25% of such awards at the end of the first year and in equal quarterly installments over the succeeding three years. This vesting schedule is consistent with the vesting of stock options granted to other employees.

In August 2006, after considering the recommendation of our compensation committee, our board of directors approved new equity awards to reestablish or bolster incentives to retain employees, including executives. In determining the equity awards for each of the executives set forth on the table Grants of Plan-Based Awards in 2006 below, our board of directors took into account comparative share ownership of executives in comparable companies, the amount of equity previously awarded to the executive and the dilutive impact of our series B convertible preferred stock financing, which closed in June 2006. At the discretion of our board of directors (and following the amendment of our compensation committee charter, our compensation committee), we expect to continue to approve new equity awards to our employees, including our executive officers, consistent with our incentive compensation program objectives, and to review the advisability of new equity awards on at least an annual basis.

In 2006, we engaged an independent business valuation firm to assist our board of directors in determining the fair value of our common stock for purposes of equity grants. Valuation reports were prepared by that firm as of December 31, 2005 and May 11, 2006, which concluded that the value of our common stock as of those dates was $0.06 and $0.03, respectively. The valuation data set forth in those reports were considered by our board of directors in the determination of the value of our common stock. Due to the determination by the valuation firm that the value of our common stock as of December 31, 2005 was $0.06 per share, we amended option agreements with thirteen of our employees, including Charles Carter, in order to increase the exercise price of option grants to those individuals made on December 21, 2005 from $0.05 to $0.06 per share. We also made the same amendment to a restricted stock agreement with Dr. Mendlein because, due to administrative delays, the restricted stock award granted to Dr. Mendlein on June 23, 2005 was not documented in a written agreement signed by the parties until March 13, 2006.

We do not have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants to executive officers may be made from time to time in the discretion of our board of directors, but are typically made at regularly scheduled board meetings. We expect that our compensation committee will approve equity awards to executives in a similar manner after the amendment of its charter discussed above.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including medical and dental insurance, life and disability insurance and a 401(k) plan, which is described below under the heading “401(k) Plan”. We also offer other benefits to all full-time employees, including programs for job-related educational assistance. Our executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other full-time employees, except that they are not eligible to participate in our employee referral programs and receive four weeks of paid vacation upon beginning employment with us, whereas non-executive employees receive three weeks.

In particular circumstances, we sometimes award relocation bonuses when executives first join us. Relocation bonuses typically must be repaid if the executive voluntarily terminates employment with us prior to a specified period after the date of hire. Whether a relocation bonus is offered and the amount of the bonus is determined on a case-by-case basis under the specific hiring circumstances. In 2006, we paid a relocation bonus of $94,000 to Eric Furfine in order to assist him with relocation expenses, including real estate brokerage fees, temporary housing and costs associated with transportation and storage of household goods. If Dr. Furfine leaves his employment with us before November 7, 2007, he must repay us the amount of this bonus.

Severance and Change-of-Control Benefits

Our executives are entitled to specified benefits in the event of a change of control of Adnexus or the termination of their employment under specified circumstances, including termination following a change of control of our company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption “Employment Agreements; Potential Payments Upon Termination or Change of Control” below. We believe providing these benefits helps us compete for executive talent and that they are generally in line with severance and change of control packages offered to executives by comparable companies.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table for the year ended December 31, 2006

The following table sets forth information for the year ended December 31, 2006 regarding compensation awarded to, earned by or paid to our chief executive officer, our principal financial officer serving during fiscal year 2006, and our three other most highly compensated executive officers during fiscal year 2006. We refer to these officers as our named executive officers. Martin Freed, our Chief Medical Officer, joined us on June 18, 2007 and therefore is not included in the table.

						Non-Equity
						Incentive
				Stock	Option	Plan	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)(1)	($)(3)	($)	($)

John D. Mendlein, Ph.D.,	2006	318,385	—	13,234 (2)	66,220	124,800	—	522,730
Chief Executive Officer
Charles Carter,(4)	2006	186,708	—	—	4,655	43,240	—	234,603
Vice President, Finance
John B. Edwards,	2006	267,154	—	—	22,705	84,320	—	374,179
Chief Operating Officer
Eric S. Furfine, Ph.D.,	2006	102,173	—	—	6,399	32,152	94,000 (6)	234,724
Senior Vice President, Research and Preclinical Development(5)
Katrine S. Bosley,	2006	176,708	—	—	5,908	64,436	—	247,052
Vice President, Business Development

(1)	Figures shown represent the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2006 in accordance with SFAS 123R, except that (i) such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions and (ii) with respect to Ms. Bosley, Dr. Mendlein and Messrs. Edwards and Carter, the figures shown reflect amounts recognized in 2006 for option awards made prior to 2006 as required by the modified prospective transition method under SFAS 123R. The assumptions used by us with respect to the valuation of option awards are set forth in Note 2 — “Summary of Significant Accounting Policies — Stock-Based Compensation” to our financial statements included elsewhere in this prospectus. Compensation expense was recognized in fiscal year 2006 with respect to the following individual option awards:

			Amount Recognized
			in Fiscal Year 2006
			Under SFAS 123R*
Name	Number of Shares	Grant Date	($)

Katrine S. Bosley	125,000	8/17/2004	1,171
Katrine S. Bosley	1,700,000	8/31/2006	4,532
Katrine S. Bosley	41,840	8/31/2006	205
Charles Carter	125,000	12/21/2005	1,156
Charles Carter	1,300,000	8/31/2006	3,466
Charles Carter	6,750	8/31/2006	33
John B. Edwards	300,000	2/27/2004	2,783
John B. Edwards	400,000	6/23/2005	3,064
John B. Edwards	6,100,000	8/31/2006	16,263
John B. Edwards	121,808	8/31/2006	595
Eric S. Furfine, Ph.D.	3,600,000	8/31/2006	6,399
John D. Mendlein, Ph.D.	1,750,000	6/23/2005	14,745
John D. Mendlein, Ph.D.	19,300,000	8/31/2006	51,456
John D. Mendlein, Ph.D.	3,875	8/31/2006	19

*	Disregards estimate of forfeitures related to service-based vesting conditions.

No option awards were forfeited by the named executive officers during 2006.

(2)	Figure shown represents the dollar amount recognized for financial statement reporting purposes for 1,750,000 shares of restricted stock awarded to Dr. Mendlein on June 23, 2005 with respect to fiscal year 2006 in accordance with SFAS 123R, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The methods and assumptions used by us with respect to the valuation of this restricted award to Dr. Mendlein are set forth in Note 10 — “Redeemable Convertible Preferred Stock and Stockholders’ Deficit — Restricted Stock” to our financial statements included elsewhere in this prospectus.

(3)	Figures shown represent cash incentive bonuses paid in 2007 for services performed during 2006 in accordance with our bonus plan, which is described above under “Executive Compensation — Compensation Discussion and Analysis — Annual Incentive Cash Bonuses.”

(4)	Mr. Carter’s last day of employment with us was June 18, 2007.

(5)	Dr. Furfine’s first day of employment with us was August 7, 2006.

(6)	Represents a relocation bonus paid to Dr. Furfine upon his commencement of employment with us on August 7, 2006 in accordance with the terms of his employment offer letter, in order to assist him with relocation expenses, including real estate brokerage fees, storage and transportation costs and temporary housing costs. If Dr. Furfine leaves his employment with us before November 7, 2007, he must repay us the amount of this bonus.

Grants of Plan-Based Awards during the year ended December 31, 2006

The following table sets forth information for the year ended December 31, 2006 regarding grants of equity compensation in the form of plan-based awards made during fiscal 2006 to our named executive officers.

		Option Awards:
		Number of		Grant Date Fair
		Securities	Exercise or Base	Value of Stock and
		Underlying Options	Price of Option	Option Awards
Name	Grant Date	(1)	Awards ($/Sh)	(2)($)

John D. Mendlein, Ph.D.	8/31/2006	19,300,000	0.03	411,646
	8/31/2006	3,875	0.03	83
Charles Carter	8/31/2006	1,300,000	0.03	27,727	(3)
	8/31/2006	6,750	0.03	144
John B. Edwards	8/31/2006	6,100,000	0.03	130,106
	8/31/2006	121,808	0.03	2,598
Eric S. Furfine, Ph.D.	8/31/2006	3,600,000	0.03	76,784
Katrine S. Bosley	8/31/2006	1,700,000	0.03	36,259
	8/31/2006	41,840	0.03	892

(1)	All option awards shown in this table were granted under our 2002 stock plan.

(2)	For a discussion of the assumptions relating to our valuation of stock option grants, see Note 2 — “Summary of Significant Accounting Policies — Stock-Based Compensation” to our financial statements included elsewhere in this prospectus.

(3)	The amount shown represents the grant date fair value of the option awards granted to Mr. Carter in 2006. On December 21, 2005, our board of directors granted Mr. Carter an option to purchase 125,000 shares of our common stock under our 2002 stock plan at an exercise price of $0.05 per share. In May 2006, an outside business valuation firm conducted a valuation of our common stock as of December 31, 2005 and determined that the fair market value of a share of our common stock as of that date was $0.06. Mr. Carter’s option was accordingly amended to increase the exercise price from $0.05 per share to $0.06 per share, which resulted in an incremental change of $925 to the grant date fair market value of that option award.

The corporate and functional goals that will be used to determine annual cash incentive bonuses for fiscal year 2007 under our 2006 Annual Bonus Plan were approved in 2007. These goals and the methodology for determining fiscal year 2007 cash incentive bonuses under the plan are described above under “Executive Compensation — Compensation Discussion and Analysis — Annual Incentive Cash Bonuses.”

Outstanding Equity Awards at December 31, 2006

The following table sets forth information regarding outstanding equity awards held as of December 31, 2006 by our named executive officers.

							Stock Awards(1)
	Option Awards(1)								Market
	Number of		Number of				Number of		Value of
	Securities		Securities				Shares or		Shares or
	Underlying		Underlying				Units of		Units of
	Unexercised		Unexercised		Option	Option	Stock That		Stock That
	Options		Options		Exercise	Expiration	Have Not		Have Not
Name	Exercisable		Unexercisable		Price ($)	Date	Vested		Vested ($)

John D. Mendlein, Ph.D.	656,250	(2)	1,093,750		0.050	6/23/2015	1,093,750	(3)	36,094	(4)
			3,875	(5)	0.030	8/31/2016
			19,300,000	(6)	0.030	8/31/2016
Charles Carter	31,250	(7)	93,750		0.060	12/21/2015
			6,750	(8)	0.030	8/31/2016
			1,300,000	(9)	0.030	8/31/2016
John B. Edwards	206,250	(10)	93,750		0.075	2/27/2014
	175,000	(11)	225,000		0.050	6/23/2015
			121,808	(5)	0.030	8/31/2016
			6,100,000	(6)	0.030	8/31/2016
Eric S. Furfine, Ph.D.			3,600,000	(12)	0.030	8/31/2016
Katrine S. Bosley	70,310	(13)	54,690		0.075	8/17/2014
			41,840	(5)	0.030	8/31/2016
			1,700,000	(6)	0.030	8/31/2016

(1)	All options and restricted stock awards shown in this table were granted under our 2002 stock plan. The named executive officers listed above are entitled to accelerated vesting of these options and restricted stock awards under the circumstances described below under the heading “Employment Agreements; Potential Payments Upon Termination or Change of Control.”

(2)	The option vested and became exercisable as to 25% of the underlying shares on May 15, 2006 and vests and becomes exercisable as to an additional 6.25% of the underlying shares at the end of each successive three month period through and including May 15, 2009.

(3)	This restricted stock award vested as to 25% of the shares on May 15, 2006 and vests as to an additional 6.25% of the shares at the end of each successive three month period through and including May 15, 2009.

(4)	The fair value of Dr. Mendlein’s unvested restricted shares as of December 31, 2006 was determined by multiplying the number of shares unvested under the award by $0.033, which represents the fair value of the shares of stock issued pursuant to the award as of that date. The methods and assumptions used by us with respect to the valuation of this restricted award to Dr. Mendlein are set forth in Note 10 — “Redeemable Convertible Preferred Stock and Stockholders’ Deficit — Restricted Stock” to our financial statements included elsewhere in this prospectus.

(5)	The option vested and became exercisable as to 25% of the underlying shares on January 1, 2007 and vests and becomes exercisable as to an additional 6.25% of the underlying shares at the end of each successive three month period through and including January 1, 2010.

(6)	The option vested and became exercisable as to 25% of the underlying shares on June 17, 2007 and vests and becomes exercisable as to an additional 6.25% of the underlying shares at the end of each successive three month period through and including June 17, 2010.

(7)	Mr. Carter’s last day of employment with us was June 18, 2007. The option vested and became exercisable as to 25% of the underlying shares on October 3, 2006 and vests as to an additional 6.25% of the underlying shares at the end of each successive three month period thereafter through June 18, 2007. Mr. Carter exercised the option as to 39,062 shares on January 3, 2007. 7,812 shares subject to this option will remain exercisable by Mr. Carter through September 16, 2007. In May 2006, Mr. Carter’s option agreement covering this option was amended to increase the exercise price from $0.05 to $0.06, as further discussed in footnote (3) to the “Grants of Plan-Based Awards” table above.

(8)	The option vested and became exercisable as to 25% of the underlying shares on January 1, 2007 and as to an additional 6.25% of the underlying shares at the end of each successive three month period thereafter. The option was vested as to 2,108 shares on Mr. Carter’s last day of employment with us, June 18, 2007, and will remain exercisable by Mr. Carter through September 16, 2007.

(9)	The option vested and became exercisable as to 25% of the underlying shares on June 17, 2007. The option was vested as to 325,000 shares on Mr. Carter’s last day of employment with us, June 18, 2007, and will remain exercisable by Mr. Carter through September 16, 2007.

(10)	The option vested and became exercisable as to 25% of the underlying shares on February 27, 2005 and vests and becomes exercisable as to an additional 6.25% of the underlying shares at the end of each successive three month period through and including February 27, 2008. Mr. Edwards exercised the option as to 200,000 shares on January 22, 2007 and subsequently transferred them, for no consideration, to a family member.

(11)	The option vested and became exercisable as to 25% of the underlying shares on January 3, 2006 and vests and becomes exercisable as to an additional 6.25% of the underlying shares at the end of each successive three month period through and including January 3, 2009. Mr. Edwards exercised the option as to 70,000 shares on January 22, 2007 and subsequently transferred them, for no consideration, to a family member.

(12)	The option vested and became exercisable as to 25% of the underlying shares on August 7, 2007 and vests and becomes exercisable as to an additional 6.25% of the underlying shares at the end of each successive three month period through and including August 7, 2010.

(13)	The option vested and became exercisable as to 25% of the underlying shares on August 17, 2005 and vests and becomes exercisable as to an additional 6.25% of the underlying shares at the end of each successive three month period through and including August 17, 2008.

Option Exercises and Stock Vested during the year ended December 31, 2006

The following table sets forth information regarding restricted stock awards vested during the year ended December 31, 2006 for our named executive officers. No named executive officers exercised options during 2006.

Stock Awards
	Number of Shares	Value Realized on
Name	Acquired on Vesting	Vesting ($)(1)

John D. Mendlein, Ph.D.	656,250	21,656
Charles Carter	—	—
John B. Edwards	—	—
Eric S. Furfine, Ph.D.	—	—
Katrine S. Bosley	—	—

(1)	The value realized on vesting represents the amount determined by multiplying the number of shares vested by $0.033, the fair value of the underlying shares on the vesting date. The methods and assumptions used by us with respect to the valuation of this restricted stock award to Dr. Mendlein are set forth in Note 10 — “Redeemable Convertible Preferred Stock and Stockholders’ Deficit — Restricted Stock” to our financial statements included elsewhere in this prospectus.

Employment Agreements; Potential Payments Upon Termination or Change of Control

We have executed offer letters with each of our named executive officers that set forth certain terms of their employment with us. Each offer letter provides that the applicable executive officer’s employment with us is on an at-will basis. As a condition to his or her employment, each named executive officer entered into a confidentiality, non-disclosure, non-competition and developments agreement. Under these agreements, each named executive officer has agreed (1) not to compete with us or to solicit our employees for a period of one year after the termination of his or her employment with us and (2) to protect our confidential and proprietary information and to assign intellectual property developed during the course of his or her employment with us.

Our named executive officers are entitled to certain benefits in the event of a change of control of our company, if we terminate their employment without cause or if they leave their employment with us for good reason, as further described below. In the case of our named executive officers other than Dr. Mendlein, these provisions are set forth in severance and change of control agreements with us, and in the case of Dr. Mendlein, these provisions are contained in his employment offer letter. In addition, each of our employees who is party to an incentive stock option agreement with us under our 2002 stock plan, including our named executive officers, is entitled to accelerated vesting with respect to the applicable option in the event of a change of control that is approved by a majority of our board of directors. Each option subject to such acceleration vests as to 25% of the then unvested shares subject to the option upon a change of control.

John Mendlein

Under the terms of our offer letter with Dr. Mendlein, if at any time Dr. Mendlein’s employment is terminated by us without cause or by Dr. Mendlein for good reason, then, provided that Dr. Mendlein executes a binding release of claims in favor of us, he will be entitled to 12 months of post-termination base salary continuation and reimbursement for the expense of continued benefits under our group health and dental plans under COBRA and 25% of his then unvested equity awards will vest on the date of the termination of his employment.

If Dr. Mendlein’s employment is terminated due to his death or disability, 12.5% of his then unvested equity awards as of the date of such event will vest.

In the event of a change of control of our company, 50% of Dr. Mendlein’s then unvested equity awards will vest. In addition, if during the three months prior to or the twelve months following a change of control,

Dr. Mendlein’s employment is terminated without cause or he leaves his employment with us or our successor for good reason, then all of his remaining unvested equity awards will vest.

Dr. Mendlein will have three years following the date of his termination in which to exercise his options that were vested on the date of his termination, regardless of the reason.

We have agreed in Dr. Mendlein’s offer letter that if Adnexus undergoes a change of control prior to the completion of this offering, we will seek approval from our stockholders of the payments proposed to be paid to Dr. Mendlein in connection with the change of control in order to prevent those payments from being characterized as “parachute payments” under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended. If Dr. Mendlein chooses to waive the change of control benefits to which he is entitled under his offer letter in order to avoid tax penalties, if stockholder approval of proposed payments is not obtained, and if his employment is terminated without cause in connection with the change of control, we have agreed that we will enter into a consulting or advisory relationship with Dr. Mendlein following the change of control such that any unvested stock options or restricted shares held by him as of the date of the change of control will continue to vest in accordance with the vesting schedules set forth in the applicable restricted stock or option agreements until all such options and shares have vested.

We have also agreed that following the completion of this offering, we will enter into an agreement with Dr. Mendlein providing that we will make a “gross up” payment to him such that, in the event tax penalties are imposed on him as a result of the provisions of Section 280G and/or 4999 of the Internal Revenue Code, his after-tax payments and benefits shall be equal to what he would have received absent the penalty tax.

Under our offer letter with Dr. Mendlein, “change of control” is defined as the sale of all or substantially all of our capital stock (subject to certain exceptions covering sales of stock for financing purposes) or our assets or business by merger, consolidation, sale of assets or otherwise (other than a transaction in which all or substantially all of the individuals and entities who were beneficial owners of our capital stock immediately prior to such transaction beneficially own more than 50% of the outstanding voting securities of the resulting, surviving or acquiring corporation in such transaction).

Charles Carter

Mr. Carter’s employment with us terminated on June 18, 2007. We entered into a separation agreement with Mr. Carter in connection with his departure. The separation agreement provides that we will pay Mr. Carter an amount equivalent to twelve weeks of his base salary in approximately equal biweekly installments until the earlier of September 10, 2007 or until Mr. Carter secures new employment, as well as fees for career transition support. As of his termination date, Mr. Carter held vested stock options exercisable for a total of 334,920 shares of our common stock, and will have until September 16, 2007 to exercise these options.

Other Named Executive Officers

If the employment of a named executive officer other than Dr. Mendlein or Mr. Carter is terminated without cause or for good reason, he or she will be entitled to six months of post-termination salary continuation and reimbursement for the expense of continued benefits under our group health and dental plans under COBRA, provided that such officer executes a binding release of claims in our favor. If the executive is terminated without cause or leaves his or her employment with us for good reason during the twelve months following a change of control, then all of the executive’s remaining unvested equity awards will vest.

Under our severance and change of control agreements with our named executive officers, “change in control” means the occurrence of any one of the following events:

•	Any person or entity who is not the beneficial owner of more than nineteen and nine-tenths percent (19.9%) of our outstanding equity securities on a fully diluted basis on the date of the relevant agreement, or an affiliate of such party on that date, becomes, alone or together with such person’s affiliates, a beneficial owner of more than fifty percent (50%) of our outstanding equity securities; or

•	In a single transaction, the consummation of a merger, consolidation or share exchange involving us, or the sale of all or substantially all of our assets, unless our stockholders immediately prior to the transaction own fifty percent (50%) or more of the outstanding equity securities of the continuing entity immediately following such transaction.

The following table describes the potential payments and benefits upon a termination without cause of, or resignation for good reason by, each of our named executive officers as if their employment terminated as of December 31, 2006:

Potential Payments and Benefits Upon Termination Without Cause or For Good Reason

	Salary		Estimated Total
	Continuation	Benefits	Value of Equity		Total Termination
Name	($)	Continuation ($)	Acceleration ($)		Benefits ($)(2)

John D. Mendlein, Ph.D.	320,000	6,657	9,023	(1)	335,680
John B. Edwards	136,000	8,838	N/A		144,838
Eric S. Furfine, Ph.D.	126,500	3,329	N/A		129,829
Katrine S. Bosley	89,000	3,329	N/A		92,329

(1)	Reflects 25% acceleration of unvested options and restricted stock held by Dr. Mendlein as of December 31, 2006. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $0.03, the fair value of our common stock as of December 31, 2006 as determined by our board of directors, and then deducting the aggregate exercise price for the options. The value of unvested shares of Dr. Mendlein’s restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $0.033. The methods and assumptions used by us with respect to the valuation of Dr. Mendlein’s restricted stock award are set forth in Note 10 — “Redeemable Convertible Preferred Stock and Stockholders’ Deficit — Restricted Stock” to our financial statements included elsewhere in this prospectus.

(2)	Figures are calculated based upon base salary, health and dental insurance premiums and equity holdings as of December 31, 2006.

The following table describes the potential payments and benefits upon a termination due to death or disability (excluding payouts under company-sponsored insurance plans that are available to all salaried employees on the same terms) for each of our named executive officers as if their employment was terminated as of December 31, 2006:

Potential Payments and Benefits Upon Termination Due to Death or Disability

Estimated Total Value
	of Equity		Total Termination
Name	Acceleration ($)		Benefits ($)

John D. Mendlein, Ph.D.	4,512	(1)	4,512
John B. Edwards	N/A		N/A
Eric S. Furfine, Ph.D.	N/A		N/A
Katrine S. Bosley	N/A		N/A

(1)	Reflects 12.5% acceleration of unvested options and restricted stock held by Dr. Mendlein as of December 31, 2006. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $0.03, the fair market value of our common stock as of December 31, 2006 as determined by our board of directors, and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $0.033.

The following table describes the potential payments and benefits to each of our named executive officers upon a change in change of control as if the change of control had occurred on December 31, 2006:

Potential Payments and Benefits Upon a Change of Control

	Estimated Total Value
	of Equity		Total Change of
Name	Acceleration ($)		Control Benefits ($)

John D. Mendlein, Ph.D.	18,047	(1)	18,047	(2)
John B. Edwards	N/A	(3)	N/A
Eric S. Furfine, Ph.D.	N/A	(3)	N/A
Katrine S. Bosley	N/A	(3)	N/A

(1)	Reflects 50% acceleration of unvested options and restricted stock held as of December 31, 2006 in the case of Dr. Mendlein and 25% of unvested options held as of December 31, 2006 in the case of the other named executive officers. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $0.03, the fair market value of our common stock as of December 31, 2006 as determined by our board of directors, and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $0.033.

(2)	This table does not reflect the value of any tax gross-up payments that may be made to Dr. Mendlein under certain circumstances in connection with a change of control. See “Employment Agreements; Potential Payments Upon Termination or Change of Control — John Mendlein.”

(3)	The value of unvested options held as of December 31, 2006 by Mr. Edwards, Dr. Furfine and Ms. Bosley is zero because the total exercise price for each such option was greater than $0.03 multiplied by the number of shares underlying each option.

The following table describes the potential additional payments and benefits upon an termination without cause of, or resignation for good reason by, each of our named executive officers within a specified period before or after a change of control, as if the change of control occurred and their employment was terminated on December 31, 2006:

Potential Additional Payments and Benefits Upon Termination Following a Change of Control

			Estimated Total
			Value of Equity		Total Additional
	Salary Continuation	Benefits	Acceleration (1)		Termination
Name	($)	Continuation ($)	($)		Benefits ($)(2)

John D. Mendlein, Ph.D.(4)	320,000	6,657	36,094		362,751	(3)
John B. Edwards(5)	136,000	8,838	N/A	(6)	144,838
Eric S. Furfine, Ph.D.(5)	126,500	3,329	N/A	(6)	129,829
Katrine S. Bosley(5)	89,000	3,329	N/A	(6)	92,329

(1)	Reflects full acceleration of unvested options (in addition to any acceleration that occurs upon a change of control without regard to termination or resignation of the applicable executive, as shown in the immediately preceding table above) and, in the case of Dr. Mendlein, shares of unvested restricted stock, in each case held as of December 31, 2006. The value of unvested options was calculated by multiplying the number of shares underlying unvested options by $0.03 the fair value of our common stock as of December 31, 2006 as determined by our board of directors, and then deducting the aggregate exercise price for the options. The value of unvested shares of restricted stock was calculated by multiplying the number of shares of unvested restricted stock by $0.033.

(2)	Figures were calculated based upon base salary, health and dental premiums and equity holdings as of December 31, 2006.

(3)	This table does not reflect the value of any tax gross-up payments that may be made to Dr. Mendlein under certain circumstances in connection with a change of control. See “Employment Agreements; Potential Payments Upon Termination or Change of Control — John Mendlein.”

(4)	Dr. Mendlein is entitled to the payments and benefits shown in the table above if his employment is terminated without cause, or if he leaves the company for good reason, within three months before or twelve months after a change of control.

(5)	Mr. Edwards, Dr. Furfine and Ms. Bosley are entitled to the payments and benefits shown in the table above if their employment is terminated without cause, or if they leave the company for good reason, within twelve months after a change of control.

(6)	The value of unvested options held as of December 31, 2006 by Mr. Edwards, Dr. Furfine and Ms. Bosley is zero because the total exercise price for each such option was greater than $0.03 multiplied by the number of shares underlying each option.

Stock Option and Other Compensation Plans

2002 Stock Incentive Plan

Our 2002 stock plan was originally adopted by our board of directors and approved by our stockholders in October 2002. A maximum of 103,533,435 shares of common stock are currently authorized for issuance under the 2002 stock plan.

The 2002 stock plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2002 stock plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2002 stock plan, our board of directors, or a committee or subcommittee appointed by our board of directors, administers the 2002 stock plan and, subject to any limitations in the 2002 stock plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2002 stock plan, in the event of a proposed liquidation or dissolution of our company, our board of directors will provide that all unexercised options will become exercisable in full at least 10 business days prior to the liquidation or dissolution and will terminate upon the liquidation or dissolution, except to the extent exercised before such date. Our board may specify the effect of a liquidation or dissolution on any restricted stock award or other award granted under the 2002 stock plan at the time of the grant of the award.

In the event of a merger or consolidation with or into another entity as a result of which all of our common stock is converted into the right to receive cash, securities or other property, or any exchange of all of our common stock for cash, securities or other property pursuant to a statutory share exchange transaction, our board of directors will provide that all of our outstanding options will be assumed or equivalent options will be substituted by the successor corporation. If the acquirer does not agree to assume, or substitute for, the options, then our board will provide that all unexercised options will become exercisable in full prior to completion of the reorganization event, and will terminate if not exercised prior to such time. To the extent that all or part of an option becomes exercisable solely for this reason, all or part of the shares issued upon exercise of that option will be subject to a lapsing right of repurchase by us or the acquirer in accordance with the option’s original terms. If under the terms of the reorganization event holders of our common stock receive cash for their shares, our board may instead provide for a cash-out of the value of any outstanding options less the applicable exercise price. In addition, if a merger or other reorganization event occurs, our repurchase and other rights with respect to shares of restricted stock will inure to the benefit of our successor and will apply equally to the cash, securities or other property into which our common stock is then converted.

Our standard form of incentive stock option agreement under the 2002 stock plan provides that upon the occurrence of a change of control, the vesting of the applicable option will be accelerated in part such so that the option will become exercisable for an additional number of shares equal to 25% of the then unvested shares subject to the option.

As of August 13, 2007, there were options to purchase 81,564,370 shares of common stock outstanding under the 2002 stock plan at a weighted average exercise price of $0.074 per share, 1,157,370 shares of common stock had been issued pursuant to the exercise of options granted under the 2002 stock plan and 2,787,500 shares of common stock (net of forfeitures) had been issued pursuant to restricted stock awards granted under the plan. After the effective date of the 2007 stock plan described below, we will grant no further stock options or other awards under the 2002 stock plan. However, any shares of common stock reserved for issuance under the 2002 stock plan that remain available for issuance and any shares of common stock subject to awards under the 2002 stock plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us will be added to the number of shares available under the 2007 stock plan up to a specified number of shares.

2007 Stock Incentive Plan

Our 2007 stock plan, which will become effective on the date that the registration statement for this offering is declared effective, was adopted by our board of directors on          , 2007 and approved by our stockholders on          , 2007. The 2007 stock plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of common stock that will be reserved for issuance under the 2007 stock plan will be the sum of           shares plus the number of shares of common stock then available for issuance under the 2002 stock plan and the number of shares of common stock subject to awards granted under the 2002 stock plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, up to a maximum of           shares.

In addition, our 2007 stock plan contains an “evergreen” provision that allows for an annual increase in the number of shares available for issuance under our 2007 stock plan on the first day of each fiscal year beginning in fiscal year 20   and ending on the second day of fiscal year 20  . The annual increase in the number of shares shall be equal to the lowest of:

•	shares;

•	% of the aggregate number of shares of common stock outstanding on the first day of the fiscal year; and

•	an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2007 stock plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is      per calendar year.

In accordance with the terms of the 2007 stock plan, our board of directors has authorized our compensation committee to administer the 2007 stock plan. Pursuant to the terms of the 2007 stock plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the 2007 stock plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or any other type of reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to our 2007 stock plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2007 stock plan after          , 20  . Our board of directors may amend, suspend or terminate the 2007 stock plan at any time, except that in some instances stockholder approval will be required to comply with applicable law or stock market requirements.

Employee Stock Purchase Plan

Our 2007 employee stock purchase plan, which we refer to as the purchase plan, was adopted by our board of directors in           2007 and approved by our stockholders in          , 2007 and will become effective following the completion of this offering. We have reserved a total of           shares of our common stock for issuance to participating employees under the purchase plan.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who have been employed by us for at least six months prior to enrolling in the purchase plan, who are employees on the first day of the purchase plan period, and whose customary employment is for more than [20] hours a week and for more than [eight] months in any calendar year, will be eligible to participate in the purchase plan. Employees who would, immediately after being granted an option to purchase shares under the purchase plan, own 5% or more of the total combined voting power or value of our common stock will not be eligible to participate in the purchase plan.

We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each of           and          , or the first business day thereafter, provided that our first offering commencement date will begin on          , 2008. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of the common stock at the end of the purchase plan period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to 15% of his or her compensation to be deducted by us during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price shall be determined by our board of directors or a committee appointed by our board of directors to administer the purchase plan, based on the lesser of the closing price of the common stock on the first business day of the plan period or the exercise date, as defined in the plan, or shall be based solely on the closing price of the common stock on the exercise date, provided that the option exercise price shall be at least 85% of the applicable closing price. In the absence of a determination by our board of directors or the committee, the option exercise price will be the 85% of the lesser of the closing price of the common stock on (i) the first business day of the offering period or (ii) the exercise date.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan will terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows for matching contributions to be made by us and, in 2007, we intend to match 50% of employee contributions of the first 6% of their eligible compensation. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements

As permitted by Delaware law, we have adopted provisions in our certificate of incorporation and by-laws that become effective upon the closing of this offering that limit or eliminate the personal liability of our directors. Our certificate of incorporation and by-laws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the directors’ duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which a director derives an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limitation of liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation and by-laws also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation and by-laws are not exclusive.

In addition to the indemnification provided for in our certificate of incorporation and by-laws, prior to completion of this offering we intend to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2004, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our common stock, on an as converted basis, and affiliates of our directors, executive officers and 5% stockholders.

Preferred Stock Issuances

Issuance of Series B Convertible Preferred Stock

On June 14, 2006 and February 28, 2007, we sold an aggregate of 336,952,459 shares of Series B Convertible Preferred Stock at a price per share of $0.08013 for an aggregate purchase price of $27,000,000.51. All shares of our Series B Convertible Preferred Stock will automatically convert into 336,952,459 shares of our common stock upon completion of this offering. All of the 336,952,459 shares of Series B Convertible Preferred Stock issued were sold to the following holders of more than five percent of our voting securities:

	Shares of
	Series B
	Convertible
Name	Preferred Stock	Purchase Price

Entities affiliated with Atlas Venture(1)	72,798,369	$5,833,333.32
Entities affiliated with Polaris Venture Partners(2)	72,798,369	5,833,333.32
Entities affiliated with Flagship Ventures(3)	72,798,369	5,833,333.27
Entities affiliated with Venrock Associates(4)	118,557,352	9,500,000.60

Total	336,952,459	$27,000,000.51

(1)	Consists of 383,149 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P., 23,017,840 shares held by Atlas Venture Fund V, L.P., 5,718,359 shares held by Atlas Venture Parallel Fund V-A, C.V., 41,643,048 shares held by Atlas Venture Fund VI, L.P., 762,506 shares held by Atlas Venture Fund VI GmbH& Co. KG, and 1,273,467 shares held by Atlas Venture Entrepreneurs’ Fund VI, L.P.

(2)	Consists of 71,458,735 shares held by Polaris Venture Partners IV, L.P. and 1,339,634 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P.

(3)	Consists of 8,401,845 shares held by NewcoGen Equity Investors LLC, 1,750,279 shares held by NewcoGen PE LLC, 1,645,575 shares held by NewcoGen Elan, LLC, 340,072 shares held by ST Newcogen LLC, 341,944 shares held by NewcoGen-Long Reign Holding LLC, 56,880,493 shares held by Applied Genomic Technology Capital Fund, L.P. and 3,438,161 shares held by AGTC Advisors Fund, L.P.

(4)	Consists of 96,505,684 shares held by Venrock Associates IV, L.P., 19,680,521 shares held by Venrock Partners L.P. and 2,371,147 shares held by Venrock Entrepreneurs Fund IV, L.P.

Issuances of Series C Convertible Preferred Stock

In July and August 2007, we sold an aggregate of 79,550,830 shares of Series C Convertible Preferred Stock at a price per share of $0.20 for an aggregate purchase price of $15,910,166. All shares of our Series C Convertible Preferred Stock will be automatically converted into 79,550,830 shares of our common stock upon completion of this offering. Of the 79,550,830 shares of Series C Convertible Preferred Stock issued, 78,500,000 were sold to the following directors and holders of more than five percent of our voting securities:

	Shares of Series C
	Convertible
Name	Preferred Stock	Purchase Price

Entities affiliated with Atlas Venture(1)	9,375,000	$1,875,000.00
Entities affiliated with Polaris Venture Partners(2)	9,375,000	1,875,000.00
Entities affiliated with Flagship Ventures(3)	9,375,000	1,875,000.00
Entities affiliated with Venrock Associates(4)	9,375,000	1,875,000.00
HBM BioVentures (Cayman) Ltd.	37,500,000	7,500,000.00
Frank D. Lee, Ph.D.	2,500,000	500,000.00
Timothy J. Rink, M.D.(5)	1,000,000	200,000.00

Total	78,500,000	$15,700,000.00

(1)	Consists of 49,342 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P., 2,964,246 shares held by Atlas Venture Fund V, L.P., 736,412 shares held by Atlas Venture Parallel Fund V-A, C.V., 5,362,806 shares held by Atlas Venture Fund VI, L.P., 98,196 shares held by Atlas Venture Fund VI GmbH & Co., KG and 163,998 shares held by Atlas Venture Entrepreneurs’ Fund VI, L.P.

(2)	Consists of 9,202,481 shares held by Polaris Venture Partners IV, L.P. and 172,519 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P.

(3)	Consists of 7,325,085 shares held by Applied Genomic Technology Capital Fund, L.P., 442,765 shares held by AGTC Advisors Fund, L.P., 803,575 shares held by NewcoGen-PE LLC, and 803,575 shares held by NewcoGen-Elan LLC.

(4)	Consists of 7,631,250 shares held by Venrock Associates IV, L.P., 1,556,250 shares held by Venrock Partners, L.P. and 187,500 shares held by Venrock Entrepreneurs Fund IV, L.P.

(5)	Consists of shares held by Trink Inc., which is wholly-owned by the Rink Riviera Trust, of which Dr. Rink is one of several beneficiaries.

Bridge Financings

Issuance of Convertible Promissory Notes

In July 2004, we sold convertible promissory notes for an aggregate purchase price of $3,999,999.33. The convertible promissory notes accrued interest at a rate of 6% per annum and had a maturity date of March 31, 2005. In December 2004, the convertible notes, along with accrued but unpaid interest, converted into an aggregate of 8,191,999 shares of our Series A Convertible Preferred Stock at a conversion price of $0.50 per share as part of an additional closing of our Series A Convertible Preferred Stock financing round.

The following table summarizes the participation in the July 2004 bridge financing by a director and holders of more than five percent of our voting securities:

	Series A Convertible
	Preferred Shares	Aggregate
	Issued Upon	Consideration Paid
Name	Conversion of Notes	(4)

Entities affiliated with Atlas Venture(1)	2,389,334	$1,166,666.66
Entities affiliated with Polaris Venture Partners(2)	2,389,333	1,166,666.67
Entities affiliated with Flagship Ventures(3)	2,389,332	1,166,666.00
Frank D. Lee, Ph.D.	1,024,000	500,000.00

Total	8,191,999	$3,999,999.33

(1)	Consists of $6,140.35 paid by Atlas Venture Entrepreneurs’ Fund V, L.P., $368,883.90 paid by Atlas Venture Fund V, L.P., $45,821.21 paid by Atlas Venture Parallel Fund V-A, C.V., $667,371.48 paid by Atlas Venture Fund VI, L.P., $12,219.92 paid by Atlas Venture Fund VI-GmbH & Co. KG and $20,408.59 paid by Atlas Venture Entrepreneurs’ Fund VI, L.P.

(2)	Consists of $1,146,434.34 paid by Polaris Venture Partners IV, L.P. and $20,232.33 paid by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P.

(3)	Consists of $733,444 paid by Applied Genomic Technology Capital Fund, L.P., $44,333 paid by AGTC Advisors Fund, L.P., $261,852 paid by NewcoGen Equity Investors LLC, $51,333 paid by NewcoGen Elan LLC, $54,444 paid by NewcoGen PE LLC and $10,630 paid by each of ST NewcoGen and NewcoGen Long Reign Holding LLC.

(4)	Figure represents principal amount of the convertible notes sold and does not include accrued interest.

In December 2005 and March 2006, we sold convertible promissory notes for an aggregate purchase price of $4,000,000.68. The convertible promissory notes accrued interest at a rate of 8% per annum and had a maturity date of June 30, 2006. In May 2006, we sold convertible promissory notes for an aggregate purchase price of $1,500,000 which accrued interest at a rate of 8% per annum and had a maturity date of September 30, 2006, and amended the December and March notes to, among other things, extend their maturity date to September 30, 2006. On June 14, 2006, the December, March and May, convertible notes, along with accrued but unpaid interest, converted into shares of our share of Series B Convertible Preferred Stock at a conversion price of $0.08013 per share in connection with the first closing of our Series B Convertible Preferred Stock financing described above.

The following table summarizes the participation in the 2005-2006 bridge financing by holders of more than five percent of our voting securities:

	Series B Convertible
	Preferred Shares	Aggregate
	Issued Upon	Consideration Paid
Name	Conversion of Notes	(4)

Entities affiliated with Atlas Venture(1)	23,401,470	$1,833,333.34
Entities affiliated with Polaris Venture Partners(2)	23,401,471	1,833,333.34
Entities affiliated with Flagship Ventures(3)	23,401,479	1,833,334.00

Total	70,204,420	$5,500,000.68

(1)	Consists of $9,650 paid by Atlas Venture Entrepreneurs’ Fund V, L.P., $579,674.34 paid by Atlas Venture Fund V, L.P., $144,009 paid by Atlas Venture Parallel Fund V-A, C.V., $1,048,726 paid by Atlas Venture Fund VI, L.P., $19,203 paid by Atlas Venture Fund VI-GmbH & Co. KG and $32,071 paid by Atlas Venture Entrepreneurs’ Fund VI, L.P.

(2)	Consists of $1,799,589.80 paid by Polaris Venture Partners IV, L.P. and $33,743.54 paid by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P.

(3)	Consists of $1,728,834 paid by Applied Genomic Technology Capital Fund, L.P. and $104,500 paid by AGTC Advisors Fund, L.P.

(4)	Figure represents principal amount of the convertible notes sold and does not include accrued interest.

Loans to Executive Officer

On March 13, 2006, we issued and sold 1,750,000 shares of restricted common stock to Dr. Mendlein at a price of $0.05 per share in accordance with the terms of a restricted stock purchase agreement between us and Dr. Mendlein. This award of restricted stock to Dr. Mendlein was approved by our board of directors on June 23, 2005. Dr. Mendlein paid the par value of the shares, or $1,750, to us in cash and borrowed the remainder of the purchase price, or $85,750, from us pursuant to a secured promissory note dated March 13,

2006. Interest accrued on the principal amount of the note at a rate of 4.01% per year, calculated on the basis of a year of 365 days for the actual number of days elapsed, and was payable along with the principal upon maturity of the note. The note was to mature on the earliest to occur of: five days prior to an acquisition of Adnexus by an acquirer that is publicly traded, if Dr. Mendlein were to be a director or executive officer of that acquirer; five days prior to the filing of a registration statement with the Securities and Exchange Commission, if Dr. Mendlein were to be a director or executive officer of Adnexus upon that filing; or immediately prior to Dr. Mendlein becoming a director or officer of Adnexus or a successor entity if Adnexus or that entity, as applicable, were publicly traded at that time. The note was secured in accordance with the terms of a collateral assignment and pledge agreement between Dr. Mendlein and us by the 1,750,000 shares purchased by Dr. Mendlein under the restricted stock agreement, certain dividends or distributions made with respect to such shares, and any additional shares issued in substitution or exchange for such shares.

In May 2006, an independent business valuation firm conducted a valuation of our common stock as of December 31, 2005, which determined that the value of a share of our common stock was $0.06 as of that date. We consequently amended Dr. Mendlein’s restricted stock purchase agreement to provide that the purchase price of the 1,750,000 shares issued thereunder was $0.06 per share rather than $0.05, which resulted in Dr. Mendlein owing us an additional $17,500 in payment for the shares. Dr. Mendlein borrowed this additional amount from us pursuant to a secured promissory note dated May 23, 2006. The material terms of the May note (other than the original principal amount) and the accompanying collateral assignment and pledge agreement between us and Dr. Mendlein were the same as the terms of the March note and pledge agreement.

The largest aggregate amount of principal outstanding under the two notes described above since January 1, 2004 was $103,250. Dr. Mendlein paid the full outstanding principal and accrued interest due under the note, or $109,080.49, on August 9, 2007.

Registration Rights

The holders of 584,380,294 shares of common stock and the holders of options or warrants to purchase 4,523,433 shares of our common stock, in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon completion of this offering, have rights to require us to file registration statements under the Securities Act of 1933, as amended, or the Securities Act, or to include their shares in registration statements that we may file in the future for ourselves or other stockholders. These rights are provided under the terms of an investor rights agreement between us and these holders. These holders include the following directors and holders of more than five percent of our voting securities and their affiliates:

Number of
Shares Having
Name	Registration Rights

Entities affiliated with Atlas Venture(1)	134,401,803
Entities affiliated with Polaris Venture Partners(2)	134,401,813
Entities affiliated with Flagship Ventures(3)	134,401,800
Entities affiliated with Venrock Associates(4)	127,932,352
HBM BioVentures (Cayman) Ltd.	37,500,000
L. Patrick Gage, Ph.D.(5)	2,934,716
Frank D. Lee, Ph.D.(6)	7,024,503
Timothy J. Rink, M.D.(7)	1,000,000

Total	579,596,987

(1)	Consists of 707,377 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P., 2,351,102 shares held by Atlas Venture Entrepreneurs’ Fund VI, L.P., 42,495,995 shares held by Atlas Venture Fund V, L.P.,

1,407,750 shares held by Atlas Venture Fund VI GmbH & Co. KG, 76,882,231 shares held by Atlas Venture Fund VI, L.P. and 10,557,348 shares held by Atlas Venture Parallel Fund V-A, C.V.

(2)	Consists of 131,953,113 shares held by Polaris Venture Partners IV, L.P. and 2,448,700 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P.

(3)	Consists of 2,834,725 shares held NewcoGen Group LLC, 19,269,819 shares held by NewcoGen Equity Investors LLC, 4,977,387 shares held by NewcoGen PE LLC, 4,782,602 shares held by NewcoGen Elan, LLC, 1,180,723 shares held by ST Newcogen LLC, 1,182,956 shares held by NewcoGen-Long Reign Holding LLC, 94,463,696 shares held by Applied Genomic Technology Capital Fund, L.P. and 5,709,892 shares held by AGTC Advisors Fund, L.P.

(4)	Consists of 104,136,934 shares held by Venrock Associates IV, L.P., 21,236,771 shares held by Venrock Partners, L.P. and 2,558,647 shares held by Venrock Entrepreneurs Fund IV, L.P.

(5)	Includes 2,584,716 shares issuable upon exercise of stock options.

(6)	Includes 625,000 shares issuable upon exercise of stock options.

(7)	Consists of shares held by Trink Inc., which is wholly-owned by the Rink Riviera Trust, of which Dr. Rink is one of several beneficiaries.

The holders of registration rights in connection with this offering have waived their right to participate in this offering.

Founding and Organization

Our co-founders and directors Drs. Lee and Afeyan were appointed as our two initial directors upon our incorporation in September 2002 and were elected as our President and Chief Executive Officer and Treasurer, respectively, in October 2002. Also in October 2002, we issued and sold 2,000,000 shares of our common stock at a price of $0.005 per share to each of Dr. Lee and NewcoGen Group LLC. NewcoGen Group LLC is affiliated with Flagship Ventures, of which Dr. Afeyan is a founder, Managing Director and CEO. In addition, we entered into an assignment and license agreement with engeneOS, Inc. whereby engeneOS assigned and licensed certain technology to us and entered into cross-licensing arrangements with us. We issued 500,000 shares of our common stock to engeneOS in exchange for the licensed and assigned technology. At the time of this transaction, Dr. Lee and funds affiliated with Flagship Ventures held shares of engeneOS capital stock, Dr. Afeyan was a director and officer of engeneOS, and Dr. Lee was a director and President and CEO of engeneOS. Dr. Lee resigned from his position as President and CEO of engeneOS in October 2002. Dr. Afeyan remains a director and officer of engeneOS.

Stock Option Grants

We have granted options to purchase shares of our common stock to our executive officers and directors. See “Management — Director Compensation” for the year ended December 31, 2006 on page 87 and “Management — Executive Compensation” beginning on page 89.

Other Considerations

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

•	approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

•	on terms no less favorable to us than those that we believe could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of August 13, 2007, by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules set forth by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after August 13, 2007. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 591,546,414 shares outstanding as of August 13, 2007, assuming the conversion of all of the outstanding convertible preferred stock. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Adnexus Therapeutics, Inc., 100 Beaver Street, Waltham, Massachusetts 02453.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 13, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned		Shares Beneficially Owned
Name and Address of Beneficial	Prior to Offering		After Offering
Owner	Number	Percentage	Number	Percentage

5% Stockholders
Entities affiliated with Flagship Ventures(1)	136,401,800	23.1%
Entities affiliated with Atlas Venture(2)	134,401,803	22.7%
Entities affiliated with Polaris Venture Partners(3)	134,401,813	22.7%
Entities affiliated with Venrock Associates(4)	127,932,352	21.6%
HBM BioVentures (Cayman) Ltd.	37,500,000	6.3%
Directors and Executive Officers
Noubar B. Afeyan, Ph.D.(5)	136,401,800	23.1%
Jean-Francois Formela, M.D.(6)	134,401,803	22.7%
L. Patrick Gage, Ph.D.(7)	1,033,917	*
Anders D. Hove, M.D.(8)	127,932,352	21.6%
Frank D. Lee, Ph.D.(9)	8,087,003	1.4%
Amir Nashat, Ph.D.(10)	134,401,813	22.7%
Timothy J. Rink, M.D.(11)	1,000,000	*
Katrine S. Bosley(12)	643,301	*
Charles Carter(13)	373,982	*
John B. Edwards(14)	2,227,041	*
Eric S. Furfine, Ph.D.(15)	900,000	*
John D. Mendlein, Ph.D.(16)	8,767,319	1.5%
All executive officers and directors as a group (13 persons)(17)	556,170,331	92.08%

*	Represents less than 1% of the outstanding shares.

(1)	Consists of 94,463,696 shares held by Applied Genomic Technology Capital Fund, L.P., 5,709,892 shares held by AGTC Advisors Fund, L.P., 19,269,819 shares held by NewcoGen Equity Investors LLC, 4,834,725 shares held by NewcoGen Group LLC, 4,977,387 shares held by NewcoGen-PE LLC, 4,782,602 shares held by NewcoGen-Elan LLC, 1,182,956 shares held by NewcoGen-Long Reign Holding LLC and 1,180,723 shares held by ST NewcoGen LLC. NewcoGen Group, Inc. is the manager of each of the NewcoGen funds listed above and the general partner of AGTC Partners, L.P., which is the general partner of Applied Genomic Technology Capital Fund, L.P. and AGTC Advisors Fund, L.P. NewcoGen Group, Inc. is a wholly owned subsidiary of Flagship Ventures Management, Inc. Noubar B. Afeyan Ph.D., one of our directors, is a director of Flagship Ventures Management, Inc. and, as a result, may be deemed to share voting and investment power with respect to all shares held by the NewcoGen funds, Applied Genomic Technology Capital Fund, L.P. and AGTC Advisors Fund, L.P. The address of the entities affiliated with Flagship Ventures is One Memorial Drive, 7th Floor, Cambridge, MA 02142.

(2)	Consists of 76,882,231 shares held by Atlas Venture Fund VI, L.P., 42,495,995 shares held by Atlas Venture Fund V, L.P., 10,557,348 shares held by Atlas Venture Parallel Fund V-A, C.V., 2,351,102 shares held by Atlas Venture Entrepreneurs’ Fund VI, L.P., 1,407,750 shares held by Atlas Venture Fund VI GmbH & Co. KG and 707,377 shares held by Atlas Venture Entrepreneurs’ Fund V, L.P. As general partner or managing limited partner, as the case may be, of certain of these funds, and by virtue of the relationship of these funds as affiliated limited partnerships, each of Atlas Venture Associates V, L.P. and Atlas Venture Associates VI, L.P. may also be deemed to beneficially own these shares. As the general partner of Atlas Venture Associates V, L.P. and Atlas Venture Associates VI, L.P., respectively, Atlas Venture Associates V, Inc. and Atlas Venture Associates VI, Inc. may also be deemed to beneficially own these shares. In their capacities as directors of Atlas Venture Associates V, Inc. and Atlas Venture Associates VI, Inc., each of

Jean-Francois Formela, M.D., Christopher Spray and Axel Bichara may also be deemed to beneficially own these shares. Dr. Formela, Mr. Spray and Mr. Bichara each disclaim beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein. The address of the entities affiliated with Atlas Venture is 890 Winter Street, Suite 320, Waltham, MA 02451.

(3)	Consists of 131,953,113 shares held by Polaris Venture Partners IV, L.P. and 2,448,700 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. Amir Nashat, Ph.D., one of our directors, has an assignee interest in Polaris Venture Management Co., IV, LLC, the general partner of Polaris Venture Partners IV, L.P. and Polaris Venture Partners Entrepreneurs Fund IV, L.P. As a result, Dr. Nashat may be deemed to have shared voting and investment power over the shares held by Polaris Venture Partners IV, L.P. and Polaris Venture Partners Entrepreneurs Fund IV, L.P. Dr. Nashat disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein. The address of the entities affiliated with Polaris Venture Partners is 1000 Winter Street, Waltham, MA 02451.

(4)	Consists of 104,136,934 shares held by Venrock Associates IV, L.P., 2,558,647 shares held by Venrock Entrepreneurs Fund IV, L.P., and 21,236,771 shares held by Venrock Partners, L.P. Anders D. Hove, M.D., one of our directors, is a Member of each of Venrock Management IV, LLC, Venrock Partners Management LLC and VEF Management IV, LLC, the general partners of Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P., respectively. As a result, Dr. Hove may be deemed to have shared voting and investment power over the shares held by Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P. Dr. Hove disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interest therein. The address of the entities affiliated with Venrock Associates is 2494 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(5)	Consists of shares described in Note (1) above.

(6)	Consists of shares described in Note (2) above.

(7)	Includes 683,917 shares issuable to Dr. Gage upon exercise of stock options.

(8)	Consists of shares described in Note (4) above.

(9)	Includes 1,062,500 shares issued in the name of Rinconada LLC, of which Dr. Lee is a managing member and 625,000 shares issuable to Dr. Lee upon exercise of stock options.

(10)	Consists of shares described in Note (3) above.

(11)	Consists of shares held by Trink Inc., which is wholly-owned by the Rink Riviera Trust of which Dr. Rink is one of several beneficiaries. Dr. Rink has shared voting and investment power over shares held by Trink Inc.

(12)	Consists of 643,301 shares issuable to Ms. Bosley upon exercise of stock options.

(13)	Includes 334,920 shares issuable to Mr. Carter upon exercise of stock options. Mr. Carter’s last day of employment with us was June 18, 2007 and he may exercise his options until September 16, 2007.

(14)	Consists of 2,227,041 shares issuable to Mr. Edwards upon exercise of stock options.

(15)	Consists of 900,000 shares issuable to Dr. Furfine upon exercise of stock options.

(16)	Includes 875,000 restricted shares held by Dr. Mendlein that are unvested as of August 13, 2007 and 7,017,319 shares issuable to Dr. Mendlein upon exercise of stock options.

(17)	Includes 12,431,498 shares issuable upon exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.001 per share, and           shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon completion of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of August 13, 2007, there were 591,546,414 shares our common stock outstanding, held of record by 55 stockholders, assuming the conversion of all outstanding shares of preferred stock.

The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of August 13, 2007, we had outstanding warrants to purchase 54,000 shares of our common stock at an exercise price of $0.75 per share and a total of 375,000 shares of our Series A Convertible Preferred Stock at a weighted average exercise price of $0.50 per share. Upon the closing of this offering, these warrants will become exercisable for a total of 1,138,717 shares of common stock at a weighted average exercise price of $0.20 per share. The holders of these warrants have registration rights that are outlined below under the heading “Registration Rights.”

Options

As of August 13, 2007, options to purchase 81,564,370 shares of common stock at a weighted average exercise price of $0.074 per share were outstanding.

Registration Rights

We have entered into a second amended and restated investor rights agreement with certain holders of our preferred stock, certain of our founders and advisors and two holders of warrants to purchase shares of our stock. After the completion of this offering, holders of a total of 588,903,727 shares of our common stock, including shares of common stock underlying outstanding options and warrants, will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of the terms of the second amended and restated investor rights agreement is intended as a summary only and is qualified in its entirety by reference to the second amended and restated investor rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Demand Registration Rights

At any time six months after the closing of this offering, the holders of at least a majority of our shares of common stock having registration rights, or a lesser percentage if the total value of the shares requested to be registered is at least $7,500,000, may demand that we register under the Securities Act all or a portion of their shares; provided, however, that we are required to effect no more than two registrations. In addition, at any time after we become eligible to file a registration statement on Form S-3, the holders will have the right to request that we register on Form S-3 all or a portion of the registrable shares held by them having an aggregate offering price of at least $1,000,000 based on the market price of our common stock on the date of such request. We are required to effect no more than two registrations on Form S-3 per year.

Incidental Registration Rights

If at any time we propose to register shares of our common stock under the Securities Act, other than on a registration statement on Form S-4 or S-8, the holders of registrable shares will be entitled to prior notice of the registration and, subject to certain exceptions, have the right to require us to register all or a portion of the registrable shares then held by them.

In the event that any registration in which the holders of registrable shares participate pursuant to the second amended and restated investor rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

Pursuant to the second amended and restated registration rights agreement, we are required to pay all registration expenses, other than underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel, and indemnify each participating holder with respect to each registration of registrable shares that is effected.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation

Delaware law and our certificate of incorporation and by-laws to be effective after the closing of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Our certificate of incorporation and by-laws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding common stock. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and By-laws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our restated certificate of incorporation described above under “— Staggered Board; Removal of Directors” and “— Stockholder Action by Written Consent; Special Meetings.”

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be          .

The NASDAQ Global Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “ADNX”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding           shares of common stock, after giving effect to the issuance of           shares of common stock in this offering and the automatic conversion of all outstanding shares of our preferred stock into an aggregate of           shares of our common stock and assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants after          , 2007. Of these shares, the           shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Substantially all of these restricted securities will be subject to the lock-up agreements described below. After the expiration of the lock-up agreements, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

In addition, of the           shares of our common stock that were subject to stock options outstanding as of          , 2007, options to purchase           shares of common stock were vested as of           and will be eligible for sale 180 days following the effective date of this offering.

Rule 144

In general and subject to the lock-up agreements described below, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, and

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below,           shares of our common stock will be eligible for sale under Rule 144, excluding shares eligible for resale under Rule 144(k) described below. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon the completion of this offering, without regard to manner of sale, the availability of public information about us or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Upon the expiration of the 180-day lock-up period described below, approximately           shares of common stock will be eligible for sale under Rule 144(k).

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately           shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We, all of our executive officers and directors and stockholders holding an aggregate of           shares of our common stock have agreed, subject to certain exceptions, not to, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by the executive officer, director or stockholder in accordance with the rules and regulations of the SEC and shares of our common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common stock or other securities, in cash or otherwise, or (3) publicly disclose the intention to do any of the foregoing, for a period through the date 180 days after the date of this prospectus, as such period may be extended as described below, except with the prior written consent of Lehman Brothers Inc. and UBS Securities LLC, on behalf of the underwriters.

The 180-day period described in the preceding paragraph will be extended if:

•	during the last 17 days of such period, we issue an earnings release or announce material news or a material event relating to our company occurs, or

•	prior to the expiration of such period, we announce that we will release earnings results during the 16-day period beginning on the last day of such period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, unless Lehman Brothers Inc. and UBS Securities LLC, on behalf of the underwriters, waive such extension in writing.

In addition, all of our executive officers and directors and stockholders holding an aggregate of           shares of our common stock have agreed that, during the lock-up period, not make any demand for, or exercise any right with respect to, the registration of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, except with the prior written consent of Lehman Brothers Inc. and UBS Securities LLC.

Lehman Brothers Inc. and UBS Securities LLC currently do not anticipate shortening the lock-up period or waiving any of the provisions of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Lehman Brothers Inc. and UBS Securities LLC may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Stock Options

As of August 13, 2007, we had outstanding options to purchase 81,564,370 shares of common stock, of which options to purchase 12,246,002 shares of common stock were vested as of that date. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our 2002 stock plan and 2007 stock incentive plan. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Warrants

Upon the closing of this offering, we will have outstanding warrants to purchase an aggregate of 1,138,717 shares of our common stock at a weighted average exercise price of $0.20 per share. Any shares purchased pursuant to the cashless exercise features of these warrants will be freely tradable under Rule 144(k), subject to the lock-up agreements described above.

UNDERWRITING

Lehman Brothers Inc. and UBS Securities LLC are acting as the representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
UBS Securities LLC
Cowen and Company, LLC
Lazard Capital Markets LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares, as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	that there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share
Total

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $      (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers and holders of more than     % of our outstanding stock have agreed that, subject to certain exception, without the prior written consent of each of Lehman Brothers Inc. and UBS Securities LLC, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common stock, or (3) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and UBS Securities LLC.

Lehman Brothers Inc. and UBS Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and UBS Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The NASDAQ Global Market

We have applied to list our shares of common stock for quotation on The NASDAQ Global Market under the symbol “ADNX.” In connection with that listing, the underwriters have undertaken to sell the minimum number of common shares to the minimum number of beneficial owners necessary to meet the Nasdaq listing requirements.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/NASD Conduct Rules

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The financial statements of Adnexus Therapeutics, Inc. at December 31, 2006 and December 31, 2005, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock to be sold in the offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon completion of the offering, we will become subject to the full informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.adnexustx.com. Our website is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Adnexus Therapeutics, Inc.

We have audited the accompanying balance sheets of Adnexus Therapeutics, Inc. (a Delaware corporation), formerly Compound Therapeutics, Inc., (the Company) as of December 31, 2005 and 2006, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adnexus Therapeutics, Inc. at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), Share-Based Payment, using the modified prospective transition method.

/s/  Ernst & Young LLP

Boston, Massachusetts
May 24, 2007, except for paragraphs 3 and 4 of Note 1 and
paragraph 2 of Note 12, as to which the date
is August 13, 2007

Adnexus Therapeutics, Inc.

Balance Sheets

				Pro Forma
	December 31		June 30	June 30
	2005	2006	2007	2007
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$2,791,525	$1,963,111	$12,206,388	$12,206,388
Short-term investments	—	1,782,133	10,474,924	10,474,924
Prepaid expenses and other current assets	190,491	279,022	301,509	301,509

Total current assets	2,982,016	4,024,266	22,982,821	22,982,821
Property and equipment, at cost:
Furniture and fixtures	24,303	46,773	46,773	46,773
Laboratory equipment	2,249,877	2,341,913	3,259,381	3,259,381
Computer software and equipment	301,936	222,412	276,804	276,804
Leasehold improvements	15,346	17,866	23,952	23,952

	2,591,462	2,628,964	3,606,910	3,606,910
Less: Accumulated depreciation	(1,362,460)	(1,512,692)	(1,760,133)	(1,760,133)

Property and equipment, net	1,229,002	1,116,272	1,846,777	1,846,777
Other assets	—	193,750	199,350	199,350
Intangible assets, net	3,916,880	3,592,724	3,430,646	3,430,646

Total assets	$8,127,898	$8,927,012	$28,459,594	$28,459,594

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$548,448	$1,094,358	$2,697,393	$2,697,393
Accrued expenses	1,198,503	2,158,334	2,114,051	2,114,051
Current portion of deferred revenue	250,000	250,000	4,152,439	4,152,439
Current portion of deferred rent	101,850	5,657	36,401	36,401
Current portion of loans payable	949,030	1,715,087	1,606,097	1,606,097
Convertible notes payable	2,004,822	—	—	—

Total current liabilities	5,052,653	5,223,436	10,606,381	10,606,381
Long-term portion of deferred revenue	562,500	312,500	14,821,646	14,821,646
Preferred stock warrant liability	—	12,909	39,524	—
Long-term portion of loans payable	4,802,208	3,087,121	2,311,080	2,311,080
Commitments (Note 5)
Series A redeemable convertible preferred stock, $0.001 par value: 62,000,000 shares authorized at December 31, 2005 and 57,967,003 shares authorized at December 31, 2006 and June 30, 2007 (unaudited), none pro forma (unaudited); 57,592,003 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007 (unaudited), none pro forma (unaudited); aggregate liquidation value of $30,064,603 at December 31, 2006, and $31,206,976 at June 30, 2007 (unaudited)	32,602,683	30,053,643	31,198,367	—
Series B redeemable convertible preferred stock, $0.001 par value: no shares authorized at December 31, 2005, 336,952,459 shares authorized at December 31, 2006 and June 30, 2007 (unaudited), none pro forma (unaudited); no shares issued and outstanding at December 31, 2005, 212,155,248 shares issued and outstanding at December 31, 2006 and 336,952,459 shares issued and outstanding at June 30, 2007 (unaudited), none pro forma (unaudited); aggregate liquidation value of $17,748,932 at December 31, 2006 and $28,690,740 at June 30, 2007 (unaudited)	—	17,648,446	28,589,121	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 80,000,000 shares authorized at December 31, 2005 and 610,000,000 shares authorized at December 31, 2006 and June 30, 2007 (unaudited), 5,816,500, 7,640,523 and 8,193,405 shares issued at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively; 5,654,000, 7,640,523 and 8,193,405 shares outstanding at December 31, 2005, December 31, 2006 and June 30, 2007 (unaudited), respectively; 511,735,369 issued and outstanding pro forma (unaudited)	5,817	7,640	8,193	511,735
Additional paid-in capital	229,112	239,260	435,036	55,600,230
Treasury stock, 162,500 shares at December 31, 2005 and none as of December 31, 2006 and June 30, 2007 (unaudited), at cost	(813)	—	—	—
Accumulated deficit	(35,126,262)	(47,657,943)	(59,549,754)	(55,391,478)

Total stockholders’ (deficit) equity	(34,892,146)	(47,411,043)	(59,106,525)	720,487

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$8,127,898	$8,927,012	$28,459,594	$28,459,594

The accompanying notes are an integral part of these financial statements.

Adnexus Therapeutics, Inc.

Statements of Operations

				Six Months
	Years Ended December 31			Ended June 30
	2004	2005	2006	2006	2007
				(Unaudited)

Revenue from strategic alliances	$75,000	$262,500	$250,000	$125,000	$2,825,915
Operating expenses:
Research and development	7,331,037	12,962,531	9,976,807	3,616,475	10,373,527
General and administrative	2,401,987	3,060,754	4,333,250	1,594,532	2,514,090

Total operating expenses	9,733,024	16,023,285	14,310,057	5,211,007	12,887,617

Loss from operations	(9,658,024)	(15,760,785)	(14,060,057)	(5,086,007)	(10,061,702)
Other (expense) income:
Other (expense) income, net	(268,581)	12,233	(65,041)	5,961	890
Interest income	16,564	92,904	217,418	38,640	463,231
Interest expense	(371,028)	(397,823)	(411,673)	(207,394)	(195,356)

Total other (expense) income	(623,045)	(292,686)	(259,296)	(162,793)	268,765

Net loss	(10,281,069)	(16,053,471)	(14,319,353)	(5,248,800)	(9,792,937)
Accretion of redeemable convertible preferred stock	(1,116,378)	(2,312,071)	(2,032,559)	(171,793)	(2,098,874)

Net loss attributable to common stockholders	$(11,397,447)	$(18,365,542)	$(16,351,912)	$(5,420,593)	$(11,891,811)

Net loss per share attributable to common stockholders, basic and diluted	$(2.64)	$(3.58)	$(2.61)	$(0.95)	$(1.67)

Weighted-average common shares used in computing net loss per share attributable to common stockholders, basic and diluted	4,318,679	5,126,550	6,271,111	5,732,138	7,140,393

Pro forma net loss per share attributable to common stockholders (unaudited), basic and diluted			$(0.07)		$(0.03)

Weighted-average common shares used in computing pro forma net loss per share attributable to common stockholders (unaudited), basic and diluted			240,717,094		470,692,090

The accompanying notes are an integral part of these financial statements.

Adnexus Therapeutics, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Series A		Series B
	Redeemable		Redeemable
	Convertible		Convertible		Common Stock				Additional		Total
	Preferred Stock		Preferred Stock			$0.001	Treasury Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Par Value	Shares	Cost	Capital	Deficit	Deficit
Balance at January 1, 2004	17,600,002	$13,568,284	—	$—	5,300,000	$5,300	—	$—	$105,819	$(5,363,273)	$(5,252,154)
Sale of restricted common stock to employees	—	—	—	—	250,000	250	—	—	18,500	—	18,750
Issuance of stock options to nonemployees	—	—	—	—	—	—	—	—	25,827	—	25,827
Exercise of stock options	—	—	—	—	17,500	18	—	—	157	—	175
Exercise of warrant	—	—	—	—	8,750	9	—	—	298	—	307
Sale of Series A redeemable convertible preferred stock	23,000,002	11,500,000	—	—	—	—	—	—	—	—	—
Conversion of convertible notes payable to Series A redeemable convertible preferred stock	8,191,998	4,097,150	—	—	—	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock	8,800,001	8,800	—	—	—	—	—	—	(8,800)	—	(8,800)
Accretion of Series A redeemable convertible preferred stock	—	1,116,378	—	—	—	—	—	—	—	(1,116,378)	(1,116,378)
Net loss	—	—	—	—	—	—	—	—	—	(10,281,069)	(10,281,069)

Balance at December 31, 2004	57,592,003	$30,290,612	—	—	5,576,250	5,577	—	—	141,801	(16,760,720)	(16,613,342)
Sale of restricted common stock to employees and nonemployees	—	—	—	—	150,000	150	—	—	8,600	—	8,750
Issuance of stock options to nonemployees	—	—	—	—	—	—	—	—	5,192	—	5,192
Exercise of stock options	—	—	—	—	90,250	90	—	—	2,278	—	2,368
Issuance of warrant in connection with note payable	—	—	—	—	—	—	—	—	71,241	—	71,241
Repurchase of restricted common stock	—	—	—	—	—	—	162,500	(813)	—	—	(813)
Accretion of Series A redeemable convertible preferred stock	—	2,312,071	—	—	—	—	—	—	—	(2,312,071)	(2,312,071)
Net loss	—	—	—	—	—	—	—	—	—	(16,053,471)	(16,053,471)

Balance at December 31, 2005	57,592,003	32,602,683	—	—	5,816,500	5,817	162,500	(813)	229,112	(35,126,262)	(34,892,146)
Sale of restricted common stock to employees	—	—	—	—	1,750,000	1,750	—	—	—	—	1,750
Retirement of treasury stock	—	—	—	—	(162,500)	(163)	(162,500)	813	(650)	—	—
Exercise of stock options	—	—	—	—	236,523	236	—	—	13,094	—	13,330
Adoption of FASB Statement No. 150 reclassification of warrants	—	—	—	—	—	—	—	—	(151,241)	—	(151,241)
Sale of Series B redeemable convertible preferred stock, net of issuance costs of $112,922	—	—	212,155,248	16,887,078	—	—	—	—	—	—	—
Series A dividends forfeited upon sale of Series B redeemable convertible preferred stock	—	(4,859,079)	—	—	—	—	—	—	—	4,859,079	4,859,079
Accretion of Series A and Series B redeemable convertible preferred stock	—	2,310,039	—	761,368	—	—	—	—	—	(3,071,407)	(3,071,407)
Stock-based compensation expense	—	—	—	—	—	—	—	—	148,945	—	148,945
Net loss	—	—	—	—	—	—	—	—	—	(14,319,353)	(14,319,353)

Balance at December 31, 2006	57,592,003	30,053,643	212,155,248	17,648,446	7,640,523	7,640	—	—	239,260	(47,657,943)	(47,411,043)
Exercise of stock options (unaudited)	—	—	—	—	552,882	553	—	—	25,232	—	25,785
Sale of Series B redeemable convertible preferred stock, net of issuance costs of $13,477 (unaudited)	—	—	124,797,211	9,986,524	—	—	—	—	—	—	—
Accretion of Series A and Series B redeemable convertible preferred stock (unaudited)	—	1,144,723	—	954,151	—	—	—	—	—	(2,098,874)	(2,098,874)
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	170,544	—	170,544
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(9,792,937)	(9,792,937)

Balance at June 30, 2007 (unaudited)	57,592,003	$31,198,366	336,952,459	$28,589,121	8,193,405	$8,193	—	$—	$435,036	$(59,549,754)	$(59,106,525)

The accompanying notes are an integral part of these financial statements.

Adnexus Therapeutics, Inc.

Statements of Cash Flows

				Six Months Ended
	Years Ended December 31			June 30
	2004	2005	2006	2006	2007
				(Unaudited)

Operating activities
Net loss	$(10,281,069)	$(16,053,471)	$(14,319,353)	$(5,248,800)	$(9,792,937)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	457,627	535,579	497,056	267,464	249,552
Amortization expense of intangible assets	324,156	324,156	324,156	162,078	162,078
Stock-based compensation expense	25,827	5,192	148,945	25,530	170,544
Loss on disposal of property and equipment	272,236	—	74,856	2,554	179
Noncash interest expense	120,007	78,928	136,489	128,574	7,916
Change in valuation of preferred stock warrants	—	—	(138,332)	(136,246)	26,615
Changes in operating assets and liabilities:
Accounts receivable	(133,407)	133,407	—	—	—
Prepaid expenses and other current assets	(119,460)	125,461	(88,531)	(675,891)	(22,487)
Accounts payable	409,337	(44,334)	545,910	314,548	1,603,036
Accrued expenses	8,542	905,639	959,828	(394,235)	(44,281)
Due to related party	(34,549)	—	—	—	—
Deferred revenue	75,000	737,500	(249,999)	(124,999)	18,411,585
Deferred rent	120,750	(18,900)	(96,193)	(56,700)	30,744

Net cash provided by (used in) operating activities	(8,755,003)	(13,270,843)	(12,205,168)	(5,736,123)	10,802,544
Investing activities
Purchases of property and equipment	(428,926)	(275,676)	(459,180)	(7,250)	(980,238)
Increase in other assets	(157,500)	—	(193,750)	—	(5,600)
Proceeds from sale of property and equipment	99,125	—	—	—	—
Purchases of short-term investments	—	—	(5,000,000)	—	(10,474,924)
Maturities of short-term investments	—	—	3,217,867	—	1,782,133

Net cash used in investing activities	(487,301)	(275,676)	(2,435,063)	(7,250)	(9,678,629)
Financing activities
Proceeds from sale of redeemable convertible preferred stock	11,500,000	—	11,261,599	11,273,913	9,986,523
Proceeds from issuance of convertible notes payable	4,000,000	2,000,000	3,500,000	3,500,000	—
Proceeds from loans payable	—	3,720,483	—	—	—
Payments on loans payable	(532,540)	(725,227)	(964,862)	(181,062)	(892,946)
Proceeds from stock option exercises	175	2,368	13,330	4,002	25,785
Proceeds from warrant exercises	307	—	—	—	—
Repurchase of restricted common stock	—	(813)	—	—	—
Proceeds from sale of restricted common stock	18,750	8,750	1,750	1,750	—

Net cash provided by financing activities	14,986,692	5,005,561	13,811,817	14,598,603	9,119,362

Net increase (decrease) in cash and cash equivalents	5,744,388	(8,540,958)	(828,414)	8,855,230	10,243,277
Cash and cash equivalents at beginning of period	5,588,095	11,332,483	2,791,525	2,791,525	1,963,111

Cash and cash equivalents at end of period	$11,332,483	$2,791,525	$1,963,111	$11,646,755	$12,206,388

Supplemental disclosure of cash flow information
Cash paid for interest	$239,036	$318,895	$413,516	$215,065	$160,826

Supplemental disclosure of noncash financing activities
Accretion of Series A redeemable convertible preferred stock	$1,116,378	$2,312,071	$2,310,039	$1,146,362	$1,144,723

Accretion of Series B redeemable convertible preferred stock	$—	$—	$761,368	$64,280	$954,151

Issuance of warrants in connection with loans payable	$—	$71,241	$—	$—	$—

Retirement of treasury stock	$—	$—	$813	$813	$—

Conversion of convertible notes payable to Series A redeemable convertible preferred stock	$4,097,150	$—	$—	$—	$—

Conversion of convertible notes payable to Series B redeemable convertible preferred stock	$—	$—	$5,625,481	$5,625,481	$—

Series A dividends forfeited upon sale of Series B redeemable convertible preferred stock	$—	$—	$4,859,079	$4,859,079	$—

The accompanying notes are an integral part of these financial statements.

Adnexus Therapeutics, Inc.

Notes to Financial Statements

1.	Organization and Description of Business

Adnexus Therapeutics, Inc. (the Company) was incorporated in the State of Delaware on September 16, 2002. On June 20, 2006, the Company changed its name from Compound Therapeutics, Inc. to Adnexus Therapeutics, Inc. through the filing of an amendment to its Certificate of Incorporation with the State of Delaware. The Company is focused on the discovery, development and commercialization of a new class of targeted biologics called Adnectins. The Company’s lead product candidate, “Angiocept”, is being developed as a cancer therapeutic and the Company has other Adnectin product candidates in various stages of research. Adnectins are designed and optimized using PROfusion, a proprietary protein design engine that enables rapid optimization of protein therapeutics. The Company operates as a single segment and is headquartered in Waltham, Massachusetts.

The Company has devoted substantial efforts toward product research and development and raising capital, since inception. The Company is subject to the risks associated with emerging, technology-oriented companies with a limited operating history, including dependence on key individuals, development of commercially viable products, industry regulation, competition from substitute products and services, and the continued ability to obtain adequate financing to fund the Company’s future operations. Management’s plans to address these risks include business development efforts and controls over discretionary spending. Prior to 2006, the Company operated as a development-stage company. During 2006, the Company emerged from the development stage as it received clearance for its first investigational new drug application (IND) from the U.S. Food and Drug Administration (FDA) for Angiocept and commenced its first Phase 1 clinical trial in cancer patients.

To date, the Company has not generated any product revenue and has primarily funded its operations through private placements of its capital stock, upfront and license fees received from collaborative partners, operating and capital lease financing, interest earned on investments, borrowings and limited license fees. In July and August 2007, the Company sold an aggregate of 79,550,830 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock), par value of $0.001, at a price of $0.20 per share to two new investors, one director and existing investors. Aggregate proceeds from the sales were $15,910,166. The Series C Preferred Stock has substantially the same rights, preferences and privileges as the Series B Preferred Stock.

Based on the Company’s available capital, current operating plan and management’s ability and commitment to reduce operating expenses further if the Company does not achieve the results anticipated in its current operating plan, the Company believes that the working capital on hand at June 30, 2007, plus the additional proceeds raised from its July and August 2007 sale of Series C Preferred Stock and expected contractual payments from the February 2007 strategic alliance and collaboration agreement with Bristol-Myers Squibb Company (BMS), is sufficient to fund continuing operations for at least the next 18 months.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2007, the statements of operations and cash flows for the six months ended June 30, 2006 and 2007, and the statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of June 30, 2007 and the results of its operations and cash flows for the six months ended June 30, 2006 and 2007. The financial data and other information disclosed in these notes to the financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2006 and 2007 are unaudited.

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

The results for the six months ending June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying financial statements and notes.

Unaudited Pro Forma Balance Sheet

In July 2007, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The unaudited pro forma balance sheet as of June 30, 2007 and pro forma basic and diluted loss per share attributable to common stockholders reflect the automatic conversion of all of the Series A and Series B convertible preferred stock outstanding at June 30, 2007 into 503,541,964 shares of common stock immediately prior to the closing of the Company’s initial public offering. In addition, the unaudited pro forma balance sheet as of June 30, 2007 reflects the impact of the reclassification of the preferred stock warrant liability into additional paid-in capital as a result of the automatic conversion of warrants to purchase preferred stock into warrants to purchase common stock immediately prior to the closing of the Company’s initial public offering.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Short-term Investments

The Company considers all highly liquid instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2005 and 2006 and June 30, 2007, cash equivalents consist of money market funds that are readily convertible into cash. The Company applies the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). At December 31, 2006 and June 30, 2007, the Company’s investments included short-term investments in debt securities and commercial paper, with maturities in excess of 90 days at the time of purchase. These investments were classified as available-for-sale and the fair value of the investments approximated cost. There were no unrealized gains or losses on any of these investments at December 31, 2006 or at June 30, 2007. The Company uses the specific-identification method for calculating realized gains and losses on securities sold or matured. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income in the statement of operations. Realized gains and losses on sales of available-for-sale securities have not been material.

Comprehensive Loss

The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive loss does not differ from the reported net loss for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007.

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments (SFAS No. 107), requires disclosure of the fair value of financial instruments. The Company’s financial instruments consist of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, loans payable and convertible notes payable. The carrying amounts of these instruments approximate their estimated fair values as of December 31, 2005 and 2006 and June 30, 2007.

Research and Development Costs

The Company accounts for research and development costs in accordance with SFAS No. 2, Accounting for Research and Development Costs (SFAS No. 2), which requires that research and development costs be expensed to operations as incurred. The Company’s research and development expenses consist of expenses incurred in identifying, developing and testing its product candidates. These expenses consist primarily of fees paid to contract research organizations and investigative sites which conduct a substantial portion of the Company’s clinical trials and some of its preclinical studies, payments to contract manufacturing organizations that produce Angiocept, personnel-related expenses, including stock-based compensation, license fees paid to third parties for use of their intellectual property, depreciation of capital resources used to develop the Company’s products, and costs of facilities.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the differences are expected to be reversed. Also, under SFAS No. 109, the Company is required to periodically evaluate the realizability of its net deferred tax assets, and to record a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, (FIN No. 48). FIN No. 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. FIN No. 48 applies to all tax positions related to income taxes subject to SFAS No. 109 which includes tax positions considered to be “routine”, as well as those with a high degree of uncertainty. At the adoption date and June 30, 2007, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required under FIN No. 48. The Company’s practice was and continues to be to recognize interest and penalty expenses related to uncertain tax positions in general and administrative expense, which were zero at the adoption date and for the six month period ended June 30, 2007. Tax years 2003 through 2006 are subject to examination by the federal and state taxing authorities. There are no income tax examinations currently in process.

Concentrations of Credit Risk and Off-Balance Sheet Risk

SFAS No. 107 requires disclosure of significant concentrations of credit risk arising from all financial instruments, whether from an individual counterparty or groups of counterparties. Financial instruments that potentially subject the Company to concentration of credit risk are principally cash, cash equivalents, short-term investments and accounts receivable. To minimize exposure to credit risk, substantially all of the Company’s cash, cash equivalents and short-term investments are held by one financial institution, which is accredited in the United States. The Company has no significant off-balance sheet risks, such as foreign

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

exchange contracts, option contracts, or other foreign currency hedging arrangements. Historically, the Company has not experienced credit losses related to receivables. Accordingly, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable. At December 31, 2005 and 2006 and June 30, 2007, the Company had no receivables due to it.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major replacements and improvements are capitalized, while expenditures for general repairs and maintenance are expensed as incurred. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are eliminated and any resulting gain or loss is recognized in the statement of operations. Depreciation is provided using the straight-line method starting when the asset is placed in service at rates that depreciate the cost of these assets over their estimated useful lives as follows:

Asset Classification	Estimated Useful Life

Furniture and fixtures	5 years
Laboratory equipment	5 years
Computer software and equipment	3 years
Leasehold improvements	Lesser of estimated useful life or lease term

Depreciation expense was $457,627, $535,579 and $497,056 for the years ended December 31, 2004, 2005 and 2006, respectively, and $267,464 and $249,552 for the six months ended June 30, 2006 and 2007, respectively. The amortization of leasehold improvements is included in depreciation expense for all periods presented.

Intangible and Long-Lived Assets

Intangible assets consist of purchased intellectual property rights and are being amortized on a straight-line basis over their estimated useful lives of approximately 14 years, corresponding to the remaining legal life of the underlying lead patents. Once an intangible asset is fully amortized, the gross costs and accumulated amortization are removed from the balance sheet. The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value less cost to sell. The Company does not believe that any events have occurred that would indicate its long-lived assets are impaired at December 31, 2005 and 2006 and June 30, 2007.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, (SAB No. 101) as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (SAB No. 104) and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF No. 00-21).

The Company’s revenues are generated primarily through strategic alliances which typically include nonrefundable up-front license fees when licensing its intellectual property, the funding or reimbursement of research and/or development efforts and milestone payments. Up-front payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

value separate from the research and development services provided. Accordingly, revenue from up-front payments is recognized on a straight-line basis over the contractual or estimated performance period, which is consistent with the term of the research and development obligations contained in the strategic alliance.

Payments or reimbursements resulting from the Company’s research and development efforts are recognized as the services are performed and are presented on a gross basis in accordance with the provisions of EITF No. 99-19, Reporting Revenue Gross as a Principal versus net as an Agent. Substantive, at-risk milestone payments received are recognized as revenue when the milestone is achieved and the related payment is due, provided that there is no substantial future service obligation associated with the milestone and that the Company has sufficient evidence of fair value for any remaining obligations. To date, the Company has not received any milestone payments.

Net Loss Per Common Share

Basic and diluted net loss per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Potentially dilutive securities consisting of convertible preferred stock, stock options, common stock subject to repurchase and warrants were not included in the diluted loss per share attributable to common stockholders for all periods presented because the inclusion of such shares would have had an antidilutive effect.

The calculation of pro forma basic and diluted loss per common share assumes conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as if such conversion had occurred at the beginning of the period or the original issuance date, if later.

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

				Six Months
	Years Ended December 31			Ended June 30
	2004	2005	2006	2006	2007
				(Unaudited)

Historic
Numerator:
Net loss attributable to common stockholders	$(11,397,447)	$(18,365,542)	$(16,351,912)	$(5,420,593)	$(11,891,811)

Denominator:
Weighted-average common shares outstanding	5,525,271	5,602,971	7,174,108	6,760,039	8,034,143
Less: weighted-average common shares outstanding subject to repurchase	(1,206,592)	(476,421)	(902,997)	(1,027,901)	(893,750)

Weighted-average common shares used in computing loss per share attributable to common stockholders, basic and diluted	4,318,679	5,126,550	6,271,111	5,732,138	7,140,393

Net loss per share attributable to common stockholders, basic and diluted	$(2.64)	$(3.58)	$(2.61)	$(0.95)	$(1.67)

Pro Forma
Weighted-average shares used in computation of basic and diluted loss per share applicable to common stockholders above			6,271,111		7,140,393
Pro forma adjustments to reflect assumed conversion of convertible preferred stock (unaudited)			234,445,983		463,551,697

Weighted-average shares used to compute pro forma basic and diluted loss per share attributable to common stockholders (unaudited)			240,717,094		470,692,090

Pro forma net loss per share attributable to common stockholders, basic and diluted			$(0.07)		$(0.03)

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

The following convertible preferred stock, stock options, common stock subject to repurchase and warrants were excluded from the computation of diluted loss per share attributable to common stockholders for the periods presented because including them would have an antidilutive effect:

				Six Months
	Years Ended December 31			Ended June 30
	2004	2005	2006	2006	2007
				(Unaudited)

Series A redeemable convertible preferred stock (as if converted)	57,592,003	57,592,003	166,589,505	166,589,505	166,589,505
Series B redeemable convertible preferred stock (as if converted)	—	—	212,155,248	212,155,248	336,952,459
Warrant to purchase common stock	54,000	54,000	54,000	54,000	54,000
Warrants to purchase Series A redeemable convertible preferred stock (as if exercised and converted)	200,000	375,000	1,084,717	1,084,717	1,084,717
Options to purchase common stock	2,423,679	4,681,929	47,335,970	4,407,804	69,884,072
Unvested restricted common stock	1,225,000	481,250	1,118,750	1,550,000	893,750

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123R, Share-Based Payment (SFAS No. 123R), which requires the expense recognition of the estimated fair value of all share-based payments issued to employees. For the periods prior to the adoption of SFAS No. 123R, the Company had elected to follow the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations in accounting for share-based payments to employees. The Company had followed provisions of Statement of Financial Accounting Standards 148, Accounting for Stock-Based Compensation, Transition and Disclosure, and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS No. 123). Accordingly, when options granted to employees had an exercise price equal to the market value of the stock on the date of grant, no compensation expense was recognized. The Company adopted SFAS No. 123R under the modified prospective method. Under this method, compensation expense recognized during the year ended December 31, 2006 includes (1) compensation cost for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant date fair value determined under the provisions of SFAS No. 123 and (2) compensation costs of all share-based payments granted subsequent to January 1, 2006 based on the grant date estimate of fair value determined under SFAS No. 123R. Prior period financial information has not been restated.

The following stock compensation expense under SFAS No. 123R was recorded in the Company’s statements of operations:

	Year Ended
	December 31	Six Months Ended June 30
	2006	2006	2007
		(Unaudited)

Research and development	$32,607	$3,756	$66,366
General and administration	116,338	21,774	104,178

Total stock compensation expense	$148,945	$25,530	$170,544

For purposes of recording stock option-based compensation expense as required by SFAS No. 123R, the fair values of each stock option granted under the Company’s stock option plan were estimated as of the date

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

of grant using the Black-Scholes option-pricing model, and the resulting fair value is recorded as compensation cost on a straight-line basis over the option vesting period. The weighted-average grant date fair value of options was $0.04 and $0.02 for the years ended December 31, 2005 and 2006, respectively, and $0.04 and $0.07 for six months ended June 30, 2006 and 2007.

The assumptions used in the Black-Scholes option-pricing model for options granted to employees during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 are as follows:

				Six Months
	Years Ended December 31			Ended June 30
	2004	2005	2006	2006	2007
				(Unaudited)

Range of risk-free rates	3.07% - 3.93%	3.74% - 4.42%	4.52% - 4.75%	4.75%	4.43% - 5.05%
Expected term	5 years	5 years	5 years	5 years	5 years
Expected volatility	54%	98%	86%	92%	82%
Expected dividend yield	—	—	—	—	—

Risk-Free Rate

The risk-free interest rate is the implied yield available on U.S. Treasury issues with a remaining useful life consistent with the option’s expected term on the date of grant.

Expected Term

The Company has very little historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination for its stock option grants. As a result, the Company estimated the expected term of stock options based on the expected terms of options granted by publicly-traded industry peers.

Expected Volatility

As the Company does not have any trading history for its common stock, the expected stock volatility for the Company’s common stock was estimated based on the volatility rates from comparable public companies of the same size, stage of development and similar product focus as the Company.

Expected Dividend Yield

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends.

As share-based compensation expense is recognized based on awards ultimately expected to vest, compensation expense is reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeiture rates are calculated based on actual historical forfeitures. The Company has applied forfeiture rates in calculating total recognized compensation expense for the year ended December 31, 2006 and for the six months ended June 30, 2006 and 2007.

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123R to employee stock-based compensation:

	Years Ended December 31
	2004	2005

Net loss, as reported	$(10,281,069)	$(16,053,471)
Less: Stock-based employee compensation expense included in reported net loss	—	—
Add: Total stock-based employee compensation based upon fair value	(4,312)	(23,003)

Net loss, pro forma	$(10,285,381)	$(16,076,474)

For the years ended December 31, 2005 and 2006 and for the six months ended June 30, 2006 and 2007, the total intrinsic value of options exercised was $4,812, $8,622, $4,590 and $17,525, respectively. The total amount of cash received from the exercise of these options during the years ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007 was $2,368, $13,330, $4,003 and $25,785, respectively. The total fair value of shares vested for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007 was $23,000, $134,151, $14,969 and $171,306, respectively.

As of December 31, 2006 and June 30, 2007, there was approximately $773,108 and $2,075,698 respectively, of total unrecognized compensation expense related to unvested share-based awards. This expense is expected to be recognized over a weighted-average remaining service period of 3.73 years as of December 31, 2006 and 3.32 years as of June 30, 2007. As of December 31, 2006 and June 30, 2007, the Company expects approximately 39,162,840 and 51,505,932, respectively, in unvested options to vest at some point in the future, which have a weighted-average exercise price of $0.03 and $0.06, respectively. Options expected to vest are calculated by applying an estimated forfeiture rate to unvested options.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of No. 115 (SFAS No. 159), which is effective for fiscal years beginning after November 15, 2007. SFAS No. 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. The Company is currently assessing what impact, if any, the adoption of this statement, if adopted, will have on its financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (EITF No. 07-3). EITF No. 07-3 concludes that nonrefundable advance payments for future research and development activities should be capitalized and recognized as expense as the goods are delivered or the related services are performed. EITF No. 07-3 is effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The Company is currently assessing what impact, if any, the adoption of this statement will have on its financial statements.

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

3.	Intangible Assets

Intangible assets consist of purchased intellectual property acquired in 2003 as part of an Asset Purchase Agreement with Phylos Inc., an unrelated entity. These assets comprise the Adnectin and PROfusion technologies. PROfusion is a proprietary drug discovery and optimization system that is used to simultaneously engineer trillions of protein variations in order to identify and engineer molecules as drug candidates. The Adnectin technology comprises a novel, proprietary class of targeted biologics that have favorable drug properties and that can be applied across a broad range of therapeutic areas. The Adnectin and PROfusion technologies were complete at the date of acquisition and had alternative future use at the time of acquisition, and therefore were capitalized as intangible assets. As was the Company’s intent at the time of the acquisition, the Company currently uses these acquired assets in combination to perform research and development projects it has undertaken since the acquisition of these assets and it intends to continue using these assets in future research and development projects. The estimated useful life of the intangible assets acquired is approximately 14 years and corresponds to the remaining legal life of the underlying lead patents at the time of acquisition. The Company amortizes the purchased intangible assets on a straight-line basis since future potential product revenues and cash flows are difficult to predict and will likely fluctuate significantly from period to period.

As of December 31, 2005 and 2006, intangible assets consist of the following:

	As of December 31
	2005	2006

Acquired technology:
Cost	$4,565,192	$4,565,192
Accumulated amortization	(648,312)	(972,468)

Net	$3,916,880	$3,592,724

Amortization expense relating to the purchased intangibles was $324,156 for each of the years ended December 31, 2005 and 2006 and $162,078 for each of the six months ended June 30, 2006 and 2007.

Amortization expense in future periods is as follows:

Years Ending December 31

2007	$324,156
2008	324,156
2009	324,156
2010	324,156
2011	324,156
Thereafter	1,971,944

$3,592,724

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

4.	Accrued Expenses

As of December 31, 2005 and 2006 and June 30, 2007, accrued expenses consist of the following:

	As of December 31		June 30
	2005	2006	2007
			(Unaudited)

Accrued outside services	$677,745	$780,297	$1,028,624
Accrued bonus	207,742	698,582	409,566
Accrued professional fees	130,348	403,309	188,735
Other accrued expenses	182,668	276,146	487,126

	$1,198,503	$2,158,334	$2,114,051

5.	Commitments

Operating Leases

The Company had an office facility leasing arrangement for the use of 17,500 square feet in Waltham, Massachusetts, since June 2004, which extended through November 14, 2006. On November 14, 2006, after the original lease and all related amendments expired, the Company entered into a leasing arrangement for the use of 31,000 square feet with a new landlord for its current space in Waltham. This lease agreement commenced November 15, 2006 and ends on November 30, 2011. The base rent amount will increase by 3.5% on each annual anniversary of the first day of the first full month during the term of the lease. The Company has accounted for the base rent expense associated with the lease on a straight-line basis in accordance with FASB Technical Bulletin No. 85-3, Accounting for Operating Leases With Scheduled Rent Increases. The Company is required to maintain a letter of credit in the amount of $193,750 as a security deposit to the leased premises, which is included in Other assets at December 31, 2006. The lease agreement provides the Company with the right to extend the term for one 5-year period, under existing terms, by providing written notice to the Landlord at least 12 months prior to and no earlier than 14 months prior to the end of the original lease term. On November 16, 2006, the Company entered an arrangement whereby it leased approximately 3,325 square feet of its office space to a sub-lessee. The sub-lease agreement extended to November 2008; however, the sub-lessee vacated the space in April 2007.

Future minimum lease payments under the Company’s non-cancelable operating leases at December 31, 2006 are as follows:

Year Ended December 31,

2007	$777,260
2008	804,464
2009	832,621
2010	861,762
2011	815,219

$4,091,326

Rent expense relating to operating leases was $494,613, $884,194 and $940,383 for the years ended December 31, 2004, 2005 and 2006, respectively, and $442,897 and $668,773 for the six months ended June 30, 2006 and 2007, respectively. Rental income from subleasing arrangements was $42,242 and $116,945 for the years ended December 31, 2005 and 2006, respectively, and $56,525 and $44,456 for the six months ended June 30, 2006 and 2007, respectively. The Company did not receive sublease rental income during the

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

year ended December 31, 2004. Rental income from subleasing arrangements was accounted for as a reduction to rent expense for all periods presented.

Royalty and Milestone Commitments

On August 5, 2005, the Company executed a License, Manufacturing and Supply Agreement (the Agreement) with Nektar Therapeutics AL Corporation (Nektar). Pursuant to the Agreement, the Company obtained an exclusive, worldwide, royalty-bearing, field of use license for certain licensed technology for use in the development of its product Angiocept with the right to sublicense. Under the Agreement, the Company is required to pay Nektar royalties based on a percentage of the Company’s net sales, commencing upon the first commercial sale of the Company’s product that uses the licensed technology. Under the Agreement, the Company also is obligated to pay Nektar milestones based on the occurrence of certain events, such as advancement in the stage of clinical development. The Agreement term commenced on August 5, 2005 and remains in force until the last to expire of any valid patent claims, currently anticipated on May 21, 2024, unless terminated earlier. The Company did not incur any royalty obligations under the Agreement during the years ended December 31, 2005 and 2006 or the six months ended June 30, 2007 as the commercial sale of its product Angiocept has not commenced. The Company incurred a milestone fee of $100,000 in 2005 with respect to the execution of the contract and a milestone fee of $100,000 in 2006 with the first patient enrolled in the Phase I clinical trial. Both milestone fees are classified within research and development expenses in the accompanying statements of operations in each of the respective years.

6.	License Agreement

On September 24, 2004, the Company executed a License Agreement (the License Agreement) with Abbott Laboratories (Abbott). Pursuant to the License Agreement, the Company granted to Abbott a non-exclusive, worldwide, royalty bearing license to the Company’s PROfusion technology and certain antibody libraries for purposes of drug discovery research directed to the generation of highly potent leads for the development and commercialization of human antibody products. The initial term of the License Agreement commenced on September 24, 2004 and continued through March 24, 2005. On December 15, 2005, the parties agreed to extend the term through March 24, 2009. Through December 31, 2005, Abbott was required to pay the Company license fees totaling $1,150,000 for the rights granted under the License Agreement. There were no additional license fees paid in the year ended December 31, 2006 or in the six months ending June 30, 2007. The license fees are recognized as revenue ratably over the respective use term consistent with the period of the Company’s remaining performance obligations, which consist of training and support services committed to be provided by the Company throughout the license term. Revenue recorded under this Agreement was $75,000, $262,500 and $250,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $125,000 for each of the six months ended June 30, 2006 and 2007.

Under the License Agreement, Abbott is required to pay the Company royalties based on a percentage of net sales, commencing upon the first commercial sale of a therapeutic antibody product using the licensed technology. In addition, the License Agreement provides for the payment of milestone fees based on the achievement of certain clinical and commercial objectives. Through June 30, 2007, no milestones or royalty fees have been received or earned.

7.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

Significant components of the Company’s net deferred income taxes are as follows:

	As of December 31
	2005	2006

Deferred tax assets:
Net operating losses	$12,569,000	$18,052,000
Tax credits	1,077,000	1,317,100
Depreciation and amortization	—	3,000
Accrued expenses and other	184,000	332,000

	13,830,000	19,704,100
Deferred tax liabilities:
Depreciation and amortization	(102,000)	—

Total deferred tax liabilities	(102,000)	—
Less: Valuation allowance	(13,728,000)	(19,704,100)

Total net deferred taxes	$—	$—

Realization of deferred tax assets is dependent upon the generation of future taxable income. As required by SFAS No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating losses (NOLs). At December 31, 2006, the Company had NOLs of $44,847,600 and $44,723,700 available to reduce federal and state taxable income, respectively. The Company also had tax research credits of $2,002,500 and $1,442,000 to reduce federal and state income tax, respectively. The NOLs and tax research credits will expire at various dates through 2026. As a result of the fact that the Company has incurred operating losses since inception, management has determined that it is more likely than not that the Company will not recognize the benefits of federal and state net deferred tax assets and, as a result, a full valuation allowance has been established. The valuation allowance has increased by $4,089,575, $7,448,460, and $5,976,100 for the years ended December 31, 2004, 2005 and 2006, respectively, related primarily to the increase in net operating losses and tax credits. The Company has offset certain deferred tax liabilities with deferred tax assets that are expected to generate offsetting deductions within the same periods.

Section 382 of the Tax Reform Act of 1986 contains provisions that may limit the amount of net operating loss carryforwards that the Company may use in any one year in the event of certain cumulative changes in ownership over a three-year period in excess of 50%. The Company has not performed an analysis to determine if they have experienced an ownership change.

No income tax payments have been made during the years ending December 31, 2004, 2005 and 2006.

8.	Convertible Notes

On December 21, 2005, the Company executed Convertible Promissory Notes with certain of its Preferred Stock investors (the 2005 Convertible Notes), raising aggregate proceeds of $2,000,000. An additional $2,000,000 was raised on March 21, 2006, when the Company executed additional Convertible Promissory Notes with certain of its Preferred Stock investors (the March 2006 Convertible Notes). On May 10, 2006, the Company raised a further $1,500,000 when it issued Convertible Promissory Notes (the May 2006 Convertible Notes) to certain Preferred Stock investors. The 2005, March 2006 and May 2006 Convertible Notes all bore interest at a fixed rate of 8% per annum. The 2005 and March 2006 Convertible Notes were repayable in full on June 30, 2006, subject to the conversion provisions in the promissory notes, or immediately upon an Event of Default as defined in the Agreement. In May 2006, the repayment dates were subsequently extended to September 30, 2006. The May 2006 Convertible Notes were issued with a repayment date of September 30,

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

2006. In May 2006, the terms of the 2005 Convertible Notes and the March 2006 Convertible Notes were amended to allow automatic conversion into shares of Preferred Stock upon the occurrence of a financing for the sale of shares of convertible preferred stock which results in aggregate proceeds to the Company of at least $9,000,000. Concurrent with the initial closing of the Company’s Series B Preferred Stock financing on June 14, 2006, the aggregate principal and interest outstanding on the 2005, March 2006 and May 2006 Convertible Notes of $2,076,713, $2,037,261 and $1,511,507, respectively, were converted into 25,916,794, 25,424,443 and 18,863,183, respectively, shares of Series B Preferred Stock at a conversion rate equal to the fair value ($0.08013) of such shares in satisfaction of all amounts due.

9.	Long-Term Debt

On September 25, 2003, the Company executed an Asset Purchase Agreement with EngeneOS, Inc. (Engeneos). Under the terms of the Asset Purchase Agreement, the Company acquired certain property and equipment in exchange for the assumption of outstanding obligations between Engeneos and General Electric Capital Corporation (GECC). As part of the purchase transaction, the Company assumed the obligations due from Engeneos with respect to three separate promissory notes. At September 25, 2003, amounts due under the assumed obligations totaled $322,765, which approximated the aggregate fair value of the acquired assets on that date. The first note is being repaid through 42 monthly payments of $2,951, made in advance on the first day of each month, with the last payment due on April 1, 2007. The second note was fully repaid during 2006. The third note is being repaid through 42 monthly payments of $5,367, made in advance on the first day of each month, with the last payment due on April 1, 2007. GECC holds a security interest in the purchased property and equipment. There are no financial covenants associated with the assumed notes.

In connection with the assumption of the Engeneos debt, the Company granted GECC a warrant to purchase up to 54,000 shares of common stock at an exercise price per share of $0.75. The aggregate relative fair value of the warrant granted was determined to be de minimus. No portion of the warrant has been exercised as of December 31, 2006.

On October 30, 2003, the Company entered into a Promissory Note with GECC. Under the Promissory Note, the Company borrowed $585,268 from GECC, with the initial drawdown being made on October 30, 2003. The Promissory Note is being repaid through 48 monthly payments of $14,562 made in advance on the first day of each month, with the last payment due on October 1, 2007. The Promissory Note bears interest at a fixed rate of 9.4% per annum. The Promissory Note is collateralized by certain property and equipment. There are no covenants associated with the Promissory Note.

On December 16, 2003, the Company entered into an additional Promissory Note with GECC. Under the Promissory Note, the Company borrowed $500,000 from GECC, with the initial drawdown being made on December 16, 2003. The Promissory Note is being repaid in 60 consecutive monthly payments due in advance on the first day of the month, as follows: (i) one payment of $1,908, (ii) eleven payments of $3,816, and (iii) forty-eight payments of $12,481, with the last payment due on December 1, 2008. The Promissory Note bears interest at a fixed rate of 9.2% per annum. The Promissory Note is collateralized by the property and equipment acquired by the Company from Phylos. There are no covenants associated with the Promissory Note.

On December 15, 2003, the Company entered into a Loan and Security Agreement (the Loan Agreement) with Comerica Bank (Comerica). Under the Loan Agreement, the Company borrowed $2,000,000 (the Note) from Comerica, with the initial drawdown being made on December 15, 2003. The Note bears interest at a fixed rate of 7% per annum, with interest-only payments through June 15, 2004, followed by 36 equal monthly installments of principal and interest starting on July 1, 2004 and continuing through the maturity date on June 15, 2007.

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

Substantially all of the assets of the Company, other than those which serve as collateral for the GECC Promissory Notes, were pledged as collateral. There are no financial covenants associated with the Note. Under the terms of the Note, any circumstance that caused a material adverse effect on (i) the business operations or condition of the Company as a whole, (ii) the ability of the Company to repay the obligations or otherwise perform its obligations under the Note, or (iii) the priority of Comerica’s security interests in the collateral constitutes an event of default. On July 8, 2005, the Company executed an amendment to the Loan Agreement with Comerica whereby all amounts due under the Note were repaid.

In connection with the Agreement with Comerica, the Company granted Comerica a warrant to purchase 200,000 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock) at a $0.50 exercise price per share. The warrant has a seven-year life and was fully vested upon grant. The fair value of the warrant at the date of grant was estimated using the Black-Scholes option-pricing model with an estimated life of seven years from the date of grant, a dividend yield of 0%, a volatility of 54%, and an assumed risk-free interest rate of 3.79%. The grant date fair value of the warrant was determined to be $80,000 and was being amortized to interest expense over the term of the Note. On July 8, 2005, the Note was repaid in full and accordingly, the remaining unamortized portion of the aggregate relative fair value of the warrant was recognized as interest expense on the date of repayment. The Company recognized $22,857, $56,191 and zero of interest expense during the years ended December 31, 2004, 2005 and 2006, related to the warrant, respectively. No portion of the warrant has been exercised as of December 31, 2006.

On July 8, 2005, the Company entered into an amendment to the Loan and Security Agreement with Comerica dated December 16, 2003. Under the terms of the amendment, the Company obtained a new Equipment Term Loan totaling $1,500,000, the proceeds of which was first used to repay the approximately $1,280,000 of debt outstanding under the original Loan and Security Agreement. The remaining portion of the new Equipment Term Loan could be used to purchase equipment or for working capital purposes. The new Equipment Term Loan bears interest at a fixed rate of 7.25% per annum, with interest-only payments through July 1, 2006, followed by 42 equal monthly installments of principal and accrued interest beginning on August 1, 2006 and continuing through the maturity date on January 1, 2010. Additionally, the amendment to the Loan and Security Agreement with Comerica provided for a Term Advance of up to $4,000,000 through April 1, 2006. On July 25, 2005, the Company drew down $3,500,000 of this amount. The new Term Advance bears interest at a fixed rate of 7.25% per annum, with interest-only payments through July 1, 2006, followed by 42 equal monthly installments of principal and accrued interest beginning on August 1, 2006 and continuing through the maturity date on January 1, 2010. The maximum amount of principal outstanding allowable under the amendment to the Loan and Security Agreement is $5,000,000.

In connection with the amendment with Comerica, the Company granted Comerica a warrant to purchase 175,000 shares of Series A Preferred Stock at a $0.50 exercise price per share, representing the fair value of Series A Preferred Stock at the time of grant. The number of shares that may be purchased under the warrant is equal to (i) the dollar amount that is 2.5% of the aggregate Term Advances made under the amended Loan and Security Agreement, divided by (ii) $0.50. The warrant has a seven-year life (its contractual term) and was fully vested upon grant. The fair value of the warrant at the date of grant was estimated using the Black-Scholes option-pricing model with an estimated life of seven years from the date of grant, a dividend yield of 0%, a volatility of 98%, and an assumed risk-free interest rate of 3.98%. The relative fair value of the warrant at the date of grant was determined to be $71,241 and is being amortized to interest expense, on the interest method, over the life of the amendment to the Loan and Security Agreement.

The Company recognized $7,916 and $15,831 of interest expense for the years ended December 31, 2005 and 2006, related to the warrant, respectively, and $7,916 of interest expense for each of the six months ended June 30, 2006 and 2007. No portion of the warrant has been exercised as of June 30, 2007.

In accordance with FASB Staff Position FAS 150-5: Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5) the

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

value of the warrant issued in 2005 (the 2005 Warrant) and the warrant issued to Comerica in 2003 (the 2003 Warrant), has been classified in Other long-term liabilities given that the underlying shares of the warrant are redeemable convertible Series A Preferred Stock. The change in fair value of the warrants as of the adoption of FSP 150-5 is immaterial. The 2005 and 2003 Warrants are being revalued at the end of each accounting period using the Black-Scholes option-pricing model until the earlier of: (i) the actual redemption date of the Series B Preferred Stock or (ii) exercise of the warrant.

The value of the 2005 warrant was $71,241, $6,909 and $20,667 at December 31, 2005, 2006 and June 30, 2007, respectively. The value of the 2003 warrant was $80,000, $6,000 and $18,857 at December 31, 2005, 2006 and June 30, 2007, respectively. The Company recognized $0, $0, $138,332 and $136,246 of credits to interest expense during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006, respectively, and interest expense of $26,615 for the six months ended June 30, 2007, related to the change in valuation of the 2005 and 2003 Warrants.

As of December 31, 2006, the future payments of the debt obligations are as follows:

Year

2007	$2,026,132
2008	1,748,919
2009	1,494,143
2010	119,791

5,388,985
Less: Amounts representing interest	(539,283)

Present value of future minimum payments	4,849,702
Less: Current portion of unamortized warrant value	(15,831)
Less: Current portion of principal payments	(1,715,087)

Long-term debt obligation	3,118,784
Less: Long-term portion of unamortized warrant value	(31,663)

Long-term debt obligation, net of unamortized warrant value	$3,087,121

10.	Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable Convertible Preferred Stock

On March 31, 2003 and December 16, 2003, the Company sold 6,680,005 shares and 7,333,330 shares, respectively, of Series A Preferred Stock, par value of $0.001, at a price of $0.75 per share to three groups of investors. Aggregate proceeds from the sales were $10,459,659, net of issuance costs of $50,347.

On December 15, 2004, the Company sold an additional 23,000,002 shares of Series A Preferred Stock, par value of $0.001, at a price of approximately $0.50 per share to the same group of three investors. Total proceeds from this sale were $11,500,000. In addition, the Company issued 8,800,001 shares of Series A Preferred Stock to the same investors that purchased the Company’s Series A Preferred Stock in 2003 based on an agreement with these shareholders in which no incremental proceeds were received by the Company. In connection with this transaction, the Company’s articles of incorporation were amended such that the incremental preferred shares provided no additional redemption value to the receiving shareholders. In addition, the conversion feature also provided no incremental value.

On June 14, 2006, the Company sold 212,155,248 shares of Series B Preferred Stock, par value of $0.001, at a price of $0.08013 per share to the three current investor groups and one new lead investor group. Aggregate proceeds from the sale were $17,000,000 (including the conversion of the 2005, March 2006 and

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

May 2006 Convertible Notes). Total net cash proceeds received from the sale, considering the effect of the conversion of the convertible notes and issuance costs of $112,922, totaled approximately $11,262,000.

The Series A Preferred Stock and Series B Preferred Stock (collectively Series A and B Preferred Stock) have the following rights, preferences, and privileges:

Voting

The holders of Series A and B Preferred Stock are entitled to the number of votes equal to the number of whole shares of common stock into which the shares of Series A and B Preferred Stock are then convertible. The current rate of conversion at June 30, 2007 is 2.89258 and 1.00 for the Series A and B Preferred Stock, respectively. The holders of Series A and B Preferred Stock vote together with the holders of common stock as a single class. The holders of Series A Preferred Stock are entitled to elect three members of the Board of Directors (the Board) of the Company and the holders of Series B Preferred Stock are entitled to elect one member of the Board of the Company.

Dividends

In connection with the sale of the Series B Preferred Stock in 2006, all previously accrued dividends with respect to the Series A Preferred Stock were cancelled at that time. Accordingly, the Company reversed the $4,859,079 of accrued, but unpaid dividends through additional paid-in capital, on the Series A Preferred Stock through June 13, 2006.

Beginning June 14, 2006, the holders of Series A Preferred Stock are entitled to receive dividends at a rate of 8% of the per share issue price or $0.04 per share per annum and the holders of Series B Preferred Stock are entitled to receive dividends at a rate of 8% of the per share issue price or $0.0064 per share per annum. Dividends are payable only when, as and if declared by the Board of the Company. Dividends accrue daily and are cumulative from the date of issuance, whether or not declared. At December 31, 2006 and June 30, 2007, dividends totaling $1,268,602 and $2,410,975 have been accrued for Series A Preferred Stock, respectively, and $748,932 and $1,690,740 have been accrued for Series B Preferred Stock, respectively. However, no dividends have been declared.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Series B Preferred Stock are entitled to be paid out of the assets of the Company available for distribution, before any payment is made to the holders of Series A Preferred Stock and common stock or any other class or series of stock ranking on liquidation junior to the Series B Preferred Stock, an amount equal to $0.08013 per share, plus any dividends accrued, but unpaid thereon.

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, as defined, following the payment of the amounts payable to holders of Series B Preferred Stock pursuant to the foregoing paragraph, the holders of Series A Preferred Stock are entitled to be paid out of the assets of the Company available for distribution, before any payment is made to the holders of common stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock, an amount equal to the greater of: (i) $0.50 per share, plus any dividends accrued, but unpaid thereon or (ii) the amount per share as would have been payable had such shares of Series A Preferred Stock been converted to common stock immediately prior to such liquidation, dissolution, or winding-up. Upon receipt of such preference amount, the holders of Series A Preferred Stock do not share with the holders of common stock or any other class or series of stock ranking on liquidation junior to the Series A Preferred Stock in distributions of any amounts remaining after the preference payment.

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

After the payment of all preferential amounts required to be paid to the holders of Series B Preferred Stock and Series A Preferred Stock, the remaining assets of the Company available for distribution are distributed among the holders of Series B Preferred Stock and common stock, pro rata based on the number of shares held by such holder, treating all such securities as if they had been converted to common stock immediately prior to such voluntary or involuntary liquidation, dissolution, or winding-up. The maximum amount payable to the holders of Series B Preferred Stock upon any voluntary or involuntary liquidation, dissolution, or winding-up of the Company is equal to the greater of (i) $0.40065 or (ii) the aggregate amount the holders would have received if the holder had converted the shares of Series B Preferred Stock into shares of common stock immediately prior to such voluntary or involuntary liquidation, dissolution or winding-up of the Company.

Conversion

Each Series A and Series B Preferred Stock holder has the right, at its option at any time, to convert any such shares of Series A or B Preferred Stock into fully paid and nonassessable shares of common stock. The conversion ratio is determined by dividing the purchase price by the Series A or Series B conversion price, which initially is equal to the purchase price, but may be adjusted based on stock splits or anti-dilution events. All shares of Series A and B Preferred Stock will be automatically converted into shares of common stock upon the earlier of: (i) the closing of the sale of shares of common stock to the public at a price per share of at least $3.75, for the Series A Preferred Stock, or at least two times the Series B Preferred Stock original purchase price for the Series B Preferred Stock, and which results in aggregate proceeds to the Company of at least $40,000,000 or (ii) a date agreed to in writing by the holders of at least two-thirds of the then-outstanding shares of Series A and B Preferred Stock (mandatory conversion). The Series A and B Preferred Stock will be converted at the then-effective conversion rate, as adjusted for stock-splits or anti-dilution provisions.

Redemption

Shares of Series A Preferred Stock must be redeemed by the Company at a price of $0.50 per share, plus all accrued, but unpaid dividends, at the election of the holders of Series A Preferred Stock and completion of the redemption of all shares of Series B Preferred Stock, as follows: (i) the Company must redeem one-third of the Series A Preferred Stock, commencing 60 days after receipt of a written request of the holders of more than 50% of the then-outstanding shares of Series A Preferred Stock at any time on or after March 31, 2011, (ii) following the one-year anniversary of the redemption made above, the Company must redeem two-thirds of the Series A Preferred Stock, commencing 60 days after receipt of a written notice of the holders of more than 50% of the then-outstanding shares of Series A Preferred Stock and (iii) following the one-year anniversary of the second redemption date, the Company must redeem all of the Series A Preferred Stock, commencing 60 days after receipt of a written request of the holders of more than 50% of the then-outstanding shares of Series A Preferred Stock on or after June 14, 2011.

Shares of Series B Preferred Stock must be redeemed by the Company at a price of $0.08013 per share, plus all accrued, but unpaid dividends, at any time on or after June 14, 2011 at the election of the holders of at least 66 2/3% (75% if not all Series B Preferred Stock holders participate in subsequent closing(s)) of the then-outstanding shares of Series B Preferred Stock.

Founder’s Stock

On October 24, 2002, the Company sold 2,000,000 shares of restricted common stock to its founder for $0.005 per share, for total proceeds of $10,000, which represented the fair market value of the Company’s common stock as determined by management and the Board. In the event of termination of employment and/or Board seat prior to October 24, 2006, the Company had the right to repurchase any unvested shares at their original purchase price. The Company’s maximum right to repurchase the shares was 75% of the award as

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

25% of the award was vested upon grant. The Company’s right to repurchase shares relating to the remaining 75% of the award lapsed at a rate of 4.6875% for each three full months of employment with the Company from the grant date. All shares were fully vested on October 24, 2006. In May 2005, the Company’s Chief Executive Officer resigned, but continued as Chairman of the Board and pursuant to the terms of the original award, he continued to vest in the award because of his continued services as a member of the Board. As of December 31, 2005 and 2006, 375,000 and zero of these shares, respectively, were subject to repurchase by the Company.

Stock Incentive Plan

The Company maintains the 2002 Stock Incentive Plan (the Plan). The Plan allows for the award of incentive and nonqualified stock options, restricted common stock, and other stock-based awards to employees, officers, directors, consultants, and advisors of the Company. Under the original terms of the Plan, 3,000,000 shares of common stock were reserved for issuance. Subsequent to inception, through August 31, 2006, the Plan was amended to increase the number of shares issuable under the Plan to 67,832,385. On June 20, 2007, an additional amendment was executed to increase the number of shares issuable under the Plan to 89,855,420. The Board administers the Plan and determines the exercise price of options, purchase price for restricted stock, the rates at which awards vest, and other terms and conditions of the awards. Option awards to employees generally vest 25% upon the first anniversary of the grant date and 6.25% quarterly thereafter. The vesting for nonemployee option awards and restricted stock awards are determined by the Board on an individual award basis. All stock-based awards expire ten years from the date of grant. The Plan terminates no later than ten years after adoption. As of December 31, 2006 and June 30, 2007, 17,355,892 and 16,286,693 shares, respectively, were available for grant under the Plan.

The following table summarizes the stock option activity of the Plan:

		Weighted-Average
	Number of Shares	Exercise Price

Outstanding at December 31, 2005	4,681,929	$0.048
Granted	44,770,671	0.030
Exercised	(236,523)	0.056
Canceled	(1,880,107)	0.035

Outstanding at December 31, 2006	47,335,970	0.032
Granted (unaudited) in February and March 2007	14,730,195	0.039
Granted (unaudited) in June 2007	10,230,282	0.180
Exercised (unaudited)	(552,882)	0.047
Canceled (unaudited)	(1,859,493)	0.034

Outstanding at June 30, 2007 (unaudited)	69,884,072	0.055

Exercisable at December 31, 2006	2,743,310	$0.040

Exercisable at June 30, 2007 (unaudited)	11,478,854	$0.032

The per share fair value of common stock related to options granted in 2006 was $0.03 and in February, March and June of 2007 was $0.03, $0.04, $0.18, respectively, which, in each case, equaled the exercise price per share.

Restricted Stock

On March 13, 2006, the Company sold 1,750,000 shares of restricted common stock to the Company’s Chief Executive Officer, at a purchase price of $0.06 per share, which was equal to the fair market value of

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

the Company’s common stock at that date. The Company received proceeds of $1,750 for the par value of $0.001 per share and a secured promissory note (the Note) was issued to the Company for the remainder of the purchase price of $103,250. The shares vest over a period of four years beginning in May 2005, and 656,205 and zero shares vested in 2006 and 2005, respectively. The Note bears interest at 4.01% per annum and it is repayable upon the earlier of (i) five days prior to the consummation of an acquisition, merger or business combination by a public company if the borrower will be a director or executive officer of the acquiring entity (ii) five days prior to the date the Company files a registration statement with the Securities and Exchange Commission if the borrower will be a director or executive officer of the Company or (iii) within 30 days from the date of termination of employment with the Company.

The Note is considered a non-recourse note for accounting purposes because in the event of default, the Company’s recourse is limited to the stock on which the Note is secured and additional security which may not equal the value of the Note including accrued interest. Under the guidelines of APB No. 25 and related literature and SFAS No. 123R, the purchase of stock in exchange for a non-recourse loan is accounted for as a grant of a stock option, as the employee has the ability to relinquish the stock in lieu of repaying the loan. Since the shares sold are subject to a non-recourse note and are considered an option for accounting purposes, the Company has not recorded the note within the balance sheet. The Company measured the fair value of the restricted stock award at the grant date using a Monte Carlo simulation, using an exercise price that increases by 4.01% each year due to the interest accruing on the Note. The grant date fair value of the award was calculated to be $0.033 per share, for a total fair value of $57,570.

The grant date of the award was deemed to be June 23, 2005, the date on which the award was approved by the Board of Directors, and upon which all the terms of the award were known. The restricted stock was not issued until March 13, 2006, and therefore these shares are not shown as outstanding at December 31, 2005. For the year ended December 31, 2005, this award was accounted for under the provisions of APB No. 25, as a variable award and was remeasured at each reporting period end. As there was no change to the fair market value of the Company’s common stock from the grant date to December 31, 2005, no compensation expense was recognized for the year ended December 31, 2005. Total stock compensation expense of $8,422 related to this award is included in the proforma compensation footnote disclosures for 2005. At January 1, 2006, upon the adoption of SFAS No. 123R, there is $49,328 of compensation expense related to the unvested stock at that date, which will be expensed over the remaining vesting period, through May 2009. For the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007, the Company recorded $13,234, $3,391 and $7,219 of stock based compensation expense, respectively, for this award. As of December 31, 2005 and 2006 and June 30, 2007, 1,750,000, 1,093,750 and 875,000 of these shares, respectively, were unvested and subject to repurchase by the Company.

On February 16, 2005, the Company sold 50,000 shares of restricted common stock to a member of the Scientific Advisory Board for $0.075 per share, for total proceeds of $3,750, which represented the fair market value of the Company’s common stock as determined by the Board. In the event of termination of the Scientific Advisory Board membership prior to October 1, 2008, the Company has the right to repurchase any unvested shares at their original purchase price. The Company’s right to repurchase the shares lapses 6.25% on January 1, 2005 and at a rate of 6.25% for each three months of service to the Company from January 1, 2005. All of the shares will be fully vested on October 1, 2008. In the years ended December 31, 2005 and 2006, 12,500 shares vested in each period. As of December 31, 2005 and 2006 and June 30, 2007, 37,500, 25,000 and 18,750 of these shares, respectively, were unvested and subject to repurchase by the Company. The Scientific Advisory Board member remitted payment in full for the restricted common shares issued. Accordingly, no compensation expense was recorded in the accompanying statement of operations for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007.

On December 8, 2005, the Company sold 100,000 shares of restricted common stock to another member of the Board for $0.05 per share, for total proceeds of $5,000, which represented the fair market value of the

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

Company’s common stock as determined by the Board. The Company’s right to repurchase the shares lapsed 100% on December 8, 2005. Accordingly, none of the shares were subject to repurchase by the Company at December 31, 2005 and 2006 and June 30, 2007.

A summary of activity related to restricted stock under the Plan for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007 is as follows:

		Weighted-Average	Weighted-Average
		Grant Date Fair	Intrinsic
	Number of Shares	Value	Value

Nonvested at December 31, 2005	481,250	$0.012
Granted	1,750,000	0.033	$0.147
Vested	(1,112,500)	(0.023)
Forfeited	—	—

Nonvested at December 31, 2006	1,118,750	0.033
Granted (unaudited)	—	—
Vested (unaudited)	(225,000)	(0.033)
Forfeited (unaudited)	—	—

Nonvested at June 30, 2007 (unaudited)	893,750	$0.033

Share-based payments made to non-employees are accounted for under the guidance of Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration Other Than Employee Services Under FASB Statement No. 123, Accounting for Stock-Based Compensation (EITF No. 96-18). Awards are measured at fair value on the date of grant and remeasured at each reporting period. Compensation expense is recognized over the service period, typically the vesting period on an accelerated method, in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (an interpretation of APB Opinions No. 15 and 25) (FIN No. 28). Compensation expense for share-based payments to non-employees was $9,385, $1,374 and $10,418 for the year ended December 31, 2006 and for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

11.  401(k) Savings Plan

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan covers substantially all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the Plan may be made at the discretion of the Board. The Company has made no discretionary contributions during the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007.

12.  Subsequent Events

Series B Redeemable Convertible Preferred Stock

On February 28, 2007, the Company sold 124,797,211 shares of Series B Preferred Stock, par value of $0.001, at a price of $0.08013 per share to existing Series B stockholders. Aggregate proceeds from the sale were $10,000,000.

Series C Redeemable Convertible Preferred Stock

On July 11 and August 13, 2007, the Company sold an aggregate of 79,550,830 shares of Series C Preferred Stock, par value of $0.001, at a price of $.20 per share to two new investors, one director and

Adnexus Therapeutics, Inc.

Notes to Financial Statements — (Continued)

existing investors. Aggregate proceeds from the sale were $15,910,166. The Series C Preferred Stock has substantially the same rights, preferences and privileges as the Series B Preferred Stock.

On July 10, 2007, in conjunction with the issuance of 77,500,000 shares of Series C Preferred Stock, the 2002 Stock Incentive Plan was amended to increase the number of shares issuable under the Plan to 103,533,435.

Collaboration Agreement

On February 14, 2007, the Company entered into a strategic alliance and collaboration agreement with Bristol-Myers Squibb Company (BMS) to discover, develop and commercialize Adnectin-based therapeutics for certain oncology-related targets. The goal of the collaboration is to discover and develop biologic compounds specifically designed to modulate oncology targets of high clinical impact. The Company deployed its PROfusion system on two new research programs with BMS, as well as a third program that was started pre-alliance at Adnexus. The Company may use its PROfusion technology on a total of up to four targets across six research programs to identify and deliver pre-clinical Adnectin candidates to BMS. BMS will be responsible for global development and commercialization activities and costs, while the Company will retain a limited co-promotion right in the United States for the first product for which regulatory approval is sought in the United States. Under the terms of this agreement, BMS will provide the Company with committed funds of approximately $30,000,000 over the next three years, consisting of an upfront payment of $20,000,000 received in February 2007 and guaranteed development payments. The Company is also eligible to receive regulatory milestone payments of up to $211,500,000 for the first product based on the first target, and up to a total of $141,000,000 for up to five other products, as well as royalties on product sales and sales-based milestone payments. BMS has no rights to the Company’s lead clinical candidate, Angiocept.

The Company evaluated the multiple elements of its arrangement with BMS in accordance with the provisions of EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF No. 00-21). The Company determined that the initial payment of $20,000,000 received in February 2007 was attributable to the Company’s obligations that may not be satisfied until March 2012, approximately five years following execution of the agreement and receipt of payment. Consequently, the Company has recorded the payment as Deferred Revenue and is recognizing revenue from this payment ratably from the date of the agreement with BMS through March 31, 2012. The Company will receive payments and reimbursements for development activities undertaken by Adnexus for the benefit of BMS and will present them on a gross basis in accordance with the provisions of EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (EITF No. 99-19). The Company has recognized $2,700,915 of revenue under its arrangement with BMS during the six months ended June 30, 2007.

           Shares

Common Stock

Prospectus
August   , 2007

LEHMAN BROTHERS	UBS INVESTMENT BANK

COWEN AND COMPANY	LAZARD CAPITAL MARKETS

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Amount

Securities and Exchange Commission registration fee	$
National Association of Securities Dealers Inc. fee		—
NASDAQ listing fee		—
Accountants’ fees and expenses			*
Legal fees and expenses			*
Blue Sky fees and expenses			*
Transfer Agent’s fees and expenses			*
Printing and engraving expenses			*
Miscellaneous			*

Total Expenses	$		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Adnexus) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Adnexus, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of Adnexus to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of Adnexus, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Adnexus, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and our executive officers. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us with the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years that were not registered under the Securities Act of 1933, as amended. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuances of Capital Stock

1. In July 2004, we sold convertible promissory notes to venture capital investors and other accredited investors for an aggregate purchase price of $3,999,999.33. The convertible promissory notes accrued interest at a rate of 6% per annum and had a maturity date of March 31, 2005. In December 2004, the convertible notes, along with accrued but unpaid interest, converted into an aggregate of 8,191,999 shares of our Series A Convertible Preferred Stock at a conversion price of $0.50 per share.

2. On December 15, 2004, we sold an aggregate of 31,192,000 shares of our Series A Convertible Preferred Stock at a price per share of $0.50 to venture capital investors, for an aggregate purchase price of $15,595,999.76. Upon the closing of this offering, these shares will convert automatically into 90,225,381 shares of our common stock.

3. In December 2005 and March 2006, we sold convertible promissory notes to venture capital investors for an aggregate purchase price of $4,000,000.68. The convertible promissory notes accrued interest at a rate of 8% per annum and had a maturity date of June 30, 2006. In May 2006, we sold convertible promissory notes for an aggregate purchase price of $1,500,000 which accrued interest at a rate of 8% per annum and had a maturity date of September 30, 2006, and amended the December and March notes to, among other things, extend their maturity date to September 30, 2006. In June 2006, the December, March and May convertible notes, along with accrued but unpaid interest, converted into an aggregate of 70,204,420 shares of our Series B Convertible Preferred Stock at a conversion price of $0.08013 per share.

4. In June 2006 and February 2007, we sold an aggregate of 336,952,459 shares of our Series B Convertible Preferred Stock at a price per share of $0.08013 to venture capital investors for an aggregate purchase price of $27,000.000.51. Upon the closing of this offering, these shares will convert automatically into 336,952,459 shares of our common stock.

5. In July and August 2007, we sold an aggregate of 79,550,830 shares of our Series C Convertible Preferred Stock at a price per share of $0.20 to venture capital investors and other accredited investors for an aggregate purchase price of $15,910,166. Upon the closing of this offering, these shares will convert automatically into 79,550,830 shares of our common stock.

6. On August 1, 2004, we issued 8,750 shares of our common stock to an employee at a price of $0.035 per share.

7. From July 1, 2004 through August 13, 2007, we issued an aggregate of 3,057,370 shares of our common stock at prices ranging from $0.01 to $0.075 per share to certain of our employees, consultants and directors pursuant to stock option and restricted stock awards under our 2002 stock plan.

No underwriters were involved in the foregoing sales of securities. The securities described in paragraphs 1 through 6 of Item 15 were issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraph 7 of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(b) Stock Option Grants and Warrants

From July 1, 2004 through August 13, 2007, we granted stock options to purchase an aggregate of 85,115,439 shares of our common stock with exercise prices ranging from $0.01 to $0.18 per share, to employees, directors and consultants pursuant to our 2002 stock plan. An aggregate of 1,157,370 shares have been issued upon the exercise of stock options for an aggregate consideration of $51,305 as of August 13, 2007. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

On July 8, 2005, we issued a warrant to an accredited investor to purchase 75,000 shares of our Series A Convertible Preferred Stock at an exercise price of $0.50 per share. Upon the closing of the offering, this warrant will become exercisable for 506,201 shares of our common stock at an exercise price of $0.172856 per share.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

2. For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4. For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 21st day of August, 2007.

ADNEXUS THERAPEUTICS, INC.

By:	/s/ John D. Mendlein
John D. Mendlein, Ph.D.
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Adnexus Therapeutics, Inc., hereby severally constitute and appoint John Mendlein our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ John D. Mendlein John D. Mendlein, Ph.D.	President and Chief Executive Officer and Director (Principal Executive, Financial and Accounting Officer)	August 21, 2007

/s/ Noubar B. Afeyan Noubar B. Afeyan, Ph.D.	Director	August 21, 2007

/s/ Jean-Francois Formela Jean-Francois Formela, M.D.	Director	August 21, 2007

/s/ L. Patrick Gage L. Patrick Gage, Ph.D.	Director	August 21, 2007

/s/ Anders D. Hove Anders D. Hove, M.D.	Director	August 21, 2007

/s/ Amir Nashat Amir Nashat, Ph.D.	Director	August 21, 2007

Signature	Title	Date

Frank D. Lee, Ph.D.	Director	August , 2007

/s/ Timothy J. Rink Timothy J. Rink, M.D.	Director	August 21, 2007

Exhibit Index

Exhibit
Number		Description of Exhibit

1	.1*	Underwriting Agreement
3.1		Certificate of Incorporation of the Registrant, as amended
3.2		By-Laws of the Registrant
3	.3*	Form of Amendment to the Certificate of Incorporation of the Registrant (to be effective just prior to the effectiveness of this offering)
3	.4*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3	.5*	Form of Amended and Restated By-Laws of the Registrant (to be effective upon the closing of this offering)
4	.1*	Specimen Certificate evidencing shares of common stock
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1†	Strategic Alliance and Collaboration Agreement, dated February 14, 2007, by and between the Registrant and Bristol-Myers Squibb Company
10	.2†	License Agreement, dated July 1, 1999, by and between Research Corporation Technologies and the Registrant, as amended on January 15, 2003 and May 2, 2007
10	.3†	Amended and Restated License Agreement, dated July 27, 1998, between The General Hospital Corporation and the Registrant
10	.4†	License, Manufacturing and Supply Agreement, dated August 5, 2005, by and between Nektar Therapeutics AL and the Registrant
10	.5†	Mutual Patent License Agreement, dated December 10, 2004, by and between Mitsubishi Chemical Corporation and the Registrant
10	.6†	License Agreement, dated March 27, 2000, by and between the Registrant and University Technology Corporation
10.7		Lease Agreement, dated November 14, 2006, by and between ARE-MA Region No. 9, LLC, Oscient Pharmaceuticals Corporation, and the Registrant, as amended on March 7, 2007
10.8		Master Security Agreement, dated February 14, 2002, by and between General Electric Capital Corporation and the Registrant, as amended on February 14, 2002, September 25, 2003 and December 16, 2003
10.9		Warrant to Purchase Common Stock, issued to General Electric Capital Corporation, September 25, 2003, as amended
10.10		Loan and Security Agreement, dated December 15, 2003, by and between Comerica Bank and the Registrant, as amended on July 8, 2005
10.11		Warrant to Purchase Series A Preferred Stock, issued to Comerica Bank, December 15, 2003
10.12		Warrant to Purchase Series A Preferred Stock, issued to Comerica Bank, July 8, 2005
10.13		2002 Stock Incentive Plan, as amended
10.14		Form of Restricted Stock Agreement under the 2002 Stock Incentive Plan
10.15		Form of Incentive Stock Option Agreement under the 2002 Stock Incentive Plan
10.16		Form of Nonstatutory Stock Option Agreement under the 2002 Stock Incentive Plan
10	.17*	2007 Stock Incentive Plan
10	.18*	Form of Restricted Stock Agreement under the 2007 Stock Incentive Plan
10	.19*	Form of Incentive Stock Option Agreement under the 2007 Stock Incentive Plan
10	.20*	Form of Nonstatutory Stock Option Agreement under the 2007 Stock Incentive Plan
10	.21*	2007 Employee Stock Purchase Plan
10.22		Second Amended and Restated Investor Rights Agreement, dated July 11, 2007, between the Registrant, the purchasers (as defined therein), the common stockholders (as defined therein), GE Capital Corporation and Comerica Bank, as amended on August 13, 2007
10.23		Employment Letter, dated April 24, 2005, between Dr. John Mendlein and the Registrant

Exhibit
Number		Description of Exhibit

10.24		Severance and Change of Control Agreement, dated August 15, 2007, between the Registrant and John Edwards
10.25		Severance and Change of Control Agreement, dated August 16, 2007, between the Registrant and Erin Lanciani
10.26		Severance and Change of Control Agreement, dated August 15, 2007, between the Registrant and Eric Furfine
10.27		Severance and Change of Control Agreement, dated August 16, 2007, between the Registrant and Katrine Bosley
10.28		Severance and Change of Control Agreement, dated August 16, 2007, between the Registrant and Martin Freed
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.3		Consent of Orchard Partners
24.1		Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.